      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2002



                                                      REGISTRATION NO. 333-88494

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                     TROPICAL SPORTSWEAR INT'L CORPORATION
             (Exact name of registrant as specified in its charter)

            FLORIDA                                                          59-3424305
(State or other jurisdiction of                                           (I.R.S. Employer
 incorporation or organization)                                        Identification Number)

                               WILLIAM W. COMPTON
                                  CHAIRMAN AND
                            CHIEF EXECUTIVE OFFICER
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                             4902 W. WATERS AVENUE
                           TAMPA, FLORIDA 33634-1304
                           TELEPHONE: (813) 249-4900
                           FACSIMILE: (813) 249-7969

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:

          STEPHEN A. OPLER, ESQ.                      VALERIE FORD JACOB, ESQ.
        WILLIAM SCOTT ORTWEIN, ESQ.                    STUART H. GELFOND, ESQ.
             ALSTON & BIRD LLP                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
        1201 WEST PEACHTREE STREET                       ONE NEW YORK PLAZA
        ATLANTA, GEORGIA 30309-3424                   NEW YORK, NEW YORK 10004
         TELEPHONE: (404) 881-7000                    TELEPHONE: (212) 859-8000
         FACSIMILE: (404) 881-4777                    FACSIMILE: (212) 859-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED MAY 23, 2002

PROSPECTUS

                                4,200,000 SHARES
                     TROPICAL SPORTSWEAR INT'L CORPORATION
                                  COMMON STOCK
                             ----------------------

       We are selling 3,000,000 shares and the selling shareholders are selling 1,200,000 shares. The shares are quoted on the Nasdaq National Market under the symbol "TSIC." On May 22, 2002, the last sale price of the shares as reported on the Nasdaq National Market was $26.80 per share.


       INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                             ----------------------

                                                     PER SHARE               TOTAL
                                                     ---------               -----
Public offering price..............................     $                      $
Underwriting discount..............................     $                      $
Proceeds, before expenses, to Tropical Sportswear
  Int'l Corporation................................     $                      $
Proceeds, before expenses, to the selling
  shareholders.....................................     $                      $

       The underwriters may also purchase up to an additional 630,000 shares from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The shares will be ready for delivery on or about           , 2002.

                             ----------------------

MERRILL LYNCH & CO.                                          RBC CAPITAL MARKETS

                          WELLS FARGO SECURITIES, LLC.
                             ----------------------
                The date of this prospectus is           , 2002.

Description of Front Inside-Cover Artwork.

Across the top of the length of the cover are two rows, with three images of comparable size in the top row and two images in the bottom row. In the top row, from left to right, the images depict: (1) a poster depicting the Tahoe(R) River Outfitters branded packable trekking short; (2) a young man leaning against a pick-up truck wearing a pair of denim jeans below the brand "TWO PEPPER"; and (3) a young woman seated on a sofa wearing a pair of denim jeans and a sweater top with the "Duck Head 1865" brand logo displayed in the upper left corner of the image. In the bottom row, from left to right, the images depict: (1) a Duck Head window display featuring men's casual attire, and (2) a man resting in a tree wearing a pair of khaki pants and white dress-casual shirt with the Savane(R) brand logo displayed in lower left corner.

Description of Back Inside-Cover Artwork:

There are four images of varying size that comprise the cover. The image in the top left corner is of a telephone booth, one side of which contains a full length advertisement for "The Original Khaki Co.llection by Farah(R)" depicting a young man dressed in khaki pants and sweater embracing a young woman. The image in the top right corner is of a double decker bus under a banner containing the language "DON'T MISS THE BUS." Displayed horizontally across the side of the bus are the words "The Original Khaki Co.(TM)" with a young male model dressed in khaki pants and a tan colored short sleeve shirt seated to the left of the words. Immediately below this image is an image of a black, european model automobile parked on the street. The words "The Original Khaki Co.mfort by Farah(R)" are displayed on the side of automobile. Below the words is a picture of a man and woman relaxing on a sofa. The bottom image is of Victorinox(R) section of a retail store with a variety of Victorinox(R) product displayed on racks, mannequins and shelves. In the bottom center of the image is an inset containing the language "Victorinox(R), the makers of the original Swill Army(TM) Knife" in white letters set in a red rectangular box. At the bottom center of the cover page is an image of rectangular shaped denim fabric with "TSI(R)" in tan colors with the words "The Leader in Private Brand"(TM) centered beneath the image.

                               TABLE OF CONTENTS


                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     6
Cautionary Statement Concerning Forward-Looking
  Statements................................................    13
Use of Proceeds.............................................    15
Market Price of Common Stock................................    16
Dividend Policy.............................................    16
Capitalization..............................................    17
Selected Consolidated Financial Data........................    18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    29
Management..................................................    42
Certain Transactions and Related Parties....................    44
Principal and Selling Shareholders..........................    45
Description of Capital Stock................................    47
United States Tax Consequences to Non-United States
  Holders...................................................    50
Underwriting................................................    53
Legal Matters...............................................    56
Experts.....................................................    56
Where You Can Find More Information.........................    56
Incorporation of Certain Documents by Reference.............    57
Index to Financial Statements...............................   F-1


                             ----------------------

       You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell those securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

       This section summarizes information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in this offering. Therefore, you should read carefully and consider the entire prospectus, including the "Risk Factors" section, our consolidated financial statements and the related notes and the information we incorporate by reference before deciding to invest in shares of our common stock. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' overallotment option. References to "we," "us," "our," "our company" and "Tropical Sportswear" refer to Tropical Sportswear Int'l Corporation and its subsidiaries, unless the context requires otherwise. References to fiscal 2001 refers to the fifty-two week period ending on September 29, 2001 and references to any other fiscal year refers to the fifty-two or fifty-three week period ending on the Saturday closest to September 30(th) of such year.

GENERAL


       We are a leading innovator, designer, producer and marketer of high-quality branded and retailer private branded apparel products that we sell to major retailers in all levels and channels of distribution. Over the last decade, we have developed an operating blueprint that is designed to consistently and profitably deliver apparel products to our customers faster, better and cheaper than our competitors. Our business model emphasizes core, recurring styles to minimize inventory risk and to maximize return on investment to our customers by combining affordable, high-quality products, on-time and complete customer order fulfillment, and comprehensive retail inventory management systems. As part of this approach, we have focused on improving our operating efficiency and product speed to market beyond the traditional benchmarks associated with the apparel industry. We have used other high inventory-turnover consumer goods industries to set goals for our operating performance. We believe that this approach has not only transformed us into a fast-moving consumer goods company but has also established us as a leader in the apparel industry.



       Our primary product lines feature casual and dress-casual pants, shorts, denim jeans and woven and knit shirts for men, women, boys and girls. Our products are marketed under widely recognized international and national brands, including:


- our owned brands:
  - Savane(R)
  - Farah(R)
  - Duck Head(R)
  - Flyers(TM)
  - The Original Khaki Co.(R)
  - Bay to Bay(R)
  - Two Pepper(R)
  - Royal Palm(R)
  - Banana Joe(R)
  - Authentic Chino Casuals(R)
- our licensed brands:
  - Victorinox(R), the makers of the original Swiss Army(TM) Knife
  - Bill Blass(R)
  - Van Heusen(R)
  - John Henry(R)
- retailer national private brands:
  - Puritan(R)
  - Member's Mark(R)
  - Sonoma(R)
  - Croft & Barrow(R)
  - St. John's Bay(R)
  - Charter Club(R)
  - Roundtree & Yorke(R)
  - Geoffrey Beene(R)
  - G.H. Bass(R)
  - Izod(R)
  - White Stag(R)

       Our brand strategy provides for the distribution of our products across all major apparel retail channels, including department stores, discounters and mass merchants, wholesale clubs, national chains, specialty stores, catalog retailers, our retail outlets and the Internet. Our major customers include:

  - Wal-Mart
  - Sam's Club
  - Kohl's
  - J.C. Penney
  - Dillard's
  - Sears
  - Phillips-Van Heusen Retail Outlets
  - Federated
  - Belk
  - May Company
  - Saks
  - BJ's
  - Mervyn's
  - Costco

       Our seasoned management team has driven robust and profitable growth of our business through internal development, licensing and strategic acquisitions. Since fiscal 1997, the year prior to our initial public offering, we have acquired and successfully integrated four major brands -- Savane(R), Farah(R), Duck Head(R) and Victorinox(R). These acquisitions have enabled us to significantly expand our reach and presence to all market segments and levels of retail distribution. From fiscal 1997 through fiscal 2001, we realized:

       - net sales growth from $152 million to $436 million, or a compound annual growth rate of approximately 30%; and


       - EBITDA growth, excluding other charges, over the same period from $18 million to $45 million, or a compound annual growth rate of approximately 26%.


COMPETITIVE STRENGTHS

       The success of our business has resulted from several key strengths, which we believe distinguish us from others in our industry, including the following:


       Highly Diversified Portfolio of Brands and Distribution Channels. Our product line currently features over 75 brands and includes our owned and licensed brands as well as retailer private brands. We believe that the breadth of this portfolio of brands coupled with the positioning of our brand portfolio and retailer private brands across a broad range of price points enables us to maximize penetration of our customer base.



       Continuous Innovation. Innovation is a key element of our success. We have a proven record of generating customer and consumer demand with fresh new products featuring differentiated design and fabrication. We continuously work internally and collaborate with our suppliers to improve our products. Recent innovations have included our line of high-end casual and technical apparel marketed under the Victorinox(R) brand, which includes high-tech fabrics and performance features. In addition, our Farah(R) brand was first to market with 100% cotton, wrinkle-free pants. Also, in fiscal 2000 we introduced the "packable short," a short that packs within itself. The packable short had strong consumer acceptance, with one of our largest customers reporting sales of over 100,000 units in a single week.



       Superior Product Quality. Our superior product quality is critical to our success given increasing consumer demand for quality apparel products at compelling values. We apply stringent quality standards throughout our operations, from product design through the sourcing of our raw materials from the mill and the shipment of customer orders. The application of these standards results in a minimal rate of customer returns for defects.



       Accelerated Production Process. As a fast-moving consumer goods company, we have developed and continue to refine an operating blueprint that minimizes the production cycle and reduces inventory risk. We achieved a 26 day average production cycle for fiscal 2002 to date for our core replenishment products, which represents approximately two-thirds of our overall production. As a result of our effective use of technology and our efficient production structure, we believe that our unit production costs, on-time and complete customer order execution and inventory turns are among the best in the apparel industry.



       Efficient and Low-Cost Operations. We achieve efficient and low-cost operations through utilization of advanced technology, the integration of our systems and those of our suppliers, consolidation of operational and production processes and the employment of an experienced, well-trained work force. Our use of technology results in higher quality products, lower cost production and more effective and responsive customer order execution. To maintain our competitive advantage, we continue to make investments in the latest technology. In an effort to further streamline our operations, we are consolidating our cutting and administrative functions in El Paso into our Tampa facilities. Once completed, this consolidation is expected to generate annual pre-tax cost savings of $4.5 million beginning in fiscal 2003.


       Differentiated Customer Service and Support. We maximize customer satisfaction through our customized brand and merchandise management programs. Our programs help retailers increase their profit margins by outsourcing traditional retailer merchandising functions and reducing their inventory risk and markdowns. Additionally, as retailers have increasingly focused on maximizing their return on investment and inventory turns and partnering with vendors that can assist them in achieving those objectives, we have been able to provide many of our customers with our sophisticated vendor managed inventory program in which we manage customer inventory levels by stock-keeping unit, or SKU, and replenish inventories automatically based on store level retail sell-through.

       Proven Ability to Grow through Acquisitions. We are a proven industry consolidator. Our successful execution of acquisitions and licenses of complementary brands, product categories and operating capabilities has enabled us to significantly expand our reach and presence to all market segments and levels of distribution. The four major brands that we recently acquired are:
Savane(R), Farah(R), Victorinox(R), the makers of the original Swiss Army(TM) Knife, brand, and Duck Head(R).

       Experience and Depth of Management Team. Our management team consists of nine senior and operating level managers averaging nearly 24 years of experience in the apparel industry. We believe that the depth of our management team mitigates the impact of loss of any individual manager and enhances the overall execution of our business strategy. Our management team also has significant experience in identifying, evaluating, acquiring and integrating businesses and developing and revitalizing brand names.

GROWTH STRATEGIES

       We are well-situated to continue to strengthen our position as a leading innovator, designer, producer and marketer of high-quality branded and retailer private branded apparel products, both internally and through opportunistic acquisitions, and to further expand our margins and improve our return on invested capital. The key elements of our growth strategy include the following:


       Further Penetrate Existing and New Customers in Current and New
Markets. We intend to continue leveraging our diversified portfolio of brands and merchandising programs to expand our existing customer relationships by introducing new brands, products and programs, growing existing brands, products and programs and capitalizing on international growth opportunities with existing customers.



       Continue to Expand Product Categories. We will continue to develop and bring to market innovative products that complement our existing core product lines. For example, in 2001, we introduced our high-end Victorinox(R) line of technical apparel that combines fashion and excellent performance with a well-recognized brand. We are currently targeting the introduction of new lines of men's graphic t-shirts and women's, boys' and girls' sportswear. We believe that our ability to continue to offer an expanding array of products will be an important driver of future growth.



       Enhanced Productivity and Profitability. We continually explore initiatives to improve productivity and profitability through continued shortening of the production cycle, consolidating operations, leveraging our infrastructure, utilizing advanced technology and pursuing other cost-savings measures. For example, our continuing focus on shortening the production cycle has resulted in a reduction from a 39-day production cycle in fiscal 1997 to the current 26 day average for fiscal 2002 to date and we expect our production cycle to reach 24 days within 12 months.


       Develop New and Innovative Products. Our focus on innovative design and fabrication features is driven by consumer demand for freshness and innovation in styling, performance and value. This focus on innovation is an important reason we continue to be a key vendor to our customers and positions us well to realize continued growth with our customers and attract new customers.


       Pursue Opportunistic Acquisitions of Businesses and Brands. We believe that there is significant opportunity for future growth through acquisition given the high degree of industry fragmentation and the increasing trend by apparel retailers to focus on fewer key vendors. We also intend to explore additional strategic licensing opportunities to further enhance our brand portfolio. As a result of our prior successes in acquiring and integrating acquisitions, we believe that we are well-positioned to capitalize on potential future acquisition opportunities.

                                  THE OFFERING

Common stock offered:

  By us:.........................    3,000,000 shares

  By the selling shareholders:...    1,200,000 shares

          Total:.................    4,200,000 shares

Common stock outstanding after
this offering....................    10,892,665 shares


Use of proceeds..................    We estimate that our net proceeds from this
                                     offering will be approximately $76.0
                                     million. We intend to use these net
                                     proceeds to repay a portion of our
                                     outstanding debt, to pay for our new
                                     administrative office building in Tampa, to pay for our previously announced consolidation of specified operations, and for working capital and other general corporate purposes, including acquisitions.
                                     See "Use of Proceeds."


Risk Factors.....................    See "Risk Factors" and other information
                                     included in this prospectus for a
                                     discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol....    TSIC


       The number of shares outstanding after the offering is based on 7,811,765 shares outstanding as of May 6, 2002, includes 80,900 shares to be issued upon exercise of stock options by one of the selling shareholders in connection with this offering and excludes 1,510,477 shares reserved for issuance under our stock option plans, of which options to purchase 1,462,936 shares at a weighted average option price of $17.58 have been granted as of May 6, 2002. This number assumes that the underwriters' overallotment option is not exercised. If the overallotment is exercised in full, the selling shareholders will sell an additional 630,000 shares, of which 75,000 will be issued by us upon the exercise of stock options by one of the selling shareholders.

                            ------------------------

       We are incorporated in Florida. Our principal executive offices are located at 4902 W. Waters Avenue, Tampa, Florida 33634-1304 and our telephone number is (813) 249-4900. Our Internet web site address is www.tropicalsportswear.com. The information contained on or incorporated into our web site is not part of this prospectus.

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

       You should read the following summary financial information relating to our company together with Selected Consolidated Financial Data, our consolidated financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.


                                                                                TWENTY-SIX
                                             YEARS ENDED                        WEEKS ENDED
                              ------------------------------------------   ---------------------
                              OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,   MARCH 31,   MARCH 30,
                                 1999          2000            2001          2001        2002
                              ----------   -------------   -------------   ---------   ---------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................   $420,691      $472,985        $436,436      $222,075    $230,621
Gross Profit................    117,922       137,522         124,556        64,618      65,550
Selling, general and
  administrative expenses...     80,511        88,719          88,509        41,336      48,425
Operating income, as
  adjusted(1)...............     37,836        48,803          36,047        23,282      17,125
Net income, as
  adjusted(2)...............     10,886        18,106          12,130         8,969       6,627
Net income per common share:
  Basic.....................   $   1.43      $   2.37        $   1.58      $   1.17    $   0.86
                               ========      ========        ========      ========    ========
  Diluted...................   $   1.39      $   2.34        $   1.56      $   1.16    $   0.84
                               ========      ========        ========      ========    ========
OTHER DATA:
EBITDA(3)...................   $ 46,363      $ 56,410        $ 45,207      $ 27,686    $ 21,452
Production cycle days
  (average for the
  period)...................         32            30              28            28          26



                                                             AS OF MARCH 30, 2002
                                                                 (UNAUDITED)
                                                          --------------------------
                                                           ACTUAL    AS ADJUSTED(4)
                                                          --------   ---------------
BALANCE SHEET DATA:
Working capital.........................................  $136,769      $146,303
Total assets............................................   314,924       338,360
Long-term debt and capital leases, including current
  portion...............................................   148,028       108,509
Total shareholders' equity..............................    93,992       156,947


---------------

(1) Operating income, as adjusted, excludes pre-tax charges of $1.0 million related to severance for a former executive in fiscal 2000, $596 for severance, $848 for start-up costs for our Victorinox(R) product line, $900 related to a plant closure and $430 related to the pursuit of an acquisition in fiscal 2001.

(2) In addition to the items identified in note (1) above, net income, as adjusted, excludes an extraordinary gain of $800 recorded in fiscal 2001 related to the excess of the preliminary fair value of Duck Head's net assets acquired over the price we paid.


(3) EBITDA is income before income taxes, interest expense, and depreciation and amortization expense and excludes special charges described in note (1) above. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.



(4) The as adjusted consolidated balance sheet data presented above reflects our receipt of the net proceeds from the sale by us of 3,000,000 shares of our common stock offered hereby at an assumed public offering price of $26.80 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, plus our receipt of approximately $1.0 million from one of the selling shareholders upon his exercise of stock options in connection with this offering, and our application of the net proceeds as described in "Use of Proceeds" on a pro forma basis as if the application of the net proceeds occurred on March 30, 2002. See "Capitalization."

                                  RISK FACTORS

       Any investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks and all of the other information set forth or incorporated by reference in this prospectus before investing in our common stock. If any of the following risks actually occur, our business prospects, financial condition and results of operations could be materially harmed and the trading price of our common stock could decline. In any such case, you could lose part or all of your investment in our company.

OUR FINANCIAL SUCCESS IS LINKED TO THE SUCCESS OF OUR CUSTOMERS.

       Our financial success is directly related to the success of our customers and the willingness of our customers, in particular our major customers, to continue buying our products. Worldwide sales to our five largest customers represented approximately 51.1%, 51.8% and 58.2% of net sales during fiscal 1999, 2000 and 2001, respectively. Worldwide sales to Wal-Mart accounted for approximately 11.3%, 13.4% and 15.3% of net sales during fiscal 1999, 2000 and 2001, respectively. Worldwide sales to Sam's Club accounted for approximately 13.2%, 12.6% and 17.6% of net sales during fiscal 1999, 2000 and 2001, respectively.


       We do not have long-term contracts with any of our customers. Sales to our customers are generally on an order-by-order basis and are subject to rights of cancellation and rescheduling by the customer. Accordingly, the number of unfilled orders at any given time is not indicative of the number that eventually will be shipped. If we cannot timely fill our customers' orders, our relationships with our customers may suffer, and this could have a material adverse effect on us, especially if the relationship is with a major customer. Furthermore, if any of our major customers experiences a significant downturn in its business, or fails to remain committed to our products, programs or brands, then these customers may reduce or discontinue purchases from us, which could have a material adverse effect on our business, results of operations and financial condition. Many of our customers are affiliates of other customers and therefore any impact to our relationship with one customer may impact our relationship with other customers.


THE APPAREL INDUSTRY IS HEAVILY INFLUENCED BY GENERAL ECONOMIC CYCLES.


       Apparel is a cyclical industry that is heavily dependent upon the overall level of consumer spending. Purchases of apparel and related goods tend to be highly correlated with cycles in the disposable income of consumers. As a result, any substantial deterioration in general economic conditions, increase in interest rates or any other events or uncertainties that discourage consumers from spending could have a significant effect on our sales and profitability. Overall market sales declined in 2000 and 2001 and this trend has continued into 2002. This decline has been due in part to declining prices. The calendar year 2001 witnessed a significant reduction in consumer spending in the retail sector due in part to the recession in the United States and the terrorist attacks on September 11, 2001. Such conditions may continue or may reoccur. In addition, moderate department stores have experienced declining sales recently, as consumers' buying habits have changed. This has negatively affected, and may continue to negatively affect, our sales, particularly our Savane(R) branded programs.


OUR BUSINESS COULD SUFFER AS A RESULT OF CONSOLIDATIONS, RESTRUCTURINGS AND OTHER OWNERSHIP CHANGES IN THE RETAIL INDUSTRY.

       Various apparel retailers, including department stores, some of which are or have been our customers, have in recent years experienced financial problems. Many have been subject to bankruptcy, restructuring, or liquidation, while others have consolidated ownership and centralized buying decisions. This increases our risk of extending credit to these retailers, and may lead us to reduce or discontinue business with such customers, or to assume more credit risk relating to their accounts receivable. Any one of these actions could have a material adverse effect on our business, results of operations and financial condition.

WE COMPETE WITH MANUFACTURERS AND RETAILERS IN THE HIGHLY COMPETITIVE APPAREL INDUSTRY.

       We compete with many domestic and international apparel manufacturers, including brand name and private brand producers and retailers (including our own customers and vertically integrated specialty stores) who have, or may have, the internal capability to develop their product and source their products from independent manufacturers. Our products are also in competition with many designer and non-designer product lines. Our products compete primarily on the basis of price, quality, brand recognition and our ability to satisfy customer orders in a timely manner. Our failure to satisfy any one of these factors could cause our customers to purchase products from our competitors. Intense competition in the apparel industry has over the past several years resulted in and may in the future result in significant discounting and lower gross margins. This price deflation is attributable to increased competition, increased product sourcing to lower cost countries, growth of the mass merchant channel of distribution and increased value-consciousness on the part of consumers. This downward pressure on prices may limit our ability to maintain or improve gross margins. Because of our high debt level, we may also be less able to respond effectively to these developments than our competitors who have less financial leverage. Many of our competitors and potential competitors have greater financial, manufacturing and distribution resources than we do. If manufacturers or retailers increase their competition with us, or if our current competitors become more successful in competing with us, we could experience material adverse effects on our business, results of operations and financial condition.

THE INTEGRATION, ON JANUARY 1, 2005, OF ALL TEXTILE AND APPAREL QUOTAS UNDER THE WORLD TRADE ORGANIZATION AGREEMENT ON TEXTILES AND CLOTHING COULD REDUCE THE COMPETITIVENESS OF APPAREL ASSEMBLED IN MEXICO AND THE CARIBBEAN BASIN UNDER OUR CURRENT BUSINESS MODEL.

       In accordance with the Agreement on Textiles and Clothing of the World Trade Organization, or WTO, the United States has entered into bilateral trade agreements with a number of other countries, including China. These agreements limit the amount and type of goods that may be imported annually from these countries. As a result of trade preference programs with Mexico and the Caribbean Basin, where we produce and source a majority of our goods, we currently enjoy a competitive advantage over those companies who import goods from countries that are subject to these quotas. Effective January 1, 2005, the United States, with few exceptions, is obligated to remove quotas applicable to goods from all WTO member countries, including China. The removal of these quotas will result in an increase in the amount of goods imported annually from these countries, including China, thereby increasing our competition and potentially having a material adverse effect on our business, results of operations and financial condition.

WE MAY EXPERIENCE DELAYS OR OTHER DIFFICULTIES IN CONSOLIDATING OUR EL PASO, TEXAS CUTTING AND ADMINISTRATION FUNCTIONS INTO OUR TAMPA, FLORIDA FACILITIES.


       We may experience unanticipated conditions, contingencies, delays and expenses in connection with consolidating our El Paso, Texas cutting and administration functions into our Tampa, Florida facilities. As a result, we may not achieve our projected cost savings as soon as anticipated or in the amount anticipated or our costs may be more than anticipated. The success of the consolidation depends on many factors outside of our control, including, but not limited to, the number of our associates who move to Tampa, difficulty in finding replacements for associates who elect not to move to Tampa and our ability to retain the associates in El Paso necessary to facilitate a smooth transition of the functions to Tampa.


FLUCTUATIONS IN THE PRICE, AVAILABILITY AND QUALITY OF THE FABRICS OR OTHER RAW MATERIALS WE USE COULD INCREASE OUR COST OF SALES AND REDUCE OUR ABILITY TO MEET OUR CUSTOMERS' DEMANDS.

       The principal fabrics used in our apparel consist of cotton, wool, synthetic and blended fabrics. The price we pay for these fabrics is mostly dependent on the market prices for the raw materials used to produce them, namely cotton, wool, rayon and polyester. Depending on a number of factors, including crop yields and weather patterns, the market price of these raw materials may fluctuate significantly. Some of our suppliers are experiencing financial difficulties. This increases the risk that we will be unable to obtain raw materials at the price or quality or with the ease that we have historically obtained them. Moreover, only a limited number of suppliers are available to supply the fabrics at the level of quality we require. If we have to procure fabrics from sources other than our current suppliers, the quality of the fabric may be significantly different from that obtained from our current suppliers which could result in lost sales. Fluctuations in the price, availability and quality of the fabrics or raw materials that we use could increase our cost of sales and reduce our ability to meet our customers' demands. We have not entered into transactions to mitigate or hedge risk relating to fluctuation in price. We cannot assure you that we will be able to pass along to our customers all, or any portion of, any increases in the prices paid for the fabrics or raw materials used in the manufacture of our products.

WE DEPEND UPON INDEPENDENT MANUFACTURERS IN THE PRODUCTION OF OUR APPAREL.


       We use independent manufacturers to assemble or produce our products, including the sourcing of full-package imports. We depend on these manufacturers' ability to finance the assembly or production of goods ordered and to maintain manufacturing capacity. We do not exert direct control over these independent manufacturers, however, so we may be unable to obtain timely delivery of acceptable products. In addition, we do not have long-term contracts with any of these independent manufacturers and any of these manufacturers may unilaterally terminate their relationship with us at any time or seek to increase the prices they charge us. As a result, we cannot be assured of an uninterrupted supply of acceptable quality products from our independent manufacturers. If there is an interruption, we may not be able to substitute suitable alternative manufacturers because such substitutes may not be available, or they may not be able to provide us with products or services of a comparable quality, at an acceptable price or on a timely basis.


       We require our independent manufacturers to meet our standards in terms of working conditions, environmental protection and other matters before we are willing to place business with them. As such, we may not be able to obtain the lowest cost production. In addition, any failure by our independent manufacturers to adhere to labor or other laws, or any divergence of any independent manufacturer's labor practices from those generally considered ethical in the United States, and the potential negative publicity relating to any of these events, could materially harm our business and reputation.

OUR ABILITY TO SUCCESSFULLY CONDUCT ASSEMBLY AND PRODUCTION OPERATIONS IN FACILITIES IN FOREIGN COUNTRIES DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.


       Currently, more than 75% of our products are assembled or produced by independent manufacturers in Mexico and the Caribbean Basin. The remainder of our products are produced or assembled in other foreign countries. It is possible that we will experience difficulties with these independent manufacturers, including reduced production capacity, failure to meet production deadlines or increases in manufacturing costs. Also, using foreign manufacturers requires us to order products further in advance to account for transportation time. If we overestimate customer demand, we may have to hold goods in inventory, and we may be unable to sell these goods at the same margins as we have in the past. On the other hand, if we underestimate customer demand, we may not be able to fill orders in time.


       Other problems we may encounter by using foreign manufacturers include, but are not limited to: work stoppages; transportation delays and interruptions; delays and interruptions from natural disasters; political instability; involvement in wars or other similar conflicts such as terrorist attacks; economic disruptions; expropriation; nationalization; imposition of tariffs; imposition of import and export controls; and changes in government policies.

       We are also exposed to foreign currency risk. In the past, most of our contracts to have goods assembled or produced in foreign countries were negotiated in United States dollars. If the value of the United States dollar decreases, then the price that we pay for our products could increase, and it is possible that we would not be able to pass this increase on to our customers.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO RECRUIT QUALIFIED PERSONNEL AND TO RETAIN SENIOR MANAGEMENT.

       Our continued success is dependent on retaining our senior management as well as attracting and retaining qualified management, administrative and operating personnel. If we lose any members of our senior management, or if we do not recruit and retain other qualified personnel, then our business, results of operations and financial condition could be materially adversely affected. See "Management."

       Additionally, some of our associates are members of unions with which we have entered into collective bargaining agreements. If, upon the expiration of these agreements, we are unable to renew these agreements or enter into new agreements that are satisfactory to us, the associates covered by these agreements may strike or otherwise be unwilling to work for us. We may not be able to replace these associates in a timely manner. The loss of these associates may impact our ability to manufacture and deliver our products to customers on a timely basis, which could have a material adverse effect on our business, results of operations and financial condition.

WE HAVE A SUBSTANTIAL AMOUNT OF DEBT AND INTEREST PAYMENT REQUIREMENTS THAT WILL REQUIRE SUCCESSFUL FUTURE OPERATING PERFORMANCE AND FINANCIAL RESULTS AND THAT IMPOSE IMPORTANT LIMITATIONS ON US.

       We have substantial outstanding indebtedness and are highly leveraged. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources." The degree to which we are leveraged will have important consequences, including the following:

       - a substantial portion of our cash flow from operations will be dedicated to the payment of principal and interest on our debt;

       - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired;

       - our leverage may increase our vulnerability to economic downturns and limit our ability to withstand competitive pressures;

       - our ability to capitalize on significant business opportunities may be limited; and

       - our leverage may place us at a competitive disadvantage in relation to less leveraged competitors.

       Our ability to meet our debt service obligations will depend on our future operating performance and financial results, which will be subject in part to factors beyond our control. Although we believe that our cash flow will be adequate to meet our interest payments, there can be no assurance that we will generate cash flow in the future sufficient to cover our fixed charges and principal payments. If we are unable to generate cash flow in the future sufficient to cover our fixed charges and principal payments and are unable to borrow funds from existing credit facilities or from other sources, we may be required to refinance all or a portion of our existing debt or to sell all or a portion of our assets, either of which may be at terms that are unfavorable to us. There can be no assurance that a refinancing would be possible, nor can there be any assurance as to the timing of any asset sales or the proceeds that we could realize therefrom. In addition, the terms of our debt restrict our ability to sell assets and the use of the proceeds therefrom.

       If for any reason, including a shortfall in anticipated operating cash flow or proceeds from asset sales, we were unable to meet our debt service obligations, we would be in default under the terms of our existing debt. In the event of such a default, some of our lenders could elect to declare certain debt to be immediately due and payable, including accrued and unpaid interest. In addition, such lenders could proceed against the collateral securing the debt, which consists of substantially all of our current and future personal property. Default on our senior debt obligations could result in a default under our other debt or result in our bankruptcy.

THE TERMS OF OUR EXISTING DEBT PLACE SIGNIFICANT RESTRICTIONS ON OUR ABILITY TO PURSUE FINANCIAL AND STRATEGIC OPPORTUNITIES.

       Our existing debt facilities contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional debt, repay other debt, pay dividends, make certain investments or acquisitions, repurchase or redeem capital stock, make capital expenditures, engage in mergers or consolidations, engage in certain transactions with subsidiaries and affiliates, and engage in certain corporate activities.

       There can be no assurance that these restrictions will not adversely affect our ability to finance future operations or capital needs or engage in other business activities that may be in our best interest, including acquisitions. In addition, the terms of our existing debt require us to maintain compliance with certain financial ratios. Our ability to comply with such ratios may be affected by events beyond our control. A breach of any of these terms or our inability to comply with the required financial ratios could result in a default under the terms of our debt and the acceleration of all or a portion of such debt, or result in our bankruptcy. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

       Our revolving credit facility matures in June 2003 and we cannot be assured that we will be able to obtain replacement financing at that time or that any available replacement financing will be on terms acceptable to us.

WE ARE SUBJECT TO CHANGES IN THE APPAREL INDUSTRY, INCLUDING CHANGING FASHION TRENDS AND CONSUMER PREFERENCES.

       The apparel industry has historically been subject to changing fashion trends and consumer preferences. We believe that our success is largely dependent on our ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling and production of our products. If we cannot gauge consumer needs and fashion trends and respond appropriately, then consumers may not purchase our products and this could have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY IDENTIFY, ACQUIRE AND PROFITABLY OPERATE BRANDS, COMPANIES AND BUSINESSES THAT ARE COMPATIBLE WITH OUR OPERATIONS.

       We continually evaluate the potential acquisition of other complementary companies and brands. This includes our efforts to enter into new agreements to license additional brands. Our search may not yield any complementary companies or brands, and even if we do find a suitable acquisition we may not be able to obtain sufficient financing to fund the purchase. We may not be able to successfully integrate the operations of any company that we acquire into our own operations and we cannot assure you that any acquired operation will achieve the results we expected. For example, an acquired business may not achieve revenues, profits or operational efficiencies at the same levels as our existing operations or at the levels that it achieved prior to our acquiring it or at levels that justify the cost of the acquisition. The success of any acquisition also will depend upon our ability to retain or hire and then train key personnel. Acquiring another company or business may also have negative effects on our business, results of operations and financial condition because our officers and directors may focus their attention on completing or integrating the acquisition, or because other resources may be diverted to fulfilling the needs of the acquisition. In addition we may incur significant start-up costs in connection with new licenses. Furthermore, we may not meet our minimum sales targets which would require us to still pay the minimum license fee as well as risk termination of the license agreement.

       We compete with other companies who have greater resources than we do for the opportunities to license brands or buy other brands, companies and businesses and to expand our operations. As a result, even if we do identify a suitable license or acquisition, we may lose the opportunity to a competitor who offers a more attractive price. In such event, we may incur significant costs in pursuing an acquisition or license without success. Future acquisitions could involve the incurrence of significant debt or the issuance of equity securities which potentially could be dilutive to our earnings.

OUR USE OF OUR TRADEMARKS AND TRADE DRESS MAY SUBJECT US TO CLAIMS OF INFRINGEMENT BY OTHER PARTIES; OUR TRADEMARKS AND OTHER INTELLECTUAL PROPERTY MAY NOT BE ADEQUATELY PROTECTED.

       We use many trademarks in our business, some of which have been registered with the United States Patent and Trademark Office. We believe these registered and common law trademarks and trade dress are important to our competitive position and to our success. The use and registration of our trademarks and the use of our trade dress are challenged periodically.

       Despite our efforts to the contrary, we may violate the proprietary rights of others. If we were found to violate the proprietary rights of others, or any of our trademarks or trade dress were subjected to some other challenge, we cannot assure you that we would be permitted to continue using these trademarks or trade dress. Furthermore, if we were sued for alleged infringement of another's proprietary rights, the party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to settle the claim on unfavorable terms or to incur substantial costs to defend the litigation. Moreover, if the party claiming infringement prevails, we could be forced to pay significant damages, or to enter into expensive royalty or licensing arrangements with the prevailing party.

       Pursuant to licensing agreements, we also have exclusive rights to use trademarks owned by other companies in promoting, distributing and selling their products. We cannot assure you that these licensing agreements will remain in effect or that they will be renewed. In addition, any future disputes concerning these licenses may cause us to incur significant litigation costs or force us to suspend use of the trademarks.

       We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. Nevertheless, we cannot assure you that the actions we have taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Trademarks and Licenses."

OUR PRODUCTS THAT ARE IMPORTED INTO THE UNITED STATES ARE SUBJECT TO CERTAIN RESTRICTIONS AND TARIFFS.


       Most of our import operations are subject to bilateral textile agreements between the United States and a number of other countries. These agreements establish quotas for the amount and type of goods that can be imported into the United States from these countries. These agreements allow the United States, in certain circumstances, to impose restraints at any time on the importation of additional or new categories of merchandise. Future bilateral textile agreements may also contain similar restraints. Excluding the countries covered under the Caribbean Basin Trade Partnership Act, or CBTPA, and the North America Free Trade Agreement, or NAFTA, our imported products are also subject to United States customs duties. The United States and the countries in which we manufacture our products may adjust quotas, duties, tariffs or other restrictions that are currently in effect. There are no assurances that any adjustments would benefit us. These same countries may also impose new quotas, duties, tariffs or other restrictions. Furthermore, the United States may bar imports of products that are found to be made by convicts, forced indentured servants or child labor. The United States may also withdraw the "most favored nation" status of certain countries, which could result in the imposition of higher tariffs on products imported from those countries. All of these changes could have a material adverse effect on our business, results of operations and financial condition.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES MAY AFFECT OUR OPERATING RESULTS AND FINANCIAL POSITION.

       Fluctuations in foreign exchange rates between the U.S. dollar and the currencies in each of the countries in which we operate, may affect the results of our international operations reported in U.S. dollars and the value of such operations' net assets reported in U.S. dollars. The results of operations and financial condition of our businesses may be affected by the relative strength of the currencies in countries where our products are currently sold. Our results of operations and financial condition may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of our foreign subsidiaries from local currencies into U.S. dollars.

OUR MANAGEMENT INFORMATION SYSTEMS ARE AN INTEGRAL PART OF OUR OPERATIONS AND MUST BE UPDATED REGULARLY TO RESPOND TO CHANGING BUSINESS NEEDS.

       We rely upon our management information systems to provide distribution services and to track operating results. Further modification and refinement will be required as we grow and our business needs change. If we experience a significant system failure or if we are unable to modify our management information systems to respond to changes in our business needs, then our ability to properly and timely produce and distribute our products could be adversely affected.

PRINCIPAL SHAREHOLDERS OF OUR COMPANY HAVE A GREAT DEAL OF INFLUENCE OVER THE CONSTITUTION OF OUR BOARD OF DIRECTORS AND OVER MATTERS SUBMITTED TO A VOTE OF SHAREHOLDERS.

       The following table sets forth our principal shareholders and the percentage of our common stock that they would each own or control after giving effect to this offering:


                                                             PERCENTAGE OF SHARES OF
NAME OF SHAREHOLDER AND TITLE (IF APPLICABLE)                  COMMON STOCK OWNED
---------------------------------------------                -----------------------
William W. Compton........................................             8.5%
Chairman of the Board and Chief Executive Officer
Accel, S.A. de C.V. ("Accel").............................            11.8%
(a Mexican corporation)



       Pursuant to our Amended and Restated Articles of Incorporation, Accel currently has the right to nominate two persons to stand for election to our eight-member board of directors, and separate family limited partnerships controlled by Mr. Compton and by Mr. Kagan, respectively, each have the right to nominate one person to stand for election to our board of directors. After completion of this offering, Accel and the family limited partnership controlled by Mr. Compton will have the right to nominate one person to stand for election to our board, and the family limited partnership controlled by Mr. Kagan will no longer have nomination rights. Each of the following has entered into a shareholders' agreement:


       - Accel;

       - Mr. Compton;

       - Mr. Kagan;

       - The Compton Family Limited Partnership; and

       - The Kagan Family Limited Partnership.

       The shareholders' agreement provides that each of the parties will vote the shares of our common stock each owns or controls to elect the nominees of the other parties to our board of directors. Given their collective ownership of our common stock, and the terms of the shareholders' agreement, these parties will have the ability to significantly influence the election of our directors and the outcome of all other issues submitted to a vote of our shareholders. These shareholders may act in a manner that is contrary to your best interests.

OUR SALES AND INCOME LEVELS ARE SEASONAL.

       Our business has generally been seasonal, with higher sales and income in the second and third fiscal quarters. Also, some of our products, such as shorts and corduroy pants, tend to be seasonal in nature. If these types of seasonal products represent a greater percentage of our sales in the future, the seasonality of our sales may be increased. This could alter the differences in sales and income levels in the second and third fiscal quarters from the first and fourth fiscal quarters.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act of 1934, as amended. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

       - our projected sales and earnings growth;

       - cost savings from our consolidation efforts;

       - the success of new products;

       - our product mix;

       - our goal to shorten our production cycle;

       - potential acquisitions by us;

       - our future financing plans;


       - increases in sales of our Farah(R) brand through Wal-Mart;


       - the benefits of expanding our distribution of Savane(R) through new core replenishment programs;

       - trends affecting our financial condition or results of operations; and

       - our business, growth, operating and financing strategies.

       In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Among the factors that could cause actual results to differ from the forward-looking statements are:

       - general economic conditions, including but not necessarily limited to recession or other cyclical effects impacting customers in the United States and abroad;

       - disruptions in the business associated with the consolidation of the cutting and administrative functions of our Savane division from El Paso to Tampa;

       - failure to achieve planned cost savings associated with consolidation and reorganization;

       - restrictions and limitations placed on us by our debt instruments;


       - the financial strength of our customers;


       - regulatory matters affecting us, including quotas and tariffs;

       - removal of trade quotas applicable to countries other than Mexico or the Caribbean Basin beginning in 2005;

       - international risks including exchange rate fluctuations, trade disruptions, and political instability of foreign markets that we produce in or purchase materials from;

       - reduction in the level of consumer spending;

       - the availability and price of raw materials and global manufacturing costs and restrictions;

       - continued pricing pressures on our product line;

       - the inability to successfully identify, acquire and profitably operate brands, companies and businesses;

       - increases in costs;

       - the availability and quality of our independent manufacturers;

       - changes in fashion trends and consumer preferences;

       - the continued acceptance of our existing and new products by our major customers;

       - delays associated with the timing of shipment and acceptance of the Victorinox(R) apparel line;

       - our ability to continue to use existing and obtain additional licensed trademarks and tradenames, including Victorinox(R), Bill Blass(R), Van Heusen(R) and John Henry(R);

       - seasonality in our business;

       - business disruptions and costs arising from acts of terrorism or military activities around the globe; and

       - those risks and uncertainties discussed under the heading "Risk
         Factors."

       You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements included herein are only made as of the date of this prospectus and, except as required by law, we assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

                                USE OF PROCEEDS


       We expect to receive net proceeds of approximately $76.0 million from the sale by us of 3,000,000 shares of our common stock in this offering based on an assumed public offering price of $26.80 per share and after deducting underwriting discounts and commissions and the estimated offering expenses we will pay. We will not receive any proceeds from the sale of common stock by the selling shareholders; however, we will receive approximately $1.0 million from one of the selling shareholders upon his exercise of stock options in connection with this offering.


       We intend to use the net proceeds of this offering for the following purposes:


       - to repay all outstanding debt under our revolving credit facility ($25.9 million as of May 13, 2002);



       - to pay $16.0 million of construction costs for our new administrative office building in Tampa;



       - to pay approximately $13.0 million related to the cash portion of charges relating to our previously announced consolidation of specified operations;



       - to repay a portion of the remaining $13.5 million under our real estate term loan;



       - to repay $3.5 million of other debt; and



       - for working capital and other general corporate purposes including acquisitions.



Our revolving credit facility matures in June 2003 and bears interest at variable rates (4.1% as of May 13, 2002). During the last year, borrowings under our revolving credit facility were used for working capital and to fund our acquisition of Duck Head. Amounts under our revolving credit facility may be reborrowed subsequent to this offering. As of May 13, 2002, after giving pro forma effect to this offering and the use of proceeds that we receive from this offering, approximately $93.0 million would have been available for future borrowing under our revolving credit facility. Our real estate term loan matures in May 2008 and bears interest at variable rates (5.5% as of May 13, 2002).



     Pending our application of the net proceeds of this offering, other than the proceeds we are using to repay our debt, we will hold such proceeds as cash and cash equivalents or other short-term, interest bearing investments.

                          MARKET PRICE OF COMMON STOCK

       Our common stock began trading publicly on the Nasdaq National Market on October 28, 1997 and is traded under the symbol "TSIC." The following table shows the range of high and low sales prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                               COMMON STOCK
                                                              PRICE PER SHARE
                                                             -----------------
                                                              HIGH       LOW
                                                             ------     ------
Year ended September 30, 2000
  First Quarter............................................  $21.75     $15.00
  Second Quarter...........................................  $17.13     $10.13
  Third Quarter............................................  $24.50     $11.81
  Fourth Quarter...........................................  $22.44     $15.75
Year ended September 29, 2001
  First Quarter............................................  $19.50     $12.50
  Second Quarter...........................................  $19.50     $13.75
  Third Quarter............................................  $21.10     $16.80
  Fourth Quarter...........................................  $21.60     $14.00
Year ended September 28, 2002
  First Quarter............................................  $19.66     $15.50
  Second Quarter...........................................  $24.47     $18.55
  Third Quarter (through May 22, 2002).....................  $29.55     $23.26



       On May 22, 2002, the last sales price for the common stock on the Nasdaq National Market was $26.80 per share. As of May 6, 2002, there were approximately 83 record holders of our common stock.


                                DIVIDEND POLICY

       We have not declared or paid any cash dividends on our common stock since 1989. We currently anticipate that all of our earnings will be retained for the continued development and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, our various existing debt facilities contain covenants expressly prohibiting the payment of any cash dividends.

                                 CAPITALIZATION

       The following table describes our capitalization as of March 30, 2002 on an unaudited basis:

       - on an actual basis; and


       - on an as-adjusted basis to reflect our sale of 3,000,000 shares of common stock hereby at an assumed public offering price of $26.80 per share and the receipt of the estimated net proceeds of such sale after deducting underwriting discounts and commission and estimated offering expenses, plus our receipt of approximately $1.0 million from one of the selling shareholders upon his exercise of 80,900 stock options in connection with this offering, and the application of net proceeds as described in "Use of Proceeds."


       This presentation should be read in conjunction with our consolidated financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.


                                                           AS OF MARCH 30, 2002
                                                          ----------------------
                                                           ACTUAL    AS ADJUSTED
                                                          --------   -----------
                                                              (IN THOUSANDS)
Cash and cash equivalents...............................  $  2,431    $  9,867
                                                          ========    ========
Debt, including current portion:
  Revolving credit facility(1)..........................  $ 31,020    $     --
  Real estate loan......................................    13,509       8,509
  Senior subordinated notes.............................   100,000     100,000
  Obligations under capital leases......................     3,499          --
                                                          --------    --------
       Total debt.......................................   148,028     108,509
Shareholders' equity:
  Common stock, $.01 par value, 50,000,000 shares
     authorized: 7,750,349 and 10,831,249 issued and
     outstanding actual and as adjusted, respectively...        77         108
  Preferred stock, $100 par value, 10,000,000 shares
     authorized: no shares issued and outstanding actual
     and as adjusted, respectively......................        --          --
  Additional paid in capital............................    19,712      95,636
  Accumulated other comprehensive loss..................    (2,938)     (2,938)
  Retained earnings.....................................    77,141      64,141
                                                          --------    --------
       Total shareholders' equity.......................    93,992     156,947
                                                          --------    --------
          Total capitalization..........................  $242,020    $165,456
                                                          ========    ========


       The number of outstanding shares as of March 30, 2002 excludes 1,601,501 shares of common stock reserved for issuance under our stock option plans of which options to purchase 1,380,699 shares at a weighted average exercise price of $16.75 were outstanding.

---------------


(1) The amount outstanding under our revolving credit facility was $25.9 million as of May 13, 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

       In the table below, we provide you with selected historical financial data of Tropical Sportswear Int'l Corporation. We have prepared this information using the consolidated financial statements of Tropical Sportswear Int'l Corporation for the five years ended September 29, 2001, and the six-month periods ended March 31, 2001 and March 30, 2002. The financial statements for the five fiscal years ended September 29, 2001 have been audited by Ernst & Young LLP, independent certified public accountants. The financial statements for the six-month periods ended March 31, 2001 and March 30, 2002 have not been audited and have been prepared on the same basis as the audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for these periods and financial condition at that date. Historical results are not necessarily indicative of the results to be expected in the future. You should read the following consolidated financial information together with our consolidated financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained or incorporated by reference herein.


                                                      FISCAL YEARS ENDED                              TWENTY-SIX WEEKS ENDED
                            -----------------------------------------------------------------------   -----------------------
                            SEPTEMBER 27,   OCTOBER 3,   OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,   MARCH 31,    MARCH 30,
                                1997           1998         1999          2000            2001           2001       2002(5)
                            -------------   ----------   ----------   -------------   -------------   ----------   ----------
STATEMENTS OF INCOME DATA:
Net sales.................     $151,692       $263,976     $420,691      $472,985        $436,436       $222,075     $230,621
Gross profit..............     $ 36,055       $ 68,889     $117,922      $137,522        $124,556       $ 64,618     $ 65,550
Selling, general and
  administrative
  expenses................     $ 19,443       $ 43,204     $ 80,511      $ 88,719        $ 88,509       $ 41,336     $ 48,425
Other charges(1)..........     $     --       $     --     $  3,999      $  1,006        $  2,774       $  2,178     $     --
Operating income..........     $ 16,612       $ 25,685     $ 33,412      $ 47,797        $ 33,273       $ 21,104     $ 17,125
Interest expense..........     $  2,899       $  6,866     $ 18,586      $ 17,351        $ 15,261       $  7,904     $  7,161
Income before income taxes
  and extraordinary
  item....................     $ 13,176       $ 17,283     $ 13,853      $ 29,195        $ 17,023       $ 12,618     $ 10,619
Income before
  extraordinary item......     $  8,269       $ 10,802     $  8,251      $ 17,503        $ 10,430       $  7,649     $  6,627
Extraordinary item(2).....     $     --       $     --     $     --      $     --         $   800       $     --     $     --
Net income................     $  8,269       $ 10,802     $  8,251      $ 17,503        $ 11,230       $  7,649     $  6,627
Income per common share
  before extraordinary
  item-diluted............        $1.37          $1.43        $1.05         $2.27           $1.34          $0.99        $0.84
Extraordinary item........           --             --           --            --           $0.11             --           --
Net income per common
  share-diluted...........        $1.37          $1.43        $1.05         $2.27           $1.45          $0.99        $0.84
Weighted average number of
  shares used in the
  calculation --
  diluted(3)..............    6,015,000      7,550,000    7,838,000     7,725,000       7,771,000      7,713,000    7,878,000

OTHER DATA:
EBITDA(4).................       18,196         29,407       46,363        56,410          45,207         27,686       21,452
Production cycle days
  (average for the
  period).................           39             36           32            30              28             28           26



                                                        (continued on next page)

                              SEPTEMBER 27,   OCTOBER 3,   OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,   MARCH 30,
                                  1997           1998         1999          2000            2001         2002(5)
                              -------------   ----------   ----------   -------------   -------------   ----------
BALANCE SHEET DATA:
Working capital.............     $30,234       $107,397     $120,041      $111,627        $130,905       $136,769
Total assets................      69,658        297,476      289,322       294,528         309,230        314,924
Long-term debt and
  obligations under capital
  leases including current
  portion...................      25,390        174,586      170,894       145,541         151,314        148,028
Shareholders' equity........      26,651         50,964       59,823        75,834          86,267         93,992

---------------

(1) In fiscal 1999, we recorded a pre-tax charge of $4 million for write-off of system implementation costs. In fiscal 2000, we recorded a pre-tax charge of $1 million related to severance for a former executive. In fiscal 2001, we recorded pre-tax charges of $596 for severance, $848 for start-up costs for our Victorinox(R) product line, $900 related to a plant closure and $430 related to the pursuit of an acquisition.

(2) In fiscal 2001, we recorded an extraordinary gain of $800 related to the excess of the preliminary fair value of Duck Head's net assets acquired over the price we paid.

(3) Computed on the basis described in Notes to Consolidated Financial
    Statements.


(4) EBITDA is income before income taxes, interest expense, and depreciation and amortization expense and excludes special charges described in note (1) above. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. Because EBITDA is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, EBITDA as presented may not be comparable to other similarly titled measures of other companies.


(5) The twenty-six weeks ended March 30, 2002, reflect the adoption of Statement of Financial Standard No. 142, "Goodwill and Other Intangible Assets," and, accordingly, no amortization of goodwill and indefinite lived intangible assets is reflected for this period.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       You should read the following discussion and analysis in conjunction with the "Selected Financial Data" and our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

OVERVIEW

       We manage the production of a majority of all of our products utilizing our facilities in Tampa and El Paso and through independent assembly contractors located primarily in Mexico and the Caribbean Basin. We also source finished goods from independent suppliers. For goods assembled by independent manufacturers, we purchase and inventory all of our raw materials and cut our fabric in our Tampa and El Paso cutting facilities based on expected customer orders. We ship cut fabric parts and other product components via common carrier to the independent manufacturers, who assemble components into finished garments (except for labeling and packaging in the case of private brand products) and perform certain finishing processes. We have no material contractual arrangements with our independent manufacturers and pay them based on a specified unit price for actual first-quality units produced. Accordingly, a substantial portion of our production labor and overhead is variable. We ship assembled goods from Mexico and the Caribbean Basin to our Tampa and Santa Teresa, New Mexico distribution centers via common carrier. Upon receipt of a customer order confirmation, we ship the product directly to customers or, in the case of private brand products, attach designated labels and point-of-sale packaging and then ship the product to our customers.


       On April 17, 2002, we announced a plan to consolidate the administrative, cutting and related functions of our Savane division in El Paso into our Tampa facility. We intend to complete all aspects of this consolidation by the end of the fiscal quarter ending December 29, 2002. As part of the consolidation, we will vacate our El Paso administration building and cutting facility. We are currently constructing additional administrative offices in Tampa and the current Tampa cutting facility has sufficient capacity to accommodate the consolidated cutting operation. We will continue to operate our distribution center in the El Paso area. The consolidation is expected to result in a net reduction of approximately 140 associates, or approximately 11% of our domestic workforce. Approximately 60 associates have been invited and offered financial assistance to relocate to Tampa.


       We also announced the reorganization of our South Pacific division, including discontinuing production in factories in Fiji that are partially owned by us. Production for our South Pacific division will be sourced globally through lower cost, full-package imports.

       As a result of these initiatives, we will record pre-tax charges totaling approximately $16.0 million through the fiscal quarter ending December 29, 2002, for severance, relocation, lease termination, asset write-downs and other related costs. The cash component of this charge will be approximately $13.0 million. Once completed, the impact of these initiatives is expected to generate annual pre-tax cost savings of approximately $4.5 million beginning in fiscal 2003.


       Our results of operations for fiscal 2001 and 2002 were adversely impacted by negative economic trends including increasing unemployment, declines in the U.S. equity markets and decreased consumer confidence. These trends have continued in fiscal 2002. During these periods, apparel retailers sought to increase consumer demand and reduce inventories with aggressive price discounting, particularly in the department store channel. In addition, certain producers made brands available to mass merchants and discounters that normally were distributed through department and specialty stores. Although our margins did decline during this period, we maintained our strategy to not sacrifice our product quality, customer service, brand quality and profitable results.



       Additionally sales from our Savane(R) brand have declined significantly since the beginning of fiscal 2000 due to declines in the department sale channel where the Savane(R) product is generally sold. We are expanding our distribution of the Savane(R) brand through major new core replenishment programs with

J.C. Penney, Kohl's and Mervyn's. These programs which should begin shipping in the third fiscal quarter are expected to reverse the pattern of Savane's recent trends and bring sales back to fiscal 2001 levels.


       The following discussion and analysis of our results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates and assumptions are based on historical and other facts believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. We have chosen accounting policies that we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner.

CRITICAL ACCOUNTING POLICIES

       We have identified the policies below as critical to our business operations and the understanding of our results of operations.

       Contingencies -- We accrue for contingent obligations, including estimated legal costs, when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the financial statements. Estimates that are particularly sensitive to future charges include tax, legal and other regulatory matters such as imports and exports, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

       Inventories -- Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. We evaluate our inventory by style, color and size to determine excess or slow moving product based on projected sales. We record provisions for markdowns and losses on excess and slow-moving inventory to the extent the cost of inventory exceeds estimated net realizable value. If actual market conditions or competitive pressures change, the level of inventory reserves would change.

       Reserve for Allowances and Doubtful Accounts -- Accounts receivable consists of amounts due from our customers from our normal business activities. We maintain a reserve for allowances and doubtful accounts which is based on historical collection and deduction write-off experience, and an estimate of potential sales returns. We do not provide a reserve for credit losses as substantially all of our receivables have been assigned under factoring agreements, without recourse, except for credit losses on the first 0.10% of amounts factored.

       Long-Lived Assets -- We estimate the depreciable lives of our property, plant and equipment and review them for impairment when events or circumstances indicate that their carrying amounts may be impaired. Most of our property, plant and equipment is used in our cutting and distribution processes. We periodically evaluate the carrying value of assets, which are held for sale to determine if based on market conditions, the values of these assets should be adjusted. Although we believe we have appropriately recorded our assets held for sale at their estimated realizable value, net of estimated disposal costs, the actual sale of these assets could result in gains or losses, which could differ from our estimated amounts. To assess the recoverability of goodwill and other intangible assets, we make assumptions regarding estimated future cash flows and other factors to determine whether the carrying values are accurately stated. If these assumptions or estimates change, we may be required to record impairment charges to reduce the value of these assets.

       As discussed in the Notes to the Consolidated Financial Statements, we adopted Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142") on September 29, 2001. Statement No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Goodwill and other indefinite lived intangible assets are tested for impairment, and any impairment charge resulting from the initial application of Statement No. 142 would be classified as a cumulative change in accounting principle. The provisions of Statement No. 142 require the completion of a transitional impairment test within six months of adoption, with any impairment identified treated as a cumulative effect of a change in accounting principle. In accordance with the provision of Statement No. 142, we performed this transitional impairment test during the second fiscal quarter. The results of this test indicate that goodwill and other indefinite lived intangible assets are not impaired, as the fair value of these assets exceed their carrying value.

       Valuation Allowances for Deferred Tax Assets -- Valuation allowances are recorded to reduce deferred tax assets if, based on the weight of the evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The evidence considered in making that determination includes, offsetting deferred tax liabilities, future taxable income, as well as prudent tax planning strategies. We have recorded deferred income tax assets related to state net operating loss carryforwards, foreign net operating loss carryforwards, foreign tax credit carryforwards and certain other accruals. We have recorded valuation allowances to reduce the deferred tax assets relating to these operating loss carryforwards and accruals based on an evaluation of the benefits expected to be realized. If we determine that we would be able to realize more of our net deferred tax assets, than we currently expect, we would reduce the valuation allowance, which would have the effect of increasing income in the period that we make the determination. Conversely, if we determine that we will not be able to realize all or part of our net deferred tax assets in the future, we will increase the valuation allowance, which would have the effect of reducing income in the period that we make the determination.

RESULTS OF OPERATIONS

       The following table sets forth, for the periods indicated, selected items in our consolidated statements of operations expressed as a percentage of net sales:

                                                                              TWENTY-SIX
                                        FISCAL YEAR ENDED                     WEEKS ENDED
                            ------------------------------------------   ---------------------
                            OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,   MARCH 31,   MARCH 30,
                               1999          2000            2001          2001        2002
                            ----------   -------------   -------------   ---------   ---------
Net sales.................    100.0%         100.0%          100.0%        100.0%      100.0%
Cost of goods sold........     72.0           70.9            71.5          70.9        71.6
                              -----          -----           -----         -----       -----
Gross profit..............     28.0           29.1            28.5          29.1        28.4
Selling, general and
  administrative
  expenses................     19.1           18.8            20.3          18.6        21.0
Other charges.............      1.0            0.2             0.6           1.0          --
                              -----          -----           -----         -----       -----
Operating income..........      7.9           10.1             7.6           9.5         7.4
Interest expense..........      4.4            3.7             3.5           3.6         3.1
Other expense, net........      0.2            0.2             0.2           0.2        (0.3)
                              -----          -----           -----         -----       -----
Income before income
  taxes...................      3.3            6.2             3.9           5.7         4.6
Provision for income
  taxes...................      1.3            2.5             1.5           2.3         1.7
Net income before
  extraordinary item......      2.0            3.7             2.4           3.4         2.9
                              -----          -----           -----         -----       -----
Extraordinary item........       --             --             0.2            --          --
                              -----          -----           -----         -----       -----
Net income................      2.0%           3.7%            2.6%          3.4%        2.9%
                              =====          =====           =====         =====       =====

TWENTY-SIX WEEKS ENDED MARCH 30, 2002 COMPARED TO THE TWENTY-SIX WEEKS ENDED MARCH 31, 2001


       Net Sales. Net sales increased to $230.6 million for the twenty-six weeks ended March 30, 2002 from $222.1 million in the comparable prior year period. This increase was primarily due to a 20% increase in units sold, a small portion of which related to sales of Duck Head(R) branded product, which we acquired in August 2001. This increase was offset by a decrease in average selling prices. The decrease in average selling prices was due to our experiencing pricing pressure due to the weak retail conditions that have persisted for the past 12 months. Additionally, the average selling price was impacted by a change in mix of product sales as the higher average selling priced Savane(R) products experienced declines in unit volumes as the department store channel that Savane(R) was positioned in suffered declines in sales. We are expanding our distribution of the Savane(R) brand through major new core replenishment programs with retailers. These programs which should begin shipping in the third fiscal quarter, are expected to more than offset Savane's recent adverse trends.


       Gross Profit. Gross profit increased to $65.6 million, or 28.4% of net sales, for the twenty-six weeks ended March 30, 2002, from $64.6 million, or 29.1% of net sales, for the comparable prior year period. The reduction in the gross margin percentage was primarily due to the lower average selling prices offset in part by a reduction in raw material and assembly costs and other production efficiencies.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $48.4 million, or 21.0% of net sales, for the twenty-six weeks ended March 30, 2002, from $41.3 million, or 18.6% of net sales, for the comparable prior year period. The increase in operating expenses as a percentage of net sales was primarily due to the higher relative operating expenses associated with the Duck Head(R) and Victorinox(R) branded components of the business, as we continue to make investments and provide additional marketing and financial support for these growth brands.

       Interest Expense. Interest expense decreased to $7.2 million for the twenty-six weeks ended March 30, 2002, from $7.9 million for the comparable prior year period. The decrease was primarily due to lower average interest rates. During this period, our average borrowings remained relatively flat.

       Other Expense, Net. During the twenty-six weeks ended March 30, 2002, other expense, net consisted primarily of amortization expense, offset in part by royalty income. In accordance with Statement No. 142, we discontinued the amortization of our intangible assets effective September 30, 2001.

       Income Taxes. Our effective income tax rate for twenty-six weeks ended March 30, 2002 was 37.6% compared to 39.4% in the comparable prior year period. The decrease in the effective rate is primarily the result of tax planning strategies implemented by us. These rates are based on our expected effective annual tax rate.

       Net Income. As a result of the above factors, net income was decreased to $6.6 million for the twenty-six weeks ended March 2002 from $7.6 for the twenty-six weeks ended March 31, 2001.

FISCAL 2001 COMPARED TO FISCAL 2000

       Net Sales. Net sales for fiscal 2001 decreased to $436.4 million as compared to $473.0 million for fiscal 2000. The decrease was primarily due to lower average selling prices caused by the weak retail environment.

       Gross Profit. Gross profit decreased to $124.6 million, or 28.5% of net sales, for fiscal 2001, from $137.5 million, or 29.1% of net sales for fiscal 2000. The reduction in the gross margin was primarily due to a reduction in average selling prices without a comparable reduction in the average cost per unit.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased to $88.5 million, or 20.3% of net sales, for fiscal 2001, from $88.7 million, or 18.8% of net sales, for fiscal 2000. The increase in operating expenses as a percentage of net sales was primarily due to lower sales volume, coupled with incremental expenses associated with the start-up of the Victorinox(R), the makers of the original Swiss Army(TM) Knife, apparel line.

       Other Charges. During fiscal 2001, we recorded pre-tax charges of approximately $596,000 for severance related to a workforce reduction, $848,000 related to design and development costs that were incurred in connection with the Victorinox(R), the makers of the original Swiss Army(TM) Knife, license, and $900,000 related to the closure of our sewing plant in Chihuahua, Mexico. We also incurred pre-tax costs of approximately $430,000 related to the pursuit of certain assets of Bugle Boy Industries, Inc. During fiscal 2000, we recorded a pre-tax charge of $1.0 million related to severance for the former Chief Executive Officer of Savane.

       Interest Expense. Interest expense decreased to $15.3 million for fiscal 2001 from $17.4 million for fiscal 2000. The decrease was primarily due to lower average outstanding borrowings under our credit facility, and to a lesser extent due to lower interest rates.

       Income Taxes. Our effective tax rate for fiscal 2001 was 38.7% as compared with 40.0% for fiscal 2000. The decrease in the effective rate is primarily the result of tax planning strategies that we implemented, which serve to reduce taxable income in various states within which we operate.

       Extraordinary Item. We recorded an extraordinary gain of $800,000 related to the excess of the preliminary fair value of Duck Head's net assets acquired over the price we paid. The preliminary fair value estimates are subject to change, and subsequent changes will be reflected as additional extraordinary gain or loss.

       Net Income. As a result of the above factors, net income for fiscal 2001 was $11.2 million, or 2.6% of net sales, as compared with $17.5 million, or 3.7% of net sales for fiscal 2000.

FISCAL 2000 COMPARED TO FISCAL 1999

       Net Sales. Net sales for fiscal 2000 were $473.0 million as compared to $420.7 million for fiscal 1999, an increase of $52.3 million or 12.4%. The increase was primarily due to an increase in units shipped.

       Gross Profit. Gross profit for fiscal 2000 was $137.5 million, or 29.1% of net sales, as compared with $117.9 million, or 28.0% of net sales for fiscal 1999. The dollar increase was primarily due to an increase in sales volume. The increase in gross profit as a percentage of net sales was primarily due to increased production efficiencies and other cost saving measures.

       Selling, General and Administrative Expenses. Selling, general and administrative expenses for fiscal 2000 were $88.7 million, or 18.8% of net sales, as compared to $80.5 million, or 19.1% of net sales for fiscal 1999. The dollar increase was primarily due to an increase in overall sales volume. The decrease in selling, general and administrative expenses as a percentage of net sales was due to the leveraging of fixed costs against a higher sales base, and other cost cutting measures, offset, in part, by increased spending for merchandising and product development, as well as higher incentive based compensation accruals, as a result of our increase in sales and profitability.

       Other Charges. In the first quarter of fiscal 2000, we recorded a pre-tax charge of $1.0 million for severance payments to the former Chief Executive Officer of Savane who resigned as an officer and director effective December 30, 1999.

       Interest Expense. Interest expense for fiscal 2000 was $17.4 million as compared to $18.6 million for fiscal 1999. The decrease was primarily due to lower average outstanding borrowings under the our credit facility, offset in part, by higher interest rates.

       Income Taxes. Our effective tax rate for fiscal 2000 was 40.0% as compared with 40.4% for fiscal 1999. The effective tax rate was higher in fiscal 1999 primarily due to the relative impact of non-deductible goodwill amortization expense.

       Net Income. As a result of the above factors, net income for fiscal 2000 was $17.5 million, or 3.7% of net sales, as compared to $8.3 million, or 2.0% of net sales, for fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

       Our primary capital requirements are funding our growth in operations and capital expenditures. We have historically financed our growth in sales and the resulting increase in inventory and receivables through a combination of operating cash flow and borrowings under our senior credit facility. Consistent with industry practice, we are often required to post letters of credit when placing an order with certain international manufacturers.


       Our revolving credit facility provides for borrowings of up to $110 million, subject to certain borrowing base limitations. Borrowings under the facility bear interest at variable rates (3.9% at March 30, 2002) and are secured by substantially all of our domestic assets, other than our real property. The revolving credit facility matures in June 2003. As of March 30, 2002, an additional $67.0 million was available for borrowings under the facility. We intend to use a portion of the proceeds of this offering to repay all outstanding debt under this facility. From time to time, we are in discussions regarding potential acquisitions. We may use borrowings under our revolving credit facility to finance all or a portion of the purchase price and related costs of future acquisitions.


       On May 28, 1999, we entered into a real estate loan agreement secured by our distribution center, cutting facility, and administrative offices in Tampa, Florida. The loan was used to refinance $9.5 million outstanding on our previous real estate loan and to finance up to $6.0 million of the costs related to an expansion of our Tampa, Florida distribution facility. In March 2000, the real estate loan was converted to a secured term loan. Principal and interest are due monthly on the refinanced amount. The principal payments are based on a 20-year amortization with all outstanding principal due on or before May 15, 2008.

       Borrowings under the real estate loan bear interest at a rate of 30-day London Interbank Offered Rate plus an applicable margin (3.5% at March 30,
2002). Under the terms of an interest-rate swap agreement associated with the real estate loan, effectively $7.0 million of borrowings under the real estate loan bear interest at a fixed base rate plus an applicable margin (8.1% at March 30, 2002). As of March 30, 2002, the combined effective interest rate on the real estate loan was approximately 5.0%. We intend to use a portion of the proceeds of this offering to repay this loan in full and terminate this loan agreement.

       We have $100 million of senior subordinated notes outstanding that were issued through a private placement. Under the terms of the indenture governing the notes, we are paying semi-annual interest at the rate of 11% through June 2008, at which time the entire principal amount is due. The net proceeds from the notes were used to repay a portion of the borrowings outstanding under a bridge loan that was used to finance the purchase of Savane in June 1998.


       Our credit agreements contain significant financial and operating covenants, including prohibitions on our ability to incur certain additional indebtedness or to pay dividends, and restrictions on our ability to make capital expenditures. Our revolving credit facility and real estate loan agreement also require that we maintain certain financial ratios, including a consolidated fixed charge ratio of at least 1.25x, a ratio of consolidated senior indebtedness to consolidated EBITDA of not more than 2.5x and a ratio of consolidated funded debt to consolidated EBITDA of not more than 5.5x. During fiscal 2001, we amended the terms of the credit facility to eliminate a tangible net worth financial covenant. We are currently in compliance with all covenants under our credit agreements.


       Our credit agreements also contain customary events of default, including nonpayment of principal or interest, violation of covenants, inaccuracy of representations and warranties, cross-defaults to other indebtedness, bankruptcy and other insolvency events, material judgments, certain ERISA events and certain changes of control at our company. The occurrence of a default, an event of default or a material adverse effect on our company could result in our inability to obtain further borrowings under our revolving credit facility and could also result in the acceleration of our obligations under any or all of our credit agreements, each of which could materially and adversely affect our business.

       Pursuant to two separate factoring agreements, we factor substantially all of our accounts receivable. The factoring agreements provide that the factor will pay us an amount equal to the gross amount of our accounts receivable from customers, reduced by certain offsets, including among other things, discounts, returns, and a commission payable by us to the factor. The commission averages 0.23% of the gross amount factored. The factor subjects all sales to its credit review process and assumes 99.9% of the credit risk for amounts factored pursuant to the factoring agreements. Funds are transferred to reduce outstanding borrowings under the credit facility once payment is received from the factor. The factor pays us the receivable amount upon the earlier of (i) receipt by the factor of payment from our customer or (ii) 120 days past the due date for such payment. We are currently on month to month agreements with both of our factors and are evaluating whether to bring all accounts receivable functions in house and limit the involvement of the factors to providing credit insurance.

       As a result of the acquisition of Duck Head in August 2001, certain consolidation and cost saving activities have transpired that will continue to impact our capital resources. Specifically, we have chosen to exit certain owned and leased facilities. The sale of owned facilities will generate cash while the payment of lease termination costs will use cash. As of March 30, 2002, substantially all assets held for sale had been disposed of and we had exit related accruals of approximately $1.5 million. We plan to complete our exit plans by the end of calendar 2002.

       We have historically financed our capital expenditures through a combination of operating cash flow and long-term borrowings. Capital expenditures were $7.9 million for fiscal 2001 and primarily related to a new building, the replacement of the existing computer systems at our Tampa, Florida location and the upgrade or replacement of various other equipment and computer systems including hardware and software.

       Capital expenditures totaled $3.1 million for the twenty-six weeks ended March 30, 2002 and are expected to approximate $11.0 million for the entire fiscal year. The expenditures expected for the remainder of the fiscal year primarily relate to the construction of an administration building in Tampa, Florida, which is expected to be completed during the first quarter of calendar 2003, and the upgrade or replacement of various other equipment and computer systems including hardware and software.

       During the twenty-six weeks ended March 30, 2002, we generated $5.7 million of cash from operations. This was primarily the result of net income of $6.6 million (which included non-cash expenses of $3.0 million), a decrease in prepaid expenses and other current assets of $10.4 million (which included net cash proceeds of approximately $6.7 million from the sale of the former Duck Head headquarters and distribution center), and increase in accounts payable and accrued expenses of $3.1 million, offset in part by an increase in accounts receivable of $10.9 million and an increase in inventories of $6.6 million.

       During the twenty-six weeks ended March 30, 2002, we used $1.7 million of cash for financing activities principally to reduce borrowings under our revolving credit facility. In March 2002, we completed the sale of the former Duck Head headquarters and distribution center located in Winder, Georgia for a selling price of approximately $7.2 million. After the payment of closing costs, the net proceeds of approximately $6.7 million were used to reduce our outstanding borrowings under our revolving credit facility.

       On March 30, 2002 and September 29, 2001, we had working capital of $136.8 million and $130.9 million, respectively. The increase in working capital was primarily due to a $6.6 million increase in inventory and a $10.9 million increase in accounts receivable, offset by an $11.0 million decrease in prepaid expenses and other current assets, and a $1.9 million increase in accounts payable and accrued expenses. We expect our working capital needs will continue to fluctuate based on seasonal changes in sales, accounts receivable and trade accounts payable.

       We believe that our existing working capital, borrowings available under our revolving credit facility and internally generated funds should provide sufficient resources to support current business activities. To the extent that we seek to accelerate our growth plans, we may need to raise additional capital either through the issuance of equity or debt securities or additional credit facilities. In addition, the factors discussed under the "Risk Factors" section of the prospectus could significantly impact our liquidity.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

       In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, "Business Combinations" ("Statement No. 141") and Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"). Statement No. 141 prohibits the use of the pooling-of-interests method for business combinations completed after June 30, 2001, and requires the recognition of intangible assets separately from goodwill. Statement No. 141 is effective for any business combination that is completed after June 30, 2001. Statement No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Goodwill and other indefinite lived intangible assets would be tested for impairment, and any impairment charge resulting from the initial application of Statement No. 142 would be classified as a cumulative change in accounting principle. Statement No. 142 is effective for companies with fiscal years beginning after December 15, 2001.

       The acquisition of Duck Head in August 2001 was accounted for in accordance with Statement No. 141. We also adopted Statement No. 142 on September 30, 2001 and will no longer amortize our remaining goodwill and other indefinite lived intangible assets, but will test them for impairment on a periodic basis. The provisions of Statement No. 142 also require the completion of a transitional impairment test within six months of adoption, with any impairment identified treated as a cumulative effect of a change in accounting principle. We intend to complete this transitional impairment testing during fiscal 2002. Application of the non-amortization provisions of Statement No. 142 are expected to result in an increase to net income after tax of approximately $831,000 ($0.11 per diluted share) per year.


       In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Statement No. 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and provides a single accounting model for long-lived assets to be disposed of. We do not expect the adoption of Statement No. 144 to have a material impact on our consolidated financial statements.


       In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145") which is effective for fiscal years beginning after May 15, 2002. This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," as well as an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" as debt extinguishments are no longer classified as extraordinary items unless they meet the requirements in Accounting Principles Board Opinion No. 30 of being unusual and infrequently occurring. Additionally, this Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate any inconsistency between the reporting requirements for sale-leaseback transactions and certain lease modifications that have similar economic effects. Finally, this Statement amends other existing authoritative pronouncements to make various technical corrections. We are currently evaluating the potential impact, if any, the adoption of Statement 145 will have on our financial position and results of operations.

INFLATION

       The impact of inflation on our operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy and relative stability in our cost of sales. In prior years, we have been able to adjust our selling prices and improve efficiencies to substantially offset increased costs. While inflation has not had, and we do not expect that it will have, a material impact upon operating results, there is no assurance that our business will not be materially adversely affected by inflation in the future.

SEASONALITY

       Historically, our business has been seasonal, with higher sales and income in the second and third fiscal quarters. In addition, certain of our products, such as shorts and corduroy pants, tend to be seasonal in nature. In the event such products represent a greater percentage of our sales in the future, the seasonality of our sales may be increased. See Note 13 to our Consolidated Financial Statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

       Our market risk is primarily limited to fluctuations in interest rates as it pertains to borrowings under our revolving credit facility and the real estate loan. As of September 29, 2001, our interest rates on borrowings under our revolving credit facility and the real estate loan were 5.1% and 6.4%, respectively. If the interest rates on our borrowings average 100 basis points more in fiscal 2002 than they did in fiscal 2001, our interest expense would increase and income before income taxes would decrease by $401,000. This amount is determined solely by considering the impact of the hypothetical change in the interest rate on our borrowing cost without consideration for other factors such as actions our management might take to mitigate its exposure to interest rate changes.

       We have entered into an interest rate swap agreement that is intended to maintain the fixed/variable mix of the interest rate on our real estate loan within defined parameters. Variable rates are predominately linked to the LIBOR. Any differences paid or received on an interest rate swap agreement are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest on the underlying obligation.

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

                                    BUSINESS

GENERAL


       We are a leading innovator, designer, producer and marketer of high-quality branded and retailer private branded apparel products that we sell to major retailers in all levels and channels of distribution. Over the last decade, we have developed an operating blueprint that is designed to consistently and profitably deliver apparel products to our customers faster, better and cheaper than our competitors. Our business model emphasizes core, recurring styles to minimize inventory risk and to maximize return on investment to our customers by combining affordable, high-quality products, on-time and complete customer order fulfillment, and comprehensive retail inventory management systems. As part of this approach, we have focused on improving our operating efficiency and product speed to market beyond the traditional benchmarks associated with the apparel industry. We have used other high inventory-turnover consumer goods industries to set goals for our operating performance. We believe that this approach has not only transformed us into a fast-moving consumer goods company but has also established us as a leader in the apparel industry.



       Our primary product lines feature casual and dress-casual pants, shorts, denim jeans and woven and knit shirts for men, women, boys and girls. Our products are marketed under widely recognized international and national brands, including:


- our owned brands:
  - Savane(R)
  - Farah(R)
  - Duck Head(R)
  - Flyers(TM)
  - The Original Khaki Co.(R)
  - Bay to Bay(R)
  - Two Pepper(R)
  - Royal Palm(R)
  - Banana Joe(R)
  - Authentic Chino Casuals(R)
- our licensed brands:
  - Victorinox(R), the makers of the original Swiss Army(TM) Knife
  - Bill Blass(R)
  - Van Heusen(R)
  - John Henry(R)
- retailer national private brands:
  - Puritan(R)
  - Member's Mark(R)
  - Sonoma(R)
  - Croft & Barrow(R)
  - St. John's Bay(R)
  - Charter Club(R)
  - Roundtree & Yorke(R)
  - Geoffrey Beene(R)
  - G.H. Bass(R)
  - Izod(R)
  - White Stag(R)

       Our brand strategy provides for the distribution of our products across all major apparel retail channels including department stores, discounters and mass merchants, wholesale clubs, national chains, specialty stores, catalog retailers, our retail outlets and the Internet. Our major customers include:

  - Wal-Mart
  - Sam's Club
  - Kohl's
  - J.C. Penney
  - Dillard's
  - Sears
  - Phillips-Van Heusen Retail Outlets
  - Federated
  - Belk



  - May Company

  - Saks
  - BJ's
  - Mervyn's
  - Costco

       Our seasoned management team has driven robust and profitable growth of our business through internal development, licensing and strategic acquisitions. Since fiscal 1997, the year prior to our initial public offering, we have acquired and successfully integrated four major brands -- Savane(R), Farah(R), Duck Head(R) and Victorinox(R). These acquisitions have enabled us to significantly expand our reach and presence to all market segments and levels of retail distribution. The integration of these brands combined with our organic growth has significantly enhanced our overall growth. From fiscal 1997 through fiscal 2001, we realized:

       - net sales growth from $152 million to $436 million, or a compound annual growth rate of approximately 30%; and


       - EBITDA growth, excluding other charges, over the same period from $18 million to $45 million, or a compound annual growth rate of approximately 26%.


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

INDUSTRY

       The apparel industry is large and highly fragmented. According to NPD, a retail industry research firm, the U.S. apparel industry totaled approximately $166 billion in retail sales in 2001. The total retail market for our core products, which include bottoms and tops for men, women, boys and girls, was approximately $77 billion in 2001.

       We believe that the apparel industry is currently characterized by the following trends:

       - increasing consumer demand for brands and retailer's private brands featuring greater innovation, higher quality, new technology, better fit, increased comfort and value pricing;


       - increasing consumer demand for convenient, easy to shop and competitively priced apparel retailers;


       - consolidation of major apparel retailers;

       - heightened dependence by major apparel retailers on key vendors that can maximize the retailers' return on investment, improve customer service and provide vendor managed inventory and category management programs;

       - focus by major apparel retailers on national brands that meet evolving consumer needs; and

       - consolidation by major apparel retailers of their suppliers into core retailer-supplier partnerships.

COMPETITIVE STRENGTHS

       The success of our business has resulted from several key strengths, which we believe distinguish us from others in our industry, including the following:


       Highly Diversified Portfolio of Brands and Distribution Channels. Our product lines currently feature over 75 brands including our owned and licensed brands as well as retailer private brands. We believe that the breadth of this portfolio of brands allows us to penetrate all levels of distribution and mitigates the risk that potential negative trends in any one market segment will significantly impact our company. In addition, the positioning of our brand portfolio and retailer private brands across a broad range of price points enables us to maximize penetration of our customer base by providing them with differentiated brand programs to target consumers across all demographics.



       Continuous Innovation. Innovation is a key element of our success. We have a proven record of generating customer and consumer demand with fresh new products featuring differentiated design and fabrication. We continuously work internally and collaborate with our suppliers to improve our products. We devote significant resources to researching consumer trends and preferences, developing new fabrics and product finishes and designing products to meet consumer needs. Recent innovations have included our line of high-end casual and technical apparel marketed under the Victorinox(R) brand, which includes high-tech fabrics and performance features. In addition, our Farah(R) brand was first to market with 100% cotton, wrinkle-free pants. Also, in fiscal 2000 we introduced the "packable short," a short that packs within itself. The packable short had strong consumer acceptance, with one of our largest customers reporting sales of over 100,000 units in a single week.


       Superior Product Quality. Our superior product quality is critical to our success given increasing consumer demand for quality apparel products at compelling values. We apply stringent quality standards throughout our operations, from product design through the sourcing of our raw materials from the mill and the shipment of customer orders. Our quality control personnel are on-site at our suppliers' mills and inspect raw materials prior to shipment to our cutting facilities. Similarly, our quality control personnel are on-site at the facilities of our independent assembly contractors to supervise quality throughout the assembly process. Furthermore, our product content and construction specifications require the use of matched thread throughout the garment, rigorous attention to seam construction, surge seaming of all pockets, color matching of all components, the generous use of fabric and a graduated rise in our pants which produce a fuller, more comfortable fit. The application of these standards results in a minimal rate of customer returns for defects.



       Accelerated Production Process. As a fast-moving consumer goods company, we have developed and continue to refine an operating blueprint that minimizes the production cycle and reduces inventory risk. We achieved a 26 day average production cycle for fiscal 2002 to date for our core replenishment products which represents approximately two-thirds of our overall production. The production cycle begins with the receipt of raw materials and ends with the receipt of a finished garment into our Fast Track Centers. We achieve greater efficiencies in the manufacture of our core products by utilizing seven production platforms, or "chassis," each requiring distinct manufacturing processes that incorporate basic core construction features such as waistband types. We believe that our "chassis" production concept, strategic outsourcing of labor-intensive garment assembly and finishing operations to independent manufacturers in Mexico and the Caribbean Basin allows us to execute production more efficiently and cost-effectively than our competitors. This strategy minimizes our personnel and capital investment in the production process and enables us to vary production levels with changes in customer demand. Our Fast Track Centers are strategically located to reduce the time for product delivery for us and for our customers. As a result of our effective use of technology and our efficient production process, we believe that our unit production costs, on-time and complete customer order execution and inventory turns are among the best in the apparel industry.



       Efficient and Low-Cost Operations. We achieve efficient and low-cost operations through utilization of advanced technology, the integration of our systems and those of our suppliers, consolidation of operational and production processes and the employment of an experienced, well-trained work force. Our systems include integrated apparel design, materials sourcing, production planning and logistics, customer order entry, sales demand forecasting and order fulfillment, all of which are integrated with our financial reporting and human resources systems. Our systems are integrated with our suppliers' production planning processes, enabling us to adjust the amount and composition of our raw materials. Our use of technology results in higher quality products, lower cost production and more effective and responsive customer order execution. For example, through our use of advanced computerized equipment for spreading, marking and cutting fabric, we utilize over 91% of the fabric, which we believe is one of the highest fabric utilization rates in the apparel industry. To maintain our competitive advantage, we continue to make investments in the latest technology. In an effort to further streamline our operations, we are consolidating our cutting and administrative functions in El Paso into our Tampa facilities. Once completed, this consolidation is expected to generate annual pre-tax cost savings of $4.5 million beginning in fiscal 2003.



       Differentiated Customer Service and Support. We maximize customer satisfaction through our customized brand and merchandise management programs. Our programs help retailers increase their profit margins by outsourcing traditional retailer merchandising functions and reducing their inventory risk and markdowns. Through these programs, our customers are able to leverage our expertise in tracking and evaluating consumer trends and preferences and are able to consult with us on all aspects of merchandising including product design, labeling, sales strategy, point-of-sale advertising and pricing. Additionally, as retailers have increasingly focused on maximizing their return on investment and inventory turns and partnering with vendors that can assist them achieve those objectives, we have been able to provide many of our customers with our sophisticated vendor managed inventory program in which we manage customer inventory levels by stock-keeping unit, or SKU, and replenish inventories automatically based on store level retail sell-through. As an element of our programs, we monitor product sell-through and assist the customer in managing its floor space and inventory portfolio by suggesting merchandise mix adjustments based on the point of sale SKU data we collect. We consistently ship orders for our core items over 94% complete within the shipping window specified by the customer. As evidence of our customer service capabilities, we are the Wal-Mart category manager for all Farah(R) brand men's apparel and accessories. We also provide significant financial support for several of our brands, including the Savane(R) brand, which include in-store fixtures, co-op and other advertising support. We believe that these services build brand recognition and customer loyalty as well as support for the brand by the retailer.


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

       Proven Ability to Grow through Acquisitions. We are a proven industry consolidator. Our successful execution of acquisitions and licenses of complementary brands, product categories and operating capabilities has enabled us to significantly expand our reach and presence to all market segments and levels of distribution. The four major brands that we recently acquired are:

       - In July 1998, we acquired Farah Incorporated and its Savane(R) and Farah(R) brands, which expanded our portfolio of owned national brands and allowed us to enter new market segments and levels of distribution. Our successful integration of Farah's operations more than doubled our sales in our first full year of ownership from $152 million in fiscal 1997 to $421 million in fiscal 1999. Additionally, we were able to generate a profit from the Farah business in the first full quarter of our ownership after several years of operating losses under previous management. This transaction was immediately accretive to our earnings. In total, we were able to realize over $40 million of annual cost-savings through, among other things, rationalization of unprofitable product lines, closure of high cost manufacturing facilities, improved fabric utilization and elimination of redundant overhead.

       - In October 2000, we extended our national brand portfolio with the execution of a master sub-license agreement to produce apparel products under the Victorinox(R), the makers of the original Swiss Army(TM) Knife, brand. We have leveraged the Victorinox(R) brand to enter high-end market segments with our new line of technical and high-tech outerwear. This new line was introduced in fiscal 2001.


       - In August 2001, we acquired Duck Head, and its widely recognized Duck Head(R) brand, which expanded our national brand program, broadened our market segment coverage, allowed us to further penetrate our customer base and established a valuable tops capability, which we will extend to all of our key brands, and additional global sourcing relationships. We also acquired 25 retail outlet stores in the acquisition of Duck Head (15 of which we are currently operating) which broadened our channels of distribution. Within the first year, we successfully integrated Duck Head's operations and returned it to profitability. This transaction is expected to be accretive in the first fiscal year of our ownership. In connection with this acquisition, among other things, we closed unprofitable retail outlets, improved fabric utilization and eliminated redundant overhead.


       Experience and Depth of Management Team. Our management team consists of nine senior and operating level managers averaging nearly 24 years of experience in the apparel industry. We believe that the depth and close integration of our management team mitigates the impact of loss of any individual manager and enhances the overall execution of our business strategy. This team's experience has enabled us to anticipate and respond effectively to industry trends and competitive dynamics better understand prevailing consumer demands and build strong customer relationships. Our management team also has significant experience in identifying, evaluating, acquiring and integrating businesses and developing and revitalizing brand names.

GROWTH STRATEGIES

       We are well-situated to continue to strengthen our position as a leading innovator, designer, producer and marketer of high-quality branded and private branded apparel products, both internally and through opportunistic acquisitions, and to further expand our margins and improve our return on invested capital. The key elements of our growth strategy include the following:


       Further Penetrate Existing and New Customers in Current and New
Markets. We intend to continue leveraging our diversified portfolio of brands and merchandising programs to expand our existing customer relationships by introducing new brands, products and programs, growing existing brands, products and programs and capitalizing on international growth opportunities with existing customers. Our key customers include many of the top retailers in the world, some of whose apparel businesses are rapidly expanding in both North America and globally. With our established operations in the United Kingdom, Mexico, Canada and the South Pacific, we believe that we are well-positioned to capitalize on international sales opportunities. Examples of our recent successes include the important new programs we added under our Savane(R) brand with J.C. Penney, Kohl's and Mervyn's, and our expanding global relationship with Wal-Mart under the Farah(R) brand. We are actively pursuing additional new customer relationships, including selected mass merchants, deep discount retailers, vertically integrated private brand retailers, and leading direct marketers. We also intend to expand our retail outlets by six to eight new stores annually.


       Continue to Expand Product Categories. We will continue to develop and bring to market innovative products that complement our existing core product lines. For example, in 2001, we introduced our high-end Victorinox(R) line of technical apparel that combines fashion and excellent performance with a well-recognized brand. We are currently targeting the introduction of new lines of men's graphic t-shirts and women's, boys' and girls' sportswear. We have recently introduced a new line of shirts across many of our brands and plan to expand distribution through all of our retail distribution channels thereby leveraging Duck Head's well-established line of shirts and merchandising expertise. We also intend to expand the licensing of our owned brands into other categories, such as footwear, hosiery and other accessories. Additionally, we are focusing on the further development of our denim line and related programs in order to capitalize on increased consumer demand for denim. We believe that our ability to continue to offer an expanding array of products will be an important driver of future growth.



       Enhanced Productivity and Profitability. We continually explore initiatives to improve productivity and profitability through continued shortening of the production cycle, consolidating operations, leveraging our infrastructure, utilizing advanced technology and other cost-savings measures. For example, our continuing focus on shortening the production cycle has resulted in a reduction from a 39-day production cycle in fiscal 1997 to the current 26 day average for fiscal 2002 to date and we expect our production cycle to reach 24 days within 12 months. By modeling our business after other fast-moving consumer goods companies, we work to eliminate as many minutes in the production cycle as possible to enable us to quickly adjust production to meet changing customer demand and minimize excess inventory and costly closeouts. Additionally, we are consolidating our El Paso cutting facility and administrative functions into our Tampa facilities which we expect will result in annual pre-tax cost savings of approximately $4.5 million beginning in fiscal 2003.


       Develop New and Innovative Products. Our focus on innovative design and fabrication features is driven by consumer demand for freshness and innovation in styling, performance and value. This focus on innovation is an important reason we continue to be a key vendor to our customers and positions us well to realize continued growth with our customers and attract new customers. While maintaining our focus on basic recurring styles, we base our designs on a careful and thorough assessment of prevailing consumer fashion and lifestyle trends to incorporate features into our products that enhance styling and performance, such as innovative new cuts, fabrics and finishes. We also work with our customers to offer innovative packaging and displays as a complement to their point-of-sale advertising.

       Pursue Opportunistic Acquisitions of Businesses and Brands. We believe that there is significant opportunity for future growth through acquisition given the high degree of industry fragmentation and the increasing trend by apparel retailers to focus on fewer key vendors. The ability to acquire existing brands with established revenues and customer base represents an opportunity to broaden our brand portfolio with immediate scale, expand product categories, further diversify and penetrate our distribution channels and leverage our operating platform through increased economies of scale. We also intend to explore additional strategic licensing opportunities to further enhance our brand portfolio. As a result of our prior successes in acquiring and integrating acquisitions, we believe that we are well-positioned to capitalize on potential future acquisition opportunities.

PRODUCTS

       Product Overview. We produce core lines of high quality casual and dress-casual pants, shorts, denim jeans and woven and knit shirts for men, women, boys and girls. The following table sets forth our product sales mix expressed as a percentage of our net sales for the first six months of fiscal 2002:

Casual Pants................................................    49%
Dress-Casual Pants..........................................    19
Shorts......................................................    13
Denim.......................................................    11
Shirts......................................................     4
Women's, Boys', Girls' and Other............................     4
                                                               ---
                                                               100%
                                                               ===

       Our product strategy focuses on basic, recurring apparel styles with innovative design and fabrication features that address consumer preferences for styling, performance and value. We base our designs on a careful assessment of prevailing consumer fashion and lifestyle trends to incorporate features into our products that enhance styling and performance, such as innovative new cuts, fabrics and finishes. We believe that our focus on core apparel products makes our business less susceptible to fashion obsolescence and less seasonal in nature than other companies that are dependent on fashion styles. Approximately 80% of our men's pant products are derived from seven production platforms, or "chassis," each of which incorporates basic features requiring distinct manufacturing processes, such as inclusion of an elastic waistband, a jeansband or button-flap pockets. We modify our basic chassis to produce separate and distinct styles through variations in cut, fabric and finish. This process enables us to achieve production consistency and efficiencies, while also producing a wide variety of products through distinctions in color and style. In order to continue to bring newness to the market, we also introduce fashion-oriented products on a limited basis. The key fabrics that we use include 100% cotton and blends utilizing silk, Tencel(R), rayon, wool, Lycra(R) and other micro-denier type fabrics as well as various blends of these and other fabrics. In addition, we have a line of core woven and knit shirts that are sourced entirely as full packaged imports from the Far East and the Pacific Rim.

       Design and Development. Our marketing team analyzes domestic and international trends in the apparel industry as well as industries outside of apparel, including the technology, automobile, grocery and home furnishings industries, to determine trends in styling, color, consumer preferences and lifestyle. Virtually all of our products are designed by our in-house staff utilizing a computer-aided-design, or CAD, system, which enables us to produce computer simulated samples that display how a particular style will look in a given color and fabric. We can quickly generate samples and alter the simulated samples in response to customer input. The use of CAD technology reduces the time and costs associated with producing actual sewn samples prior to customer approval and allows us to create custom designed products meeting the specific needs of a customer. Our product content and construction specifications require the use of matched finish thread throughout the garment, surge seaming of all pockets, rigorous attention to seam construction, color matching of all components and the generous use of fabric and a graduated rise in our pants which produce a fuller, more comfortable fit and reduce costly customer returns.

BRANDS


       Our product lines currently feature over 75 brands. Our products are marketed under our owned brands, including Savane(R), Farah(R), Duck Head(R), Flyers(TM), The Original Khaki Co.(R), Bay to Bay(R), Two Pepper(R), Royal Palm(R), Banana Joe(R) and Authentic Chino Casuals(R); and our licensed national brands, including Victorinox(R), Bill Blass(R), Van Heusen(R) and John Henry(R); and numerous private brands owned by our key customers.

       The following table sets forth net sales by brand category for the first six months of 2002:

Retailer Private Brands.....................................    32%
Savane(R)...................................................    25
Farah(R)....................................................    15
Other Owned Brands..........................................    15
Licensed Brands.............................................     8
Duck Head(R)................................................     5
                                                               ---
                                                               100%
                                                               ===

       The diversity of our brand portfolio, which covers price points from our high-end Victorinox(R) products to our customers' private brands, enables us to maximize penetration of our customers by providing them with differentiated brand programs to target consumers across all demographics.

       The following chart illustrates the distribution channels through which we sell our primary brands:


BRAND                        PRODUCT CATEGORIES       DISTRIBUTION CHANNELS
-----                        ------------------       ---------------------
Victorinox(R), the        A collection of            High-end department
  makers of the original  high-tech outerwear,       stores and specialty
  Swiss Army(TM)          shirts, casual and         stores
  Knife.................  dress-casual pants,
                          shorts and jeans
Savane(R)...............  Men's, women's, misses,    Finer to moderate
                          boys' and girls' casual    department stores and
                          and dress-casual pants,    specialty stores
                          shorts, jeans and shirts
Duck Head(R)............  Men's, women's, misses,    Moderate department
                          boys' and girls' casual    stores and specialty
                          and dress-casual pants,    stores
                          shorts, jeans and shirts
Farah(R)................  Men's, women's, boys'      Exclusively available to
                          and girls' casual and      Wal-Mart with minimal
                          dress-casual pants,        distribution in other
                          jeans and shorts           international
                                                     distribution channels
Private Brands..........  Men's, women's, boys'      Finer department stores,
                          and girls' casual and      mass merchants,
                          dress-casual pants,        discounters and
                          jeans and shirts           specialty stores


       The following are brief descriptions of certain of our primary brands:

       Victorinox(R), the makers of the original Swiss Army(TM) Knife. We acquired the global license to the Victorinox(R) brand in October 2000 and introduced our Victorinox(R) product line in fiscal 2001. These innovatively designed products are sold to our upscale department store customers such as Bloomingdales, Macy's, Nordstrom and Saks Fifth Avenue and are designed to appeal to the consumer with an active lifestyle.


       Savane(R). We acquired the Savane(R) brand as part of our acquisition of Farah in June 1998. Savane historically has been positioned as a leading brand at better department stores, including Federated, May Company and Dillard's. In April 2002, we announced important new national programs under the Savane(R) brand with J.C. Penney, Kohl's and Mervyn's. Our Savane(R) line of casual pants is the second leading brand sold in department stores. Our Savane(R) branded clothing is targeted to consumers between 30 and 50 years old who value innovation and quality.


       Duck Head(R). We acquired the Duck Head(R) brand in August 2001. Established in 1865, the widely-recognized Duck Head(R) brand provides us with opportunities to penetrate new distribution channels and to expand our licensing opportunities. Prior to our acquisition of Duck Head in 2001, the brand was distributed primarily to nine Southeastern states. Duck Head(R) branded products are now distributed in 48 states with growing penetration in major retailers, including J.C. Penney and Proffitt's. This brand of men's and boy's casual sportswear is also sold in our retail outlets. The brand is designed to appeal to the younger attitude consumer.


       Farah(R). We also acquired the Farah(R) brand as part of our acquisition of Farah. This internationally recognized brand is exclusively distributed to Wal-Mart in the United States and is an important part of Wal-Mart's branded global expansion. We currently produce casual and dress-casual pants and shorts under this brand and anticipate expanding into women's products and tops and shirts. This line of clothing is designed to appeal to the value shopper who is between 30 and 50 years old.


       Retail Private Brands. In addition to the owned and licensed brands in our product line, we produce products marketed under retailer private brands to customers including Wal-Mart, Sam's Club, Kohl's, J.C. Penney, Dillard's, Sears, Phillips-Van Heusen, Federated, May Company, Saks, BJ's, Goody's, Bass Pro Shops, Fred Meyer and Galyan's. Some of the better known retailer private brands for which we produce apparel are Puritan(R), Member's Mark(R), Sonoma(R), Croft & Barrow(R), St. John's Bay(R), Charter Club(R), Roundtree & Yorke(R), Geoffrey Beene(R), G.H. Bass(R), Izod(R) and White Stag(R). Our products sold under retailer private brands generally produce lower gross margins than branded products, but also require lower selling and administrative expenses. Sales of retailer private brands accounted for 25%, 25% and 29% of net sales during fiscal 1999, 2000 and 2001, respectively.

       Other Licensed Brands. An important component of the branded position of our product line feature brands that we license from third parties. Our other principal licensed brands include Bill Blass(R), Van Heusen(R) and John Henry(R). Licensed brands are an important part of the breadth of our portfolio of brands and our penetration of all retail distribution channels. Sales of products bearing licensed brands represented approximately 10%, 13% and 9% of net sales for fiscal year 1999, 2000 and 2001, respectively.

CUSTOMERS AND VALUE-ADDED SERVICES

       General. We market our products across all major apparel retail channels including department stores, discounters and mass merchants, wholesale clubs, national chains, specialty stores, catalog retailers, our retail outlets and the Internet. Sales to our five largest customers represented approximately 51.1%, 51.8% and 58.2% of net sales during fiscal 1999, 2000 and 2001, respectively. Sales to Wal-Mart accounted for approximately 11.3%, 13.4% and 15.3% of net sales during fiscal 1999, 2000 and 2001, respectively. Sales to Sam's Club, the nation's largest chain of wholesale clubs, accounted for approximately 13.2%, 12.6% and 17.6% of net sales during fiscal 1999, 2000 and 2001, respectively. We also sell our products to other major retailers, including Kohl's, Dillard's, J.C. Penney, Sears, Phillips-Van Heusen Retail Outlets, Federated, Belk, May Company, Saks, BJ's, Mervyn's and Costco and with the recent acquisition of Duck Head, we now operate a chain of 15 retail outlet stores.

       The following table sets forth net sales trends by distribution channel:


                                                                           TWENTY-SIX
                                                                          WEEKS ENDED
                                             FISCAL 2000   FISCAL 2001   MARCH 30, 2002
                                             -----------   -----------   --------------
Department Stores..........................       38%           33%            29%
Discounters and Mass Merchants.............       23            23             22
Wholesale Clubs............................       18            21             19
National Chains............................        9             9             14
Outlet & Other.............................        8             8              6
Specialty Stores...........................        4             6              8
Our Retail Outlet Stores...................       --            --              2
                                                 ---           ---            ---
                                                 100%          100%           100%
                                                 ===           ===            ===

       Customer Service and Support. We offer our customers comprehensive brand management programs, which provide:

       - product design, merchandise planning and support;

       - value-added services, such as sales and pricing strategy, point-of-sale advertising, custom labeling and packaging design, just-in-time electronic order execution, and retail profitability analysis; and

       - access to advanced sales forecasting and inventory management systems and Internet order fulfillment.

       We believe that close collaboration with our customers provides our employees the opportunity to better understand the fashion, fabric and pricing strategies of the customer and leads to the generation of products that are more consistent with customer expectations. At the same time, we provide the customer the opportunity to benefit from our substantial expertise in designing, packaging and labeling high quality products, our consumer purchasing data and experience, our merchandise, brand and category management capabilities and expertise in tracking and evaluating consumer trends and preferences. In addition, we offer each of our existing and prospective customers a marketing plan tailored to the customer's market niche. Using our marketing data and industry experience, we are able to create for each customer and each product, a plan that outlines optimum volume and pricing strategies, as well as sell-through, expected markdowns and profit margins.

       We have also implemented a limited strategy of developing one of our licensed or owned brands for use by a key customer on an exclusive basis. For example, since 1997, we have sold products to Wal-Mart under our Farah(R) brand on an exclusive basis. In fiscal 2001, this program accounted for net sales of approximately $50 million and we expect significant future domestic and international growth in sales to Wal-Mart as it expands existing Farah(R) programs and opens new stores throughout the world. Wal-Mart has increased its investment in and use of the Farah(R) brand by broadening the number of products sold under the Farah(R) name.


       Stock Replenishment Program. Accurate and timely order execution is achieved through an electronic data interchange order entry, or EDI, and quick replenishment of core SKUs. Substantially all orders are placed via EDI and orders are executed utilizing fully integrated inventory management and order fulfillment technology. Currently, we are shipping orders for our core items over 94% complete within the shipping window specified by the customer. Our systems also enable us to track point-of-sale activity by SKU and forecast consumer demand and seasonal inventory requirements on a real-time, continuous basis. We believe that our advanced technology and systems enhance the value of our products and customer service and provide the platform to support our expanding category management and vendor-managed inventory programs.


       Product Labeling and Packaging. We differentiate our products through customized labeling, point-of-sale packaging and other brand identification techniques. For most of our customers, we manage the design and production of labeling and packaging materials. Management regularly analyzes consumer product labeling and packaging and consumer targeting trends evident in other retailing formats, including the automobile, grocery and home furnishings industries. We primarily ship products directly to our customers' retail stores in floor-ready form and offer innovative packaging and displays.

       Under our national brand programs, including Savane(R), Farah(R) and Duck Head(R), products are labeled at garment assembly factories. Under our private brand programs, most products are delivered to our Fast Track Centers without customer-specific labeling and packaging, which is then added to the product only after we receive a customer's confirmed purchase order. This common finished goods strategy enables us to minimize inventory risk by selling the same products under customer-specific marketing packages to different retailers in every distribution channel and offers quick-response execution of customer orders without the associated risk of carrying customer-specific inventories. Under certain circumstances and on a limited basis, we will apply a customer-specific label to the product during the production process.

       Salesforce. Our products are principally sold by our experienced in-house sales and marketing associates located across the United States and internationally. We also maintain customer focused sales and marketing support teams dedicated to analyzing sales and marketing data.

       Our Retail Outlet Stores. We operate 15 retail outlet stores located in seven Southeastern states, all of which are leased properties. These stores, which are located primarily in outlet malls in suburban locations, sell principally Duck Head(R) branded products. We have engaged a senior manager with strong retail experience to operate our retail outlet stores and to lead the retail team that joined us as part of the Duck Head acquisition. We are in the process of closing certain unprofitable retail outlet stores and intend to grow our retail business by selectively opening new stores.

PRODUCTION AND SOURCING


       General. We purchase our raw materials, including fabrics, principally from sources in the United States. We currently cut our fabric at our Tampa and El Paso facilities before offshore assembly and finishing in Mexico and the Caribbean Basin. We are in the process of consolidating our cutting operations in our Tampa facility and closing the El Paso cutting facility. We believe that the use of independent assembly contractors to assemble components cut at our facilities enables us to provide customers with high quality goods at significantly lower prices than if we operated our own assembly facilities. We also source approximately one-third of our products through the use of full-package imports from independent manufacturers located in the Pacific Rim, the Middle East and Mexico.



       Purchasing. We principally purchase raw materials, including fabrics, thread, trim and labeling and packaging materials, from domestic sources based on quality, pricing and availability. Although we have no long-term agreements with any of our suppliers, we believe that generally we have the flexibility, if needed, to replace a supplier with minimal disruption to our business. We generally undertake a quality audit at our major suppliers prior to shipment to assure that quality standards are met and to avoid unnecessary delays. An additional quality audit is performed upon receipt of all raw materials. We project raw material requirements through a series of planning sessions, taking into account orders received and future projections by style and color. This data is then used to purchase the raw material components needed by production time frame in order to meet customers' requirements.


       Cutting. We utilize advanced computerized equipment for spreading, marking and cutting fabric. Our CAD system positions all component parts of a single garment in close proximity on the same bolt of fabric to ensure color consistency. This process also enables us to utilize approximately 92% of the fabric. Quality audits in the cutting facility are performed during various stages, from spreading of fabric through preparation for shipment to independent manufacturers for assembly.

       Assembly. Component parts are shipped by common carrier to independent assembly contractors, principally in Mexico and the Caribbean Basin, for assembly and finishing. There are no formal arrangements regarding the production of garments between us and any of our independent assembly contractors, but we believe that our relationships with our contractors are generally good. Using independent assembly contractors allows us to shift our sources of supply depending upon production and delivery requirements and cost, while at the same time reducing the need for significant capital expenditures, work-in-process inventory and a large production work force. We arrange for the assembly or production of our products primarily based on orders received. We inspect prototypes of each product before production runs are commenced. Random in-line quality control checks are performed during and after assembly before the garments leave the contractor. We currently have a team of full-time production and quality control personnel on-site in Mexico and the Caribbean Basin.

       Finished Goods Sourcing. We utilize over 50 factories in various countries and conduct human rights audits in each of the factories we use. All garments are produced according to our specifications, and product quality is monitored at the factories. With the acquisition of Duck Head in August 2001, we expect to expand our sourcing of complete garment packages for selected product styles.

MANAGEMENT INFORMATION SYSTEMS

       We believe that advanced information processing is critical to our business. Our philosophy is to utilize modern technology where it will enhance our competitive position. Consequently, we continue to upgrade our management information systems in order to maintain better control of our inventory and to provide management with information that is current and accurate. Our management information systems provide, among other things, comprehensive order processing, production, accounting and management information for our marketing, manufacturing, importing and distribution functions. To support our flexible inventory replenishment program, we have an EDI system through which customer inventories can be tracked and orders automatically placed with us by the retailer. In addition, our systems were designed to continually add new brand programs and customer information quickly and reliably without disruption to our existing operations.

       In the first quarter of fiscal 2001, we implemented a new integrated operating and management information system at our Tampa location that integrates such functions as production planning, purchasing and scheduling, customer order management, inventory warehouse management, accounting and human resources.

       As part of the consolidation of our cutting and administration facilities, we intend to integrate our El Paso management information systems with our systems in Tampa. As a result of the open structure of our systems, we do not believe that this integration will adversely affect our business.

COMPETITION

       The apparel industry is highly competitive and we compete with numerous apparel manufacturers, including brand name and private label producers, as well as retailers that have established, or may establish, internal product development and sourcing capabilities. The principal markets in which we compete are the United States, Europe, Canada, Mexico, Australia and New Zealand. Many of our competitors and potential competitors have greater financial, manufacturing and distribution resources than we do. The principal elements of competition in the apparel industry include style, quality and price of products, brand loyalty, customer service and advertising. We believe that we compete favorably on the basis of the quality and value of our programs and products and the long-term customer relationships we have developed. Nevertheless, any increased competition from manufacturers or retailers could result in reductions in unit sales or prices, or both, which could have a material adverse effect on our business and results of operations.

PERSONNEL


       At March 30, 2002, we had 1,323 associates, including 1,111 in the United States, 22 in the Dominican Republic, 40 in Mexico, 96 in the United Kingdom, 46 in Australia, and eight in New Zealand. Approximately 7% of our associates are members of the Union of Needletrades Industrial and Textile Employees. The collective bargaining agreement with these associates expires in February 2003. We consider our relations with our associates to be generally good.


       We are committed to developing and maintaining a well-trained workforce. We provide or pay for thousands of hours of continuing education annually for our associates on subjects ranging from computers to foreign languages. We are equally committed to the well-being of our associates. We offer our full-time associates and their families a comprehensive benefits package that includes a 401(k) plan with a company matching contribution, a choice of group health insurance plans, disability insurance, term life insurance (with an option to purchase additional coverage), a choice of dental plans, and a vision plan. We also offer tuition reimbursement. We maintain a recreation area, health club facilities and a hair salon in Tampa for the use and enjoyment of our employees and their families. We also enjoy long-standing relationships with certain of our independent assembly contractors in Mexico and the Caribbean Basin and have contributed financial resources to improving conditions for their employees.

HUMAN RIGHTS POLICY

       We have a comprehensive human rights policy. The policy is consistent with the Responsible Apparel Production Principles, which are endorsed by the American Apparel and Footwear Association and Caribbean Basin apparel manufacturing associations. Our policy focuses on working conditions at the independent assembly contractors utilized by us and, among other things, prohibits under-age labor and poor working conditions. Compliance with the policy is mandatory and is closely monitored in the following ways: (i) our associates or our agents routinely visit each independent contractor plant, (ii) our management periodically visits independent contractor plants and (iii) an independent third party agency utilized by many companies in the apparel industry performs audits periodically and reports the results to us. We will promptly discontinue production with any independent contractor that does not comply with the policy.

TRADEMARKS AND LICENSES

       We hold or have applied for over 750 United States and worldwide trademark registrations covering our various brand names including Savane(R), Farah(R), Duck Head(R), Flyers(TM), The Original Khaki Co.(R), Authentic Chino Casuals(R), Two Pepper(R), and Bay to Bay(R). The word marks Savane(R), Farah(R), Duck Head(R), and Bay to Bay(R) are registered with the United States Patent and Trademark Office. In addition, the word marks Savane(R), Farah(R), Duck Head(R), and Bay to Bay(R) are registered in various countries worldwide. Pursuant to separate license agreements, we have the exclusive right to use, (i) the Bill Blass(R) trademark with respect to men's casual pants, shorts and jeans in the United States and Canada and (ii) the John Henry(R) trademark with respect to men's bottoms and coats in the United States and Canada. The license agreement with respect to the Bill Blass(R) trademark expires in 2005 and is subject to a renewal option that would extend the expiration date through 2010. The license agreement with respect to the John Henry(R) trademark expires in 2003 and is subject to seven renewal options that would extend the expiration date through 2038. The license agreement with respect to the Van Heusen(R) trademark has expired and is currently being renegotiated. We continue to sell men's pants, jeans and shorts with the Van Heusen(R) label under the previous license terms. In October 2000, we entered into a sublicense agreement with Swiss Army Brands, Inc., for the use of the Victorinox(R), makers of the original Swiss Army(TM) Knife, brand. The sublicense agreement has an initial term of five years, with automatic renewal terms and conditions thereafter and is otherwise subject to the terms of the master licensing agreement. Under this agreement, we have the exclusive worldwide license to design, manufacture and market men's and women's apparel products under the Victorinox(R) brand.

IMPORT REGULATION

       Products imported from our source countries are subject to U.S. Customs duties at applicable Normal Trade Relations or Column 1 duty rates. These tariffs generally range between 10% and 30%, depending upon the nature of the garment (e.g., shirt, pant), its construction and its chief weight by fiber. A typical duty rate applicable to our imported men's cotton pants is approximately 17%. In accordance with the Agreement on Textiles and Clothing of the World Trade Organization, the United States has entered into bilateral trade agreements with certain apparel producing countries to limit the quantity of garments that may be imported annually from each such country. These limits, or quotas, apply to a broad range of garments and are often competitive, particularly as applied to Asian countries, thus affecting annual sourcing patterns and prices for garments internationally. Effective January 1, 2005, the United States, with few exceptions, is obligated to remove quotas applicable to garments from all WTO member countries, including China and certain other Asian countries. See "Risk Factors -- The integration, on January 1, 2005, of all textile and apparel quotas under the World Trade Organization Agreement on Textiles and Clothing could reduce the competitiveness of apparel assembled in Mexico and the Caribbean Basin under our current business model."

       The Caribbean Basin Trade Partnership Act, or CBTPA, became effective on October 2, 2000. CBTPA generally grants duty and quota-free access for garments cut in the United States or in the Caribbean Basin and assembled in the Caribbean Basin from U.S. fabric and U.S. yarn. The CBTPA will be effective through September 30, 2008, unless superceded by new trade legislation. Prior to this legislation, most of the merchandise we sourced from these Caribbean Basin countries was admitted into the United States with a substantial tariff reduction under the so-called "807" program. In essence, reduction in dutiable value was equal to the value of U.S. components incorporated into these assembled goods plus southbound international freight and insurance. As a result of this legislation, American apparel companies have increasingly utilized production facilities located in the Caribbean Basin, including the Dominican Republic. We believe that the Dominican Republic offers certain competitive advantages, including favorable pricing and better quality production, a long-standing and relatively stable production network, and much shorter transportation periods as compared to goods assembled in the Pacific Rim.

       We also import finished goods from Mexico under the North American Free Trade Agreement, commonly known as NAFTA. Under NAFTA, merchandise that qualifies is accorded reduced or duty-free access and is not subject to any quota.

PROPERTIES

       Our corporate headquarters are located in Tampa, Florida and are owned by us. We consider both our domestic and international facilities to be suitable for our needs. See "Risk Factors." The following table reflects the general location, use and approximate size of our significant real properties:

                                                                         APPROXIMATE
                                                                           SQUARE       OWNED/
LOCATION                                                                   FOOTAGE     LEASED(1)
--------                            USE                                  -----------   ---------
                                    ---
Tampa, Florida....................  Corporate offices/Distribution         305,000       Owned
                                    center
Tampa, Florida....................  Fabric cutting facility                110,000       Owned
El Paso, Texas....................  Administrative office                   51,000      Leased(2)
El Paso, Texas....................  Fabric cutting facility                205,000      Leased(2)
Santa Teresa, New Mexico..........  Distribution center                    250,000      Leased
New York, New York................  Office/Showroom                          4,000      Leased
Chihuahua, Mexico.................  Office/Warehouse                        73,800       Owned(3)
Cartago, Costa Rica...............  Office/Warehouse                        77,000       Owned(4)
Auckland, New Zealand.............  Office/Warehouse                         9,000       Owned
Sydney, Australia.................  Office/Warehouse                        29,000      Leased
Suva, Fiji........................  Three garment manufacturing plants      35,000      Leased(5)
Witham, United Kingdom............  Office/Distribution center              57,000      Leased
The 15 Duck Head retail outlet stores consist of approximately 46,000 square feet of leased property in seven states. These leases expire at various dates through 2005.

---------------

(1) See Note 6 to our Consolidated Financial Statements for a discussion of lease terms.

(2) We expect to vacate these facilities by the end of our first fiscal quarter of 2003 as part of our consolidation of our El Paso cutting and administration functions.

(3) Currently unoccupied and for sale.

(4) Currently leased to a third party and for sale.

(5) The facilities are leased by a 50% joint venture in which we are a party. The joint venture is currently in the process of vacating these facilities.

LEGAL PROCEEDINGS


       We are not a party to any legal proceedings other than various claims and lawsuits arising in the normal course of business. Our management does not believe that any such claims or lawsuits will have a material adverse effect on our financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

       The following table shows information about our executive officers and directors as of the date of this prospectus:

NAME                                 AGE               POSITION(S)
----                                 ---               -----------
William W. Compton.................  59    Chairman of the Board and Chief
                                           Executive Officer
Christopher B. Munday..............  37    President and Director
Michael Kagan......................  62    Vice Chairman of the Board and
                                           Executive Vice President
N. Larry McPherson.................  38    Executive Vice President, Chief
                                           Financial Officer and Treasurer
Gregory L. Williams................  48    Executive Vice President, General
                                           Counsel and Secretary
Richard J. Domino..................  53    Executive Vice President,
                                           President, Tropical Sportswear
                                           Division
Michael R. Mitchell................  48    Executive Vice President,
                                           President, Savane International
                                           Corp. and President, Victorinox
                                           Division
Eloy S. Vallina-Laguera............  64    Director
Charles J. Smith...................  75    Director
Leslie J. Gillock..................  45    Director
Martin W. Pitts....................  60    Director
Benito F. Bucay....................  70    Director
Eloy Vallina-Garza.................  29    Director


       William W. Compton has served as our Chairman of the Board and Chief Executive Officer since November 1989. Mr. Compton has over 30 years of experience in the apparel industry. Mr. Compton has also served as Chairman of the American Apparel and Footwear Association ("AAFA") and currently serves on the AAFA Board of Directors. He is also a member of the Executive Committee of the AAFA Board of Directors. Mr. Compton also serves as a member of the Board of Directors for the Center for Entrepreneurship for Brigham Young University. Prior to joining our company, he served as President and Chief Operating Officer of Munsingwear, Inc., an apparel manufacturer and marketer, President/Executive Vice President of Corporate Marketing for five apparel divisions of McGregor/Faberge Corporation and President of Farah U.S.A. Inc. and as a Director of Farah.


       Christopher B. Munday was appointed President of our company in July 2001, and has served as a Director since November 2001. He joined our company as Managing Director of our European Division in June of 1999. Prior to joining our company, Mr. Munday was Managing Director of Tela Ltd., a branded tissue company, which was acquired by Kimberly-Clark Corporation in 1999. Mr. Munday has extensive sales, marketing and operations experience having held numerous senior positions in Scott Paper Company and Kimberly-Clark Corporation. Mr. Munday has a diploma in marketing, a B.A. Honors degree in business and an M.B.A. Mr. Munday has served as a member of a school board, a member of the Institute of Sales and Marketing and is currently a member of the Institute of Directors.

       Michael Kagan has served as Executive Vice President and Vice Chairman of the Board since November 1989. He also served as our Chief Financial Officer and Secretary from November 1989 to May 2002 and our Treasurer from November 1989 to December 1997. Mr. Kagan has announced his retirement from his positions as an executive officer and director of our company effective August 1, 2002. Mr. Kagan has more than 30 years experience in the apparel industry. Prior to joining us, Mr. Kagan served as Senior Vice President of Finance for Munsingwear, Inc. and as Executive Vice President, Chief

Financial Officer and Chief Operating Officer of Flexnit Company, Inc., a manufacturer of women's intimate apparel.

       N. Larry McPherson has served as our Executive Vice President and our Treasurer since December 1997. He has also served as our Chief Financial Officer since May 2002. Previously, Mr. McPherson was an audit Senior Manager at Ernst & Young LLP. He has a Masters of Business Administration from the University of South Florida and is a CPA in the state of Florida.

       Gregory L. Williams has served as our Executive Vice President and General Counsel since July 1999. Before joining our company, Mr. Williams practiced commercial law in Tampa, Florida for 18 years.

       Richard J. Domino joined our company in 1988 and has served as our Executive Vice President and President of the Tropical Sportswear Division since November 1994. Mr. Domino served as Senior Vice President of Sales and Marketing from January 1994 to October 1994 and Vice President of Sales from December 1989 to December 1993. He has over 25 years experience in apparel-related sales and marketing.


       Michael R. Mitchell serves as our Executive Vice President and President of the Savane Division and the Victorinox Division. He has served as President of Savane since March 1994, and was appointed President of Victorinox(R), the makers of the original Swiss Army(TM) Knife, in September 2001. Prior to then, Mr. Mitchell was employed by Savane since 1981 in various sales and marketing capacities. He also served on the Savane Board of Directors from March 1994 until June 1998.


       Eloy S. Vallina-Laguera has served as a Director of our company since November 1989. He has been Chairman of the Board of Accel and its predecessor, Grupo Chihuahua, since its inception in 1979. Accel is a publicly traded Mexican holding company which has subsidiaries engaged in warehousing, distribution and manufacturing. Mr. Vallina-Laguera has been Chairman of the Board of Elamex S.A. de C.V., a Nasdaq traded company, since 1990. Mr. Vallina-Laguera was Chairman of Banco Commercial Mexicano, later Multibanco Comermex, one of Mexico's largest commercial banks at that time, from 1971 until its expropriation in 1982. Mr. Vallina-Laguera is the father of Mr. Vallina-Garza, who also serves on our Board of Directors.

       Charles J. Smith has served as a Director of our company in June 1998. Previously he had been Director of Farah since March 1994. For more than five years prior to his retirement in 1994, Mr. Smith served in various capacities with Crystal Brands, Inc., an apparel manufacturer and marketer, most recently as an Executive Vice President. Since then, Mr. Smith has served as a consultant to various apparel companies. From May 1995 through May 1999, Mr. Smith was a partner and Director of Phoenix Apparel Group, Inc., a privately-held apparel sourcing and consulting company.

       Leslie J. Gillock has served as a Director of our company since August 1997. Ms. Gillock has served as Vice President Brand Management of Springs Industries, Inc. since October 1999. Previously, she served in various capacities with Fruit of the Loom, Inc. from 1978 until June 1998, including Vice President of Marketing between March 1995 and June 1998, Director of Marketing from January 1993 through February 1995, and Marketing Manager for Intimate Apparel from January 1989 through December 1992. She has over 20 years experience in the apparel industry.

       Martin W. Pitts has served as a Director of our Company since November 2001. Mr. Pitts retired in January 2001 from KPMG where he served as Partner since 1975. During his career at KPMG, he served a wide range of clients, including investor-owned utilities, real estate companies, wholesale distributors, apparel companies and international companies. Mr. Pitts remains current in national, state and local CPA memberships and has served as Chairman of the National Association of Accountants. He currently serves on the Board of Directors of several charitable and community entities in El Paso, Texas.

       Benito F. Bucay has served as a Director of our company since January 2002. Mr. Bucay has been the Managing Director of Grupo Industrial Bre and a Consulting Partner at Analitica Consultores, Mexico since 1994. He also serves as Chairman of the Board of Eureka, a Mexican company which manufactures building products. Eureka is a wholly owned subsidiary of Etex Group-Belgium. He is also Advisory

Director to the First National Bank, San Diego; a Member of the International Advisory Group, Westcoast Energy Inc., Canada; serves on the Board of Trustees of Instituto Nacional de la Nutricion; serves on the Board of Trustees of the Fundacion Javier Barros Sierra; serves the U.S.-Mexico Foundation for Science on the Board of Governors and as Treasurer. Prior to his position at Grupo Industrial, Mr. Bucay served as Senior Vice President of Grupo DESC until 1994.

       Eloy Vallina-Garza has served as a Director of our company since November 2001. Mr. Vallina-Garza is Vice President of Kleentex Corp. He has also served as a Director of Elamex since 1995, Silver Eagle Refinery since 1997 and Accel since 1995. Mr. Garza also has held various positions with Grupo Chihuahua and its subsidiaries since 1995. Mr. Garza attended Universidad de Monterrey in Monterrey, Mexico. Mr. Garza is the son of Mr. Vallina-Laguera who also serves on our Board of Directors.

                    CERTAIN TRANSACTIONS AND RELATED PARTIES

       Our Audit Committee of our Board of Directors is responsible for reviewing all transactions between us and any of our officers or Directors or any entity in which an officer or Director has a material interest. Any such transactions must be on terms no less favorable than those that could be obtained on an arms-length basis from independent third parties.

       One of our subsidiaries contracts distribution and freight services in the ordinary course of business from Accel, S.A. de C.V. Fees for these services, including taxes, amounted to approximately $222,000 for fiscal year 2001 and $135,000 for fiscal year 2000. Messrs. Vallina-Laguera and Vallina-Garza, who currently serve as Directors of our company, and Mr. Jesus Alvarez-Morodo, who resigned from our Board of Directors in August 2001, are affiliates of Accel.


       Accel is a publicly traded Mexican holding company which has subsidiaries engaged in warehousing, distribution and manufacturing. In 1989, Accel was a financial sponsor of Messrs. Compton and Kagan in connection with their acquisition of our company. As of May 6, 2002, Accel beneficially owned approximately 20.5% of our common stock. See "Management" and "Principal and Selling Shareholders."

                       PRINCIPAL AND SELLING SHAREHOLDERS

       The following table sets forth certain information with respect to the beneficial ownership of our common stock on May 6, 2002, by (i) each person who is known by us to beneficially own more than five percent of our common stock,
(ii) each of our Named Executive Officers (as defined under the federal securities laws), (iii) each selling shareholder and (iv) all our executive officers and directors as a group, both before and after giving effect to the sale of our common stock in this offering.

                                             BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                                BEFORE OFFERING                             AFTER OFFERING
                                             ---------------------   SHARES BEING SOLD   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)        NUMBER     PERCENT    IN THIS OFFERING      NUMBER     PERCENT
---------------------------------------      ----------   --------   -----------------   ----------   --------
Accel, S.A. de C.V.(2)
Virginia Fabregas No. 80,
Col. San Rafael, 06470 Mexico, D.F. .......  1,600,450      20.5%         318,900        1,281,550      11.8%
William W. Compton(3)......................  1,188,500      14.7%         237,700          950,800       8.5%
Michael Kagan(4)...........................    743,400       9.3%         643,400          100,000         *
Christopher B. Munday(5)...................     45,500         *               --           45,500         *
N. Larry McPherson(6)......................     51,000         *               --           51,000         *
Richard J. Domino(7).......................    103,734       1.3%              --          103,734         *
Leslie J. Gillock(8).......................     30,350         *               --           30,350         *
Martin W. Pitts(9).........................      1,000         *               --            1,000         *
Charles J. Smith(8)........................     30,000         *               --           30,000         *
Eloy Vallina-Garza(2)(9)...................  1,602,450      20.8%              --        1,283,550      11.8%
Eloy S. Vallina-Laguera(2)(8)..............  1,630,450      21.1%              --        1,311,550      12.1%
Gregory L. Williams(10)....................     71,280         *               --           71,280         *
Benito F. Bucay............................         --         *               --               --         *
Lord, Abbett & Co.(11)
767 Fifth Avenue
New York, NY 10153.........................    814,296      10.4%              --          814,296       7.5%
Goldman Sachs Group, Inc.(12)
85 Broad Street
New York, NY 10004.........................    567,839       7.3%              --          567,839       5.2%
T. Rowe Price Associates, Inc.(13)
100 E. Pratt Street
Baltimore, Maryland 21202..................    536,400       6.9%              --          536,400       5.0%
Peter E. Salas(14)
Dolphin Offshore Partners, L.P.
129 E. 17th Street
New York, NY 10003.........................    426,000       5.5%              --          426,000       3.9%
All directors and officers as a group (12
  persons)(15).............................  3,758,549      45.1%              --        2,877,449      24.9%

---------------

  *  Less than 1%

 (1) Except as indicated in the footnotes set forth below, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. The numbers of shares shown include shares that are not currently outstanding but which certain shareholders are entitled to acquire or will be entitled to acquire within 60 days, upon the exercise of stock options. Such shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by the particular shareholder and by the group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the table, the business address of all persons named in the table is 4902 W. Waters Avenue, Tampa, Florida 33634-1302.

 (2) Based on a Schedule 13G filed with the Commission on February 17, 1998. Includes 1,600,450 shares held by Accel. Mr. Vallina-Laguera owns directly 130,862,957 shares, or 39.2%, of the outstanding common stock of Accel. In addition, he controls companies that hold 46,414,851 shares, or 13.9%, of the outstanding common stock of Accel. Mr. Vallina-Garza is a Director of Accel. The business address of Mr. Vallina-Laguera is Av. Zarco No. 2401., Col. Zarco, Chihuahua, Chih., Mexico, and the business address of Mr. Vallina-Garza is 4171 N. Mesa, Bldg D, El Paso, Texas 79902.


 (3) Includes 700,790 shares of common stock held by the Families Forever Partnership, 186,000 shares of common stock held by the Compton Family Limited Partnership, 7,291 shares of common stock held by the 1996 Compton Family Children's Irrevocable Trust, 10,989 shares of common stock held by the 1996 Compton Family Grandchildren's Irrevocable Trust and 2,430 shares of common stock held by a family member of Mr. Compton. Includes 271,000 shares of common stock issuable upon the exercise of vested stock options.


 (4) Includes 562,500 shares of common stock held by the Kagan Family Limited Partnership. Includes 180,900 shares of common stock issuable upon the exercise of vested stock options.

 (5) Includes 42,000 shares of common stock issuable upon the exercise of vested stock options. Does not include 80,000 shares of common stock issuable upon the exercise of nonvested stock options.

 (6) Represents shares of common stock issuable upon the exercise of vested options.

 (7) Includes 100,634 shares of common stock issuable upon the exercise of vested stock options. Does not include 6,666 shares of common stock issuable upon the exercise of nonvested stock options. Includes 1,100 shares held as custodian for the benefit of his minor children.

 (8) Includes 30,000 shares of common stock issuable upon the exercise of vested stock options.

 (9) Does not include 10,000 shares of common stock issuable upon the exercise of nonvested stock options.

(10) Includes 53,000 shares of common stock issuable upon the exercise of vested stock options. Includes 18,280 shares held as trustee.

(11) Based on a Schedule 13F filed with the Commission as of March 31, 2002. Lord, Abbett & Co. reports sole voting power over 814,296 shares of common stock and sole dispositive power over 814,296 shares of common stock.

(12) Based on a Schedule 13G filed with the Commission on February 14, 2002. Goldman Sachs Group, Inc. reports sole voting authority over 498,078 shares and sole dispositive power over 567,839.

(13) Based on a Schedule 13G filed with the Commission on February 12, 2002. T. Rowe Price Associates, Inc. reports sole voting authority over 92,500 shares and sole dispositive power over 536,400 shares. T. Rowe Price Small-Cap Value Fund, Inc. reports sole voting authority over 432,500 shares.

(14) Based on a Schedule 13D filed with the Commission on May 3, 2000. Mr. Salas, as General Partner of Dolphin Offshore Partners, L.P., has sole voting and dispositive power over 426,000 shares of common stock.

(15) Includes 718,869 shares of common stock issuable upon the exercise of vested stock options.

                          DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock is only a summary and is subject to the provisions of our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and provisions of applicable law.

       Our amended and restated articles of incorporation authorize our board to issue 50,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $100 per share, in one or more classes or series and, within certain limitations, to determine the voting rights, preferences as to dividends and in liquidation, and conversion and other rights of such series.

COMMON STOCK

       The holders of common stock are entitled to one vote for each share held of record on all matters submitted to be voted upon. Shareholders are not entitled to cumulate votes for the election of directors. Common shareholders are entitled to share ratably in any dividends that may be declared by the Board of Directors out of funds legally available therefor. Holders of common stock do not have preemptive, redemption, conversion or other rights and, upon the liquidation, dissolution or winding up of our company, are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference, if any, which may be granted to the holders of preferred stock. All outstanding shares before this offering are, and the shares to be issued in this offering will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future. As of May 6, 2002, 7,811,765 shares of common stock were outstanding.

PREFERRED STOCK

       Our amended and restated articles of incorporation authorize our board to issue, without further action by the holders of our common stock, up to 10,000,000 shares of preferred stock in one or more series and to fix any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as are provided in resolutions adopted by the board. The issuance of preferred stock could have an adverse effect on the rights of holders of common stock. For example, any preferred stock may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any preferred stock may have class or series voting rights. As of May 6, 2002, no shares of preferred stock were outstanding.

CLASSIFIED BOARD OF DIRECTORS

       Our amended and restated articles of incorporation provide that our board of directors shall consist of eight members. Our board is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. As a result, approximately one-third of the directors are elected at each annual meeting of shareholders. In addition, pursuant to our amended and restated articles of incorporation, Accel currently has the right to nominate two persons to stand for election to our board, and separate family limited partnerships controlled by Messrs. Compton and Kagan, respectively, each currently has the right to nominate one person to stand for election to our board. After completion of this offering, Accel and the family limited partnership controlled by Mr. Compton will have the right to nominate one person to stand for election to our board, and the family limited partnership controlled by Mr. Kagan will no longer have nomination rights. Further, Accel, Messrs. Compton and Kagan and their family limited partnerships have entered into a shareholders' agreement that provides that each of the parties will vote the shares of our common stock each owns or controls to elect the nominees of the other parties to our board of directors.

ANTI-TAKEOVER PROVISIONS AND FLORIDA LAW

       We are subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. We have not elected to opt out of these provisions. The Florida Business Corporation Act, or the "Florida Act" contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power; (ii) one-third or more but less than a majority of such voting power; and (iii) a majority or more of such voting power. This statutory voting restriction is not applicable in certain circumstances set forth in the Florida Act.

       The Florida Act also contains an "affiliated transaction" provision that prohibits us from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of our outstanding voting shares for at least five years, or
(iii) the transaction is approved by the holders of two-thirds of our voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates thereof, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of our outstanding voting shares.

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

       On November 13, 1998, we entered into a Shareholder Protection Rights Agreement pursuant to which we agreed to distribute one right for each outstanding share of our common stock to shareholders of record at the close of business on December 1, 1998 and for each share of common stock we issue thereafter and prior to the separation time (as described below). Each right entitles the registered holder to purchase from us one one-thousandth (1/1,000th) of a share of our Series A Junior Participating Preferred Stock, at a purchase price of $100.00, subject to adjustment. The complete terms of the rights are set forth in the Shareholder Protection Rights Agreement between us and Firstar Bank Milwaukee, N.A. as Rights Agent, dated November 13, 1998, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part.

       Initially, the rights will be transferable only with the shares of our common stock with respect to which they were distributed. The rights will separate from our common stock and the Separation Time will occur upon the earlier of (i) ten business days following public announcement by us that a person or group of affiliated or associated persons (an "acquiring person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of our common stock, or
(ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then-outstanding shares of our common stock. At the time we entered into the Rights Agreement the following persons, including their respective affiliates and associates owned more than 15% of our then-outstanding common stock: (i) William W. Compton and the Compton Family Limited Partnership, a Nevada limited partnership; (ii) Michael Kagan and the Kagan Family Limited Partnership, a Nevada limited partnership; and (iii) Accel, S.A. de C.V., a Mexican corporation. For purposes of the Rights Agreement, these persons will not be deemed acquiring persons.

       Generally, if a person or entity becomes the beneficial owner of 15% or more of the then-outstanding shares of our common stock, each holder of a right may, after the end of a 10-day redemption period, exercise the right by purchasing our common stock having a value equal to two times the purchase price of the right. In addition, we, upon the action of our board of directors, may, after a person has become an acquiring person and prior to the time that an acquiring person becomes the beneficial owner of more than 50% of our common stock, elect to exchange all outstanding rights for shares of our common stock at an exchange ratio of one share of common stock per right.

       If at any time following the date a person or entity becomes the beneficial owner of 15% or more of the then-outstanding shares of our common stock, (i) we are acquired in a merger or other business combination transaction in which it is not the surviving corporation, or (ii) a majority of our assets or earning power is sold or transferred, each holder of a right shall have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.

       The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors unless the offer is conditioned on a substantial number of rights being acquired. However, the rights should not interfere with any merger, statutory share exchange or other business combination approved by a majority of our board of directors since the rights may be redeemed by us for $.01 per right upon resolution of our board of directors at any time on or prior to the close of business ten business days after announcement by us that a person has become an acquiring person. This summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

TRANSFER AGENT AND REGISTRAR


       The transfer agent and registrar for our common stock is U.S. Bank, N.A., Minneapolis, Minnesota.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

       The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

       - an individual who is a citizen or resident of the United States;

       - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

       - an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

       - a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

       An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

       This discussion does not consider:

       - U.S. state and local or non-U.S. tax consequences;

       - specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

       - the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

       - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

       - special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

       The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

       We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

       Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

       A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

       - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

       - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

       - look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

       A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

       A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

       A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

       - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

       - the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

       - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

       Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. Our common stock is currently listed on Nasdaq. Although not free from doubt, our common stock should be considered to be regularly traded on an established securities market for any calendar quarter during which it is regularly quoted on Nasdaq by brokers or dealers that hold themselves out to buy or sell our common stock at the quoted price. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

FEDERAL ESTATE TAX

       Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

       Dividends paid to you may be subject to information reporting and U.S. backup withholding tax at a current rate of 30%, which rate will be periodically reduced to 28% for payments made in 2006. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

       The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax at a current rate of 30%, which rate will be periodically reduced to 28% for payments made in 2006. If you sell your common stock outside the U.S. through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the U.S., then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell your common stock though a non-U.S. office of a broker that:

       - is a U.S. person;

       - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the U.S.;

       - is a "controlled foreign corporation" for U.S. tax purposes; or

       - is a foreign partnership, if at any time during its tax year:

              - one or more of its partners are U.S. persons who in the
                aggregate hold more than 50% of the income or capital interests in the partnership; or

              - the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

       If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

       You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                  UNDERWRITING

       We and the selling shareholders intend to offer the shares through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Dain Rauscher Inc. and Wells Fargo Securities, LLC. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                 NUMBER
UNDERWRITER                                                    OF SHARES
-----------                                                    ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
RBC Dain Rauscher Inc. .....................................
Wells Fargo Securities, LLC. ...............................
                                                               ----------
             Total..........................................    4,200,000
                                                               ==========

       The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

       We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

       The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

       The representatives have advised us and the selling shareholders that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price
less a concession not in excess of $     per share. The underwriters may allow,
and the dealers may reallow, a discount not in excess of $     per share to
other dealers. After the public offering, the public offering price, concession and discount may be changed.

       The following table shows the public offering price, underwriting discount and proceeds before expenses to Tropical Sportswear and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                             PER SHARE   WITHOUT OPTION   WITH OPTION
                                             ---------   --------------   -----------
Public offering price......................      $             $               $
Underwriting discount......................      $             $               $
Proceeds, before expenses, to Tropical
  Sportswear Int'l Corporation.............      $             $               $
Proceeds, before expenses, to the selling
  shareholders.............................      $             $               $


       The expenses of the offering, not including the underwriting discount, are estimated at $600,000 and are payable by us.

OVERALLOTMENT OPTION

       The selling shareholders have granted options to the underwriters to purchase up to 630,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

       We, the selling shareholders, our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

       - offer, pledge, sell or contract to sell any common stock,

       - sell any option or contract to purchase any common stock,

       - purchase any option or contract to sell any common stock,

       - grant any option, right or warrant for the sale of any common stock,

       - lend or otherwise dispose of or transfer any common stock,

       - request or demand that we file a registration statement related to the common stock, or

       - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

       This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

QUOTATION ON THE NASDAQ NATIONAL MARKET

       The shares are quoted on the Nasdaq National Market under the symbol "TSIC."

PRICE STABILIZATION AND SHORT POSITIONS

       Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

       If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all of part of the overallotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher that in might be in the absence of such purchases.

       Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representatives makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

UK SELLING RESTRICTIONS

       Each underwriter represents, warrants and agrees that:

       - it has not offered or sold and, prior to the expiry of six months from the issue date of the shares, will not offer or sell any shares of common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

       - it has only communicated or caused to be communicated and will only communicate or cause to communicate any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

       - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.


NO PUBLIC OFFERING OUTSIDE THE UNITED STATES



       No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to our company, the selling shareholders or shares of our common stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.



       Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.


INTERNET DISTRIBUTION

       Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

PASSIVE MARKET MAKING

       In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

       Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commission for these transactions.

                                 LEGAL MATTERS

       Alston & Bird LLP will pass upon certain other legal matters on our behalf. Rogers, Towers, Bailey, Jones & Gray, special Florida counsel, will pass upon the validity of the common stock being offered and certain other legal matters on our behalf. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, will pass upon certain legal matters in connection with this offering on behalf of the underwriters. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of Rogers, Towers, Bailey, Jones & Gay as to matters of Florida law.

                                    EXPERTS

       Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at September 30, 2000 and September 29, 2001, and for each of the three years in the period ended September 29, 2001, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

       We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be obtained:

       - At the public reference room of the Commission, Room 1024 -- Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

       - From the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

       - At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

       - From the internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Commission.

       Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference room, call the Commission at 1-800-SEC-0330.

       We filed with the Securities and Exchange Commission a registration statement on Form S-3 (which contains this prospectus) under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us, and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


       The Securities and Exchange Commission allows us to "incorporate by reference" the information that we file with them in other documents, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below and all future documents filed with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the termination of the offering to which this prospectus relates:


       - Our Annual Report on Form 10-K for the year ended September 29, 2001;
         and

       - Our Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2001 and our Quarterly Report on Form 10-Q, as amended, for the quarterly period ended March 30, 2002.

       On written or oral request, we will provide at no cost to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. We will not provide exhibits to any of the documents listed above, however, unless those exhibits are specifically incorporated by reference into those documents. You should direct your request to the Secretary of Tropical Sportswear Int'l Corporation, 4902 W. Waters Avenue, Tampa, Florida 33634-1302, telephone number (813) 249-4900.

       You should rely only on the information that we incorporate by reference or provide in this prospectus or any supplement. You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or the information incorporated by reference into this prospectus is accurate as of any date other than the date of this prospectus or the document from which such information is incorporated.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..........    F-2
Audited Consolidated Financial Statements
Consolidated Balance Sheets as of September 30, 2000 and
  September 29, 2001........................................    F-3
Consolidated Statements of Income for the fiscal years ended
  October 2, 1999, September 30, 2000 and September 29,
  2001......................................................    F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended October 2, 1999, September 30, 2000 and
  September 29, 2001........................................    F-5
Consolidated Statements of Cash Flows for the Years Ended
  October 2, 1999, September 30, 2000 and September 29,
  2001......................................................    F-6
Notes to Consolidated Financial Statements..................    F-7
Condensed Consolidated Balance Sheets as of September 29,
  2001 and March 30, 2002 (Unaudited).......................   F-26
Condensed Consolidated Statements of Income (Unaudited) for
  the six months ended March 31, 2001 and March 30, 2002....   F-27
Condensed Consolidated Statements of Cash Flows (Unaudited)
  for the six months ended March 31, 2001 and March 30,
  2002......................................................   F-28
Notes to Condensed Consolidated Financial Statements........   F-29

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Tropical Sportswear Int'l Corporation

       We have audited the accompanying consolidated balance sheets of Tropical Sportswear Int'l Corporation as of September 29, 2001 and September 30, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tropical Sportswear Int'l Corporation at September 29, 2001 and September 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.

       As noted in Note 1 to the financial statements, during fiscal 2001, the Company adopted certain provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations."

                                          /s/ Ernst & Young LLP

Tampa, Florida
November 13, 2001

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   SEPTEMBER 29,
                                                                  2000            2001
                                                              -------------   -------------
                                                                     (IN THOUSANDS)
                                          ASSETS
Current assets:
  Cash......................................................    $  1,767        $  1,714
  Accounts receivable, net..................................      93,292          86,908
  Inventories, net..........................................      66,754          73,083
  Deferred income taxes.....................................      10,614          15,040
  Prepaid expenses and other................................       4,521          10,829
  Assets held for sale......................................       2,016           7,846
                                                                --------        --------
          Total current assets..............................     178,964         195,420
Property and equipment......................................      68,649          76,305
Less accumulated depreciation and amortization..............     (21,761)        (28,864)
                                                                --------        --------
                                                                  46,888          47,441
Other assets................................................      16,390          16,914
Trademarks, net.............................................      13,854          12,866
Excess of cost over fair value of net assets of acquired
  subsidiary, net...........................................      38,432          36,589
                                                                --------        --------
          Total assets......................................    $294,528        $309,230
                                                                ========        ========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 44,522        $ 35,417
  Accrued expenses and other................................      20,824          26,556
  Current portion of long-term debt.........................         883           1,128
  Current portion of obligations under capital leases.......       1,108           1,414
                                                                --------        --------
          Total current liabilities.........................      67,337          64,515
Long-term debt..............................................     140,343         145,962
Obligations under capital leases............................       3,207           2,810
Deferred income taxes.......................................       4,925           6,402
Other.......................................................       2,882           3,274
                                                                --------        --------
Total liabilities...........................................     218,694         222,963
Commitments and contingencies
Shareholders' equity:
  Preferred stock, $100 par value; 10,000,000 shares
     authorized; no shares issued and outstanding...........          --              --
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 7,637,727 and 7,697,332 shares issued and
     outstanding in 2000 and 2001, respectively.............          76              77
  Additional paid in capital................................      17,830          18,851
  Retained earnings.........................................      59,284          70,514
  Accumulated other comprehensive loss......................      (1,356)         (3,175)
                                                                --------        --------
          Total shareholders' equity........................      75,834          86,267
                                                                --------        --------
          Total liabilities and shareholders' equity........    $294,528        $309,230
                                                                ========        ========

                            See accompanying notes.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                       FISCAL YEAR ENDED
                                                           ------------------------------------------
                                                           OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                              1999          2000            2001
                                                           ----------   -------------   -------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................................   $420,691      $472,985        $436,436
Cost of goods sold.......................................    302,769       335,463         311,880
                                                            --------      --------        --------
Gross profit.............................................    117,922       137,522         124,556
Selling, general and administrative expenses.............     80,511        88,719          88,509
Other charges............................................      3,999         1,006           2,774
                                                            --------      --------        --------
Operating income.........................................     33,412        47,797          33,273
Other expenses:
  Interest...............................................     18,586        17,351          15,261
  Other, net.............................................        973         1,251             989
                                                            --------      --------        --------
                                                              19,559        18,602          16,250
                                                            --------      --------        --------
Income before income taxes and extraordinary item........     13,853        29,195          17,023
Provision for income taxes...............................      5,602        11,692           6,593
                                                            --------      --------        --------
Income before extraordinary item.........................      8,251        17,503          10,430
Extraordinary item -- gain on negative goodwill..........         --            --             800
                                                            --------      --------        --------
Net income...............................................   $  8,251      $ 17,503        $ 11,230
                                                            ========      ========        ========
Basic net income per share:
  Income before extraordinary item.......................   $   1.08      $   2.29        $   1.36
  Extraordinary item.....................................         --            --            0.11
                                                            --------      --------        --------
  Net income per share...................................   $   1.08      $   2.29        $   1.47
                                                            ========      ========        ========
Diluted net income per share:
  Income before extraordinary item.......................   $   1.05      $   2.27        $   1.34
  Extraordinary item.....................................         --            --            0.11
                                                            --------      --------        --------
  Net income per share...................................   $   1.05      $   2.27        $   1.45
                                                            ========      ========        ========

                            See accompanying notes.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            ACCUMULATED
                               PREFERRED STOCK    COMMON STOCK     ADDITIONAL                  OTHER
                               ---------------   ---------------    PAID IN     RETAINED   COMPREHENSIVE
                               SHARES   AMOUNT   SHARES   AMOUNT    CAPITAL     EARNINGS      INCOME        TOTAL
                               ------   ------   ------   ------   ----------   --------   -------------   -------
                                                                 (IN THOUSANDS)
Balance at October 3, 1998...     --     $ --    7,600     $76      $17,270     $33,530       $    88      $50,964
  Net income.................     --       --       --      --           --       8,251            --        8,251
  Foreign currency
    translations
    adjustment...............     --       --       --      --           --          --           343          343
                                                                                                           -------
  Total comprehensive
    income...................     --       --       --      --           --          --            --        8,594
  Stock option exercises.....     --       --       19      --          265          --            --          265
                                ----     ----    -----     ---      -------     -------       -------      -------
Balance at October 2, 1999...     --       --    7,619      76       17,535      41,781           431       59,823
  Net income.................     --       --       --      --           --      17,503            --       17,503
  Foreign currency
    translation adjustment...     --       --       --      --           --          --        (1,787)      (1,787)
                                                                                                           -------
  Total comprehensive
    income...................     --       --       --      --           --          --            --       15,716
  Stock option exercises.....     --       --       19      --          295          --            --          295
                                ----     ----    -----     ---      -------     -------       -------      -------
Balance at September 30,
  2000.......................     --       --    7,638      76       17,830      59,284        (1,356)      75,834
  Net income.................     --       --       --      --           --      11,230            --       11,230
  Foreign currency
    translation adjustment
    and other................     --       --       --      --           --          --        (1,819)      (1,819)
                                                                                                           -------
  Total comprehensive
    income...................     --       --       --      --           --          --            --        9,411
  Stock option exercises.....     --       --       59       1        1,021          --            --        1,022
                                ----     ----    -----     ---      -------     -------       -------      -------
Balance at September 29,
  2001.......................     --     $ --    7,697     $77      $18,851     $70,514       $(3,175)     $86,267
                                ====     ====    =====     ===      =======     =======       =======      =======

                            See accompanying notes.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       FISCAL YEAR ENDED
                                                           ------------------------------------------
                                                           OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                              1999          2000            2001
                                                           ----------   -------------   -------------
OPERATING ACTIVITIES
Net income...............................................   $  8,251      $ 17,503        $ 11,230
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Loss (gain) on disposal of property and equipment......         88            19            (142)
  Termination of system implementation...................      3,999            --              --
  Depreciation and amortization..........................      9,500         8,858          10,149
  Provision for allowances and doubtful accounts.........      1,286            73           1,583
  Provision for excess and obsolete inventory............     (3,335)         (342)           (371)
  Deferred income taxes..................................      6,350         2,325           2,417
  Extraordinary item-gain on negative goodwill...........         --            --            (800)
Changes in operating assets and liabilities:
  (Increase) decrease in assets:
     Accounts receivable.................................     (5,156)      (16,994)          9,767
     Inventories.........................................     15,553         5,769             424
     Prepaid expenses and other assets...................     (1,103)        8,530          (1,450)
  Increase (decrease) in liabilities:
     Accounts payable....................................     (5,529)       12,600          (9,245)
     Accrued expenses and other..........................    (11,744)         (116)         (4,092)
                                                            --------      --------        --------
Net cash provided by operating activities................     18,160        38,225          19,470
INVESTING ACTIVITIES
Capital expenditures.....................................    (15,094)      (11,366)         (7,882)
Acquisition of subsidiary, net of cash acquired..........       (477)           --         (12,440)
Proceeds from sale of property and equipment.............        448           153             740
Other....................................................        323            --              --
                                                            --------      --------        --------
Net cash used in investing activities....................    (14,800)      (11,213)        (19,582)
FINANCING ACTIVITIES
Proceeds of long-term debt...............................     10,854         5,014             236
Proceeds from exercise of stock options..................        265           295           1,022
Principal payments of long-term debt.....................    (10,295)       (1,335)         (5,470)
Principal payments of capital leases.....................     (2,527)       (1,558)         (1,352)
Net (repayment of) proceeds from long-term revolving
  credit line borrowings.................................     (2,490)      (27,821)          6,445
                                                            --------      --------        --------
Net cash (used in) provided by financing activities......     (4,193)      (25,405)            881
Change in currency translation and other.................        343        (1,447)           (822)
                                                            --------      --------        --------
Net (decrease) increase in cash..........................       (490)          160             (53)
Cash at beginning of year................................      2,097         1,607           1,767
                                                            --------      --------        --------
Cash at end of year......................................   $  1,607      $  1,767        $  1,714
                                                            ========      ========        ========

                            See accompanying notes.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (TABLES IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of Tropical Sportswear Int'l Corporation and its wholly-owned subsidiaries, Savane International Corp. (Savane) and its subsidiaries, Tropical Sportswear Company, Inc., Duck Head Apparel Company LLC and its subsidiaries, Delta Merchandising, Inc. and Apparel Network Corporation (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

  NATURE OF OPERATIONS

       The Company's principal line of business is the marketing, design, manufacture and distribution of sportswear, primarily men's and women's casual pants and shorts. The principal markets for the Company include major retailers within the United States, United Kingdom, Ireland, Germany, Mexico, Australia, and New Zealand. The Company subcontracts a substantial portion of the assembly of its products with independent manufacturers in the Dominican Republic and Mexico and, at any point in time, a majority of the Company's work-in-process inventory is located in those countries.

  ACCOUNTING PERIOD

       The Company operates on a 52/53-week annual accounting period ending on the Saturday nearest September 30th. The years ended October 2, 1999, September 30, 2000, and September 29, 2001 and each contain 52 weeks.

  NET INCOME PER SHARE

       Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding.

       Basic and diluted net income per share are computed as follows:

                                                       FISCAL YEAR ENDED
                                           ------------------------------------------
                                           OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                              1999          2000            2001
                                           ----------   -------------   -------------
Numerator for basic and diluted net
  income per share:
  Net income.............................  $    8,251    $   17,503      $   11,230
Denominator for basic net income per
  share:
  Weighted average shares of common stock
     outstanding.........................   7,614,282     7,627,141       7,656,642
  Effect of dilutive stock options using
     the treasury stock method...........     223,535        97,599         113,948
                                           ----------    ----------      ----------
Denominator for diluted net income per
  share..................................  $7,837,817    $7,724,740      $7,770,590
                                           ==========    ==========      ==========
Net income per share:
  Basic..................................  $     1.08    $     2.29      $     1.47
                                           ==========    ==========      ==========
  Diluted................................  $     1.05    $     2.27      $     1.45
                                           ==========    ==========      ==========

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       At October 2, 1999, September 30, 2000 and September 29, 2001, and there were 585,000, 1.3 million and 1.4 million stock options, respectively, excluded from the computation of diluted earnings per share because the effect of their inclusion in the calculation would have been anti-dilutive.

  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

       Fiscal 1999 other comprehensive income was $343,000 (net of income tax expense of $233,000). Fiscal 2000 other comprehensive loss was $1.8 million (net of income tax benefit of $1.1 million). For Fiscal 1999 and 2000, other comprehensive loss or income was composed exclusively of foreign currency translations. Other comprehensive loss for Fiscal 2001, composed of foreign currency translations of $1.1 million and the fair value of a cash flow hedge of $720,000, totaled $1.8 million, (net of income tax benefit of $1.1 million). Total comprehensive income amounted to $8.6 million, $15.7 million, and $9.4 million for Fiscal 1999, 2000 and 2001, respectively.

  REVENUE RECOGNITION

       Based on its terms of F.O.B. shipping point, the Company records sales upon the shipment of finished products to the customer.

  FOREIGN CURRENCIES

       Foreign entities whose functional currency is the local currency translate net assets at year-end rates and income and expense accounts at average exchange rates. Adjustments resulting from these translations are reflected in the Shareholders' equity section as a component of other comprehensive income (loss).

  ADVERTISING AND PROMOTION COSTS

       Advertising and promotion costs are expensed in the year incurred. Advertising and promotion expense was $12.3 million, $15.7 million and $9.7 million in Fiscal 1999, 2000 and 2001, respectively.

  INVENTORIES

       Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company records provisions for markdowns and losses on excess and slow-moving inventory to the extent the cost of inventory exceeds estimated net realizable value.

  PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost. The Company primarily uses straight-line depreciation methods over periods that approximate the assets' estimated useful lives.

  TRADEMARKS

       Trademarks represent the fair value of the Savane(R) and Farah(R) trademarks that were acquired with the acquisition of Savane (see Note 9). The trademarks effectively have an indefinite legal life and their value has been amortized through September 29, 2001, on the straight-line basis over a period of 30 years. Accumulated amortization totaled $646,000, $1,146,000 and $1,645,000 and at October 2, 1999, September 30, 2000 and September 29, 2001, respectively. Effective September 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets (Statement No. 142), and will no longer amortize the remaining value of its trademarks, but will test them for impairment on a periodic basis. In connection with the Company's acquisition of Duck Head Apparel Company, Inc. (Duck Head), the fair value of the Duck Head trademarks was estimated at

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES approximately $13.3 million. The fair value assigned to the Duck Head trademark in the preliminary allocation of the purchase price was reduced to zero as a result of non long-lived assets exceeding the price the Company paid for Duck Head (See Note 8).

  EXCESS OF COST OVER FAIR VALUE OF NET ASSETS OF ACQUIRED SUBSIDIARY

       The excess of cost over fair value of net assets of acquired subsidiary is primarily related to the acquisition of Savane (see Note 9) and has been amortized through September 29, 2001, on the straight-line basis over a period of 30 years. Accumulated amortization totaled $1,660,000, $3,045,000 and $4,318,000 at October 2, 1999, September 30, 2000 and September 29, 2001,
respectively. Effective September 30, 2001, the Company adopted Statement No. 142, and will no longer amortize the remaining goodwill from the acquisition of Savane, but will test for impairment on a periodic basis. In connection with the Company's acquisition of Duck Head, the preliminary fair value of Duck Head's non long-lived assets exceeded the price the Company paid, which in accordance with SFAS No. 142, resulted in an extraordinary gain (See Note 8 ).

  USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from the estimates.

  IMPAIRMENT OF LONG-LIVED ASSETS

       Impairment losses are recorded on goodwill and long-lived assets used in operations when impairment indicators are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. When impairment is indicated, a loss is recognized for the excess of the carrying values over the fair values.

  DERIVATIVE ACCOUNTING

       The Company adopted the provisions of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement No. 133), effective October 1, 2000. Under the terms of Statement No. 133, all derivative instruments are required to be accounted for at fair value and recorded on the consolidated balance sheet. The Company entered into an interest-rate swap agreement (the Agreement) to modify the interest characteristics of a portion of its outstanding debt. The Agreement is designated to hedge the interest payments related to a portion of the principal balance of the Company's variable rate mortgage debt. The Agreement involves the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the Agreement without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The notional amount of the Agreement is $7.0 million and the Agreement expires in May 2008. Since the Agreement qualifies for the "short-cut" method of accounting for cash flow hedges, the fair value of the Agreement and related changes in the fair value as a result of changes in market interest rates are recognized in the statement of financial position.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

  FINANCIAL INSTRUMENTS

       The Company's financial instruments include cash, accounts receivable, accounts payable, long-term debt and obligations under capital leases. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                Cash, accounts receivable and accounts payable: The carrying amounts reported in the balance sheets approximate fair value.

                Long-term debt and obligations under capital leases: The carrying amount of the Company borrowings under its variable rate long-term debt agreements approximate their fair value. The fair value of the Company's fixed rate long-term debt and obligations under capital leases is estimated using discounted cash flow analyses, based on the estimated current incremental borrowing rate for similar types of borrowing agreements.

                Interest-rate swap agreement: The carrying amount was determined using fair value estimates from third parties.

       The carrying amounts and fair value of the Company's long-term debt and obligations under capital leases and interest-rate swap agreement are as follows:

                                      SEPTEMBER 30, 2000    SEPTEMBER 29, 2001
                                      -------------------   -------------------
                                      CARRYING     FAIR     CARRYING     FAIR
                                       VALUE      VALUE      VALUE      VALUE
                                      --------   --------   --------   --------
Long-term debt and obligations under
  capital leases....................  $145,541   $135,347   $151,314   $146,206
Interest-rate swap agreement........       N/A         80       (720)      (720)

  RECLASSIFICATIONS

       Certain amounts in the Fiscal 1999 and 2000 financial statements have been reclassified to conform to the Fiscal 2001 presentation.

  RECENT ACCOUNTING PRONOUNCEMENTS

       In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations (Statement No.
141) and Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (Statement No. 142). Statement No. 141 prohibits the use of the pooling-of-interests method for business combinations completed after June 30, 2001, and requires the recognition of intangible assets separately from goodwill. Statement No. 141 is effective for any business combination that is completed after June 30, 2001. Statement No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Goodwill and other indefinite lived intangible assets would be tested for impairment, and any impairment charge resulting from the initial application of Statement No. 142 would be classified as a cumulative change in accounting principle. Statement No. 142 is effective for companies with fiscal years beginning after December 15, 2001.

       The acquisition of Duck Head in August 2001 was accounted for in accordance with Statements No. 141. The Company also adopted Statement No. 142 on September 30, 2001 and will no longer amortize its remaining goodwill and other indefinite lived intangible assets, but will test them for impairment on a periodic basis. The provisions of Statement No. 142 also require the completion of a transitional impairment test within six months of adoption, with any impairment identified treated as a cumulative effect of a change in accounting principle. The Company intends to complete this transitional impairment test during Fiscal 2002. Application of the non-amortization provisions of Statement No. 142

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES is expected to result in an increase to net income of approximately $831,000 ($0.11 per diluted share) per year.

  STATEMENT OF CASH FLOWS

       Supplemental cash flow information:

                                                             YEAR ENDED
                                             ------------------------------------------
                                             OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                1999          2000            2001
                                             ----------   -------------   -------------
Cash paid for:
  Interest.................................   $18,360        $16,988         $14,943
  Income taxes.............................     1,641         10,155           4,635

       Capital lease obligations of $767,000, $216,700, and $1,151,000, and were incurred when the Company entered into leases for new equipment in the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively. In Fiscal 1999, the Company sold $4.1 million of equipment in return for notes receivable and the termination of system implementation write-off was net of a $5.3 million settlement receivable.

2.  ACCOUNTS RECEIVABLE

       Accounts receivable consist of the following:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Receivable from factor...............................     $89,314         $79,899
Receivable from trade accounts.......................       5,976          11,130
Reserve for allowances and doubtful accounts.........      (1,998)         (4,121)
                                                          -------         -------
                                                          $93,292         $86,908
                                                          =======         =======

       The Company has two separate factoring agreements. Under the agreements, substantially all of the Company's trade receivables are assigned on an ongoing basis, without recourse, except for credit losses on the first 0.10% of amounts factored. The factoring agreements are with national companies, which, in management's opinion, are highly creditworthy. The purchase price of each receivable is the net face amount, less a factoring discount of 0.18% to 0.25%. The Company is currently on month to month agreements with both of its factors.

3.  INVENTORIES

       Inventories consist of the following:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Raw materials........................................     $ 7,599         $ 6,898
Work in process......................................      19,788          14,327
Finished goods.......................................      43,834          58,858
Reserve for excess and slow moving inventory.........      (4,467)         (7,000)
                                                          -------         -------
                                                          $66,754         $73,083
                                                          =======         =======

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

4.  PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:

                                             SEPTEMBER 30,   SEPTEMBER 29,    LIFE
                                                 2000            2001        (YEARS)
                                             -------------   -------------   -------
Land.......................................     $ 4,194         $ 7,442          --
Land improvements..........................       1,987           2,041          15
Buildings and improvements.................      14,779          15,245      3 - 50
Machinery and equipment....................      38,751          48,901      3 - 12
Leasehold improvement......................       2,438           2,484      5 - 25
Construction in progress...................       6,500             192          --
                                                -------         -------
                                                $68,649         $76,305
                                                =======         =======

       During Fiscal 1999, 2000 and 2001, the Company capitalized interest cost of $329,000, $215,000 and $107,000, respectively, for buildings and improvements, and machinery and equipment in the process of construction. Total depreciation expense was $7.6 million, $6.8 million and $8.2 million, for the years ended October 2, 1999, September 30, 2000 and September 29, 2001, respectively.

5.  DEBT

       Long-term debt consists of the following:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Revolving credit line................................    $ 25,686        $ 32,131
Real estate loan.....................................      14,690          13,968
Senior subordinated notes............................     100,000         100,000
Other................................................         850             991
                                                         --------        --------
                                                          141,226         147,090
Less current maturities..............................         883           1,128
                                                         --------        --------
                                                         $140,343        $145,962
                                                         ========        ========

       The Company maintains a revolving credit line (the Facility) which provides for borrowings of up to $110 million, subject to certain borrowing base limitations. Borrowings under the Facility bear variable rates of interest based on LIBOR plus an applicable margin (5.1% at September 29, 2001) and are secured by substantially all of the Company's domestic assets. The Facility matures in June 2003. Debt issue costs of $1.4 million were incurred in connection with the Facility and are included in other assets. These costs are being amortized to interest expense over the life of the Facility using the effective interest method. As of September 29, 2001, an additional $65.4 million was available for borrowings under the Facility.

       On May 28, 1999, the Company entered into a real estate loan (Real Estate
Loan) agreement secured by the Company's distribution center, cutting facility, and administrative offices in Tampa, Florida. The Real Estate Loan was used to refinance $9.5 million outstanding on the Company's previous real estate loan and to finance up to $6.0 million of the costs related to an expansion to the Company's Tampa distribution facility. In March 2000, the Real Estate Loan was converted to a secured term loan. Principal and interest are due monthly on the refinanced amount and the loan bears interest at the 30-day London

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

Interbank Offered Rate (LIBOR) plus an applicable margin. The principal payments are based on a 20-year amortization with all outstanding principal due on or before May 15, 2008.

       Borrowings under the Real Estate Loan bear interest at a rate of 30-day LIBOR plus an applicable margin (3.8% at September 29, 2001). Under the terms of an interest-rate swap agreement associated with the Real Estate Loan, effectively $7.0 million of borrowings under the Real Estate Loan bear interest at a fixed base rate plus an applicable margin (7.6% at September 29, 2001). As of September 29, 2001, the combined effective interest rate on the Real Estate Loan was approximately 6.4%.

       The Company has outstanding $100 million of senior subordinated notes (the Notes) that were issued through a private placement. Under the terms of the indenture underlying the Notes, the Company is paying semi-annual interest at the rate of 11% through June 2008, at which time the entire principal amount is due. The net proceeds from the Notes were used to repay a portion of the borrowings outstanding under the Bridge Facility. Debt issue costs of $4.1 million were incurred and are included in other assets. These costs are being amortized to interest expense over the life of the Notes using the effective interest method.

       The Company's debt agreements contain certain covenants, the most restrictive of which are as follows: (i) achievement of specified fixed charge coverage ratios; (ii) maintenance of debt to earnings before interest, taxes, depreciation and amortization at specified levels; (iii) limitations on annual capital expenditures; (iv) limitations on liens; and (v) prohibition of the payment of dividends. The Company is in compliance with all such covenants.

       The scheduled maturities of long-term debt are as follows:

FISCAL YEAR                                                     AMOUNT
-----------                                                    --------
2002........................................................   $  1,128
2003........................................................     33,032
2004........................................................        912
2005........................................................        924
2006........................................................        937
Thereafter..................................................    110,157

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

6.  LEASES

       The Company leases administrative facilities, production facilities, retail outlet stores, and certain equipment under non-cancelable leases. Future minimum lease payments under operating leases and the present value of future minimum capital lease payments as of September 29, 2001 are as follows:

                                                              OPERATING   CAPITAL
FISCAL YEAR                                                    LEASES     LEASES
-----------                                                   ---------   -------
2002........................................................   $ 5,087    $1,692
2003........................................................     4,458     1,452
2004........................................................     3,561     1,255
2005........................................................     2,517       314
2006........................................................     2,081        62
Thereafter..................................................     5,811        --
                                                               -------    ------
Total minimum lease payments................................   $23,515     4,775
                                                               =======
Less amount representing interest...........................                 551
                                                                          ------
Present value of minimum capital lease payments.............               4,224
Less current installments...................................               1,414
                                                                          ------
                                                                          $2,810
                                                                          ======

       The following summarizes the Company's assets under capital leases:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Machinery and equipment..............................     $8,464          $9,170
Accumulated amortization.............................      2,502           3,352

       Amortization of assets under capital leases has been included in depreciation. Total rental expense for operating leases for Fiscal 1999, 2000 and 2001 was $4.6 million, $5.0 million and $4.4 million, respectively.

7.  INCOME TAXES

       Deferred income tax assets and liabilities are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

       For financial reporting purposes, income before income taxes includes the following components:

                                                             YEAR ENDED
                                             ------------------------------------------
                                             OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                1999          2000            2001
                                             ----------   -------------   -------------
Domestic...................................   $11,196        $28,811         $15,808
Costa Rica.................................     1,507              5               7
Australia..................................       910           (626)           (321)
United Kingdom.............................      (370)           884           1,397
Other foreign..............................       610            121             132
                                              -------        -------         -------
                                              $13,853        $29,195         $17,023
                                              =======        =======         =======

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       The components of the income tax provision (benefit) are as follows:

                                                             YEAR ENDED
                                             ------------------------------------------
                                             OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                1999          2000            2001
                                             ----------   -------------   -------------
Current:
  Federal..................................   $(1,169)       $ 8,280         $3,627
  State....................................        43          1,039            409
  Australia................................       328             --             --
  Other foreign............................        50             48            141
                                              -------        -------         ------
                                                 (748)         9,367          4,177
Deferred:
  Federal..................................     5,919          2,240          2,798
  State....................................       431            310           (273)
  Australia................................        --           (225)          (109)
                                              -------        -------         ------
                                                6,350          2,325          2,416
                                              -------        -------         ------
                                              $ 5,602        $11,692         $6,593
                                              =======        =======         ======

       The reconciliation of income taxes computed at the U.S. federal statutory tax rate to the Company's income tax provision is as follows:

                                                             YEAR ENDED
                                             ------------------------------------------
                                             OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                1999          2000            2001
                                             ----------   -------------   -------------
Income tax expense at federal statutory
  rate (34% in 1999, 35% in 2000 and 35% in
  2001)....................................    $4,710        $10,218         $5,957
State taxes, net of federal tax benefit....       474            877            160
Income (losses) of foreign subsidiaries....      (170)             3              7
Amortization of goodwill...................       420            428            399
Other......................................       168            166             70
                                               ------        -------         ------
                                               $5,602        $11,692         $6,593
                                               ======        =======         ======

       Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Certain of the Company's foreign subsidiaries have undistributed accumulated earnings of approximately $20.2 million, as adjusted for U.S. tax purposes at September 29, 2001. No U.S. tax has been provided on the undistributed earnings because the Company intends to indefinitely reinvest such earnings in the foreign operations. The amount of the unrecognized deferred tax liability associated with the undistributed earnings that have not been previously taxed in the U.S. was approximately $4.4 million at September 29, 2001. If earnings are repatriated, foreign tax credits can offset a portion of the U.S. tax on such earnings. The amount of $4.4 million has been calculated net of the foreign tax credits.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       The temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of September 30, 2000 and September 29, 2001 are presented below:

                                                                YEAR ENDED
                                                       -----------------------------
                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Deferred tax assets:
  Accounts receivable................................     $   846         $ 1,553
  Inventory..........................................       2,428           4,023
  U.S. federal NOL carryforwards.....................       5,094           6,526
  U.S. state NOL carryforwards.......................          95           1,732
  Foreign NOL carryforwards..........................       2,165           1,765
  Tax credits........................................         497             298
  Accrued exit costs -- U.S..........................       5,492           5,178
  Accrued exit costs -- foreign......................       1,847           1,632
  Other accrued expenses and reserves -- U.S.........       2,357           6,110
  Other accrued expenses and reserves -- foreign.....          --             206
Deferred tax liabilities:
  Depreciation.......................................      (3,056)         (2,992)
  Trademarks.........................................      (5,147)         (5,003)
  Other items........................................      (3,405)         (3,843)
                                                          -------         -------
Net deferred tax asset...............................       9,213          17,185
Valuation allowance..................................      (2,200)         (3,840)
                                                          -------         -------
Deferred tax asset, net of valuation allowance.......     $ 7,013         $13,345
                                                          =======         =======
Classified as follows:
     Current asset...................................     $10,614         $15,040
     Noncurrent asset................................       1,324           4,707
     Noncurrent liability............................      (4,925)         (6,402)
                                                          -------         -------
                                                          $ 7,013         $13,345
                                                          =======         =======

       A valuation allowance to reduce the deferred tax assets reported is required if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For Fiscal 2000 and 2001, management determined that respective valuation allowances of $2.2 million and $3.8 million, respectively, were necessary to reduce the deferred tax assets relating to certain state net operating loss carryforwards, foreign net operating loss carryforwards, foreign tax credit carryforwards and other accruals not expected to result in a future realizable benefit.

       At September 29, 2001, the Company's United Kingdom subsidiary had a foreign operating loss of $1.4 million that carries forward indefinitely. For domestic purposes, the Company has federal net operating loss carryforwards for tax purposes of approximately $17.8, million that will expire through 2021. The net operating loss carryforwards will be subject to certain tax law provisions that limit the utilization of net operating losses that were generated in pre-acquisition years and were acquired through changes in ownership. These limitations were considered during management's evaluation of the need for a valuation allowance. The Company has AMT credit carryforwards of $298,000, which carry forward indefinitely.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

8.  ACQUISITION OF DUCK HEAD APPAREL COMPANY, INC.

       On August 9, 2001, the Company completed the acquisition of 100% of the outstanding stock of Duck Head Apparel Company, Inc. (Duck Head). The total purchase price, including cash paid for common stock acquired, cash paid for the fair value of outstanding stock options, and cash paid for fees and expenses, amounted to $17.9 million. Cash acquired totaled $5.5 million. The acquisition of Duck Head was made to expand the Company's portfolio of brands.

       The acquisition was accounted for using the purchase method of accounting and the results of operations for Duck Head have been included in the consolidated statements of income since the acquisition date. The preliminary fair value of identifiable tangible and intangible net assets acquired was $28.2 million. This resulted in an initial excess of the fair value of the net assets acquired over the purchase price of approximately $10.3 million. The Company then reduced the fair value assigned to Duck Head's long-lived assets, including trademarks and property and equipment from $9.5 million to zero. The remaining $800,000 was recorded as an extraordinary gain in the consolidated statement of income.

       Subsequent to the acquisition, the Company began performing a thorough analysis of Duck Head's operations and developed a plan to exit certain activities and terminate certain personnel. The major activities to date include, among other things, the elimination of redundant personnel and the closure of Duck Head's administrative offices and distribution center in Georgia. Personnel termination costs of approximately $3.8 million related to the termination of substantially all of Duck Head's employees were accrued in connection with the acquisition. Through the end of Fiscal 2001, approximately $2.0 million of these termination costs had been paid. The administrative offices and distribution center in Georgia and a building in Costa Rica are included in "Assets held for sale" in the consolidated balance sheet. The Company has valued these facilities held for sale at an estimated net realizable value of $6.6 million based on local market conditions, and expects to dispose of these facilities during Fiscal 2002. At September 29, 2001, the Company had remaining accrued liabilities of approximately $4.2 million related to exit costs which primarily consist of estimated lease termination costs for certain of Duck Head's retail outlet stores and other exit related costs. Additional exit activity and further analysis is currently being performed. The Company expects to complete these exit activities in the next twelve months. Subsequent changes in the estimated fair value of assets acquired or additional exit activities will be reflected as additional extraordinary gain or loss until the analysis is completed.

9.  ACQUISITION OF SAVANE INTERNATIONAL CORP.

       The Company has remaining accrued liabilities related to the acquisition of Savane International Corp. of approximately $5.2 million related to exit costs which primarily consist of estimated lease termination costs and related expenses. The activity in the exit accruals during Fiscal 2000 and 2001 were as follows:

                                                                YEAR ENDED
                                                       -----------------------------
                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Beginning balance....................................     $6,030          $5,592
Reductions/payments..................................       (438)           (442)
                                                          ------          ------
Ending balance.......................................     $5,592          $5,150
                                                          ======          ======

       The exit reserve consists of lease termination costs related to the Company's plan to consolidate its Savane operations in El Paso, Texas. Construction for a new divisional headquarters and cutting facility is in progress, to be followed by construction of a new distribution center.

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       A manufacturing facility in Costa Rica is included in "Assets held for sale" in the consolidated balance sheet. The Company has valued this facility held for sale at an estimated net realizable value of $1.2 million based on local market conditions, and expects to dispose of this facility during Fiscal 2002.

10.  COMMITMENTS AND CONTINGENCIES

       As of September 29, 2001, the Company had approximately $6.4 million of outstanding trade letters of credit with various expiration dates through February 2002.

       The Company is involved in litigation regarding with the former Chief Executive Officer of Duck Head regarding the terms of his employment agreement with the Company. The litigation is in the early stages and the Company intends to vigorously defend this claim. The Company does not believe that the outcome of this claim will have a materially adverse affect on its business, financial positions or results of operation. The Company is not involved in any other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, financial position or results of operations.

11.  EMPLOYEE BENEFIT PLANS

  DEFINED CONTRIBUTION PLANS

       The Company has a 401(k) profit sharing plan under which all domestic employees are eligible to participate. Employee contributions are voluntary and subject to Internal Revenue Service limitations. The Company matches, based on annually determined factors, employee contributions provided the employee completes certain levels of service annually and is employed as of December 31 of each plan year. For Fiscal 1999, 2000 and 2001, the Company recorded expenses of $585,000, $533,000 and $584,000, respectively, related to the plan.

       Certain non-U.S. employees participate in defined contribution plans with varying vesting and contribution provisions. For Fiscal 1999, 2000 and 2001, the Company recorded expenses of $304,000, $309,000 and $263,000, respectively, related to these plans.

  DEFINED BENEFIT PLAN

       Under the defined benefit plan, which covers certain Savane cutting and distribution center associates, the basic monthly pension payable to a participant upon normal retirement equals the product of the participant's monthly benefit rate times the number of years of credited service. Assets of the defined benefit plan are invested primarily in U.S. government obligations, corporate bonds, and equity securities.

       The Company's policy is to fund accrued pension cost when such costs are deductible for tax purposes. Net periodic pension cost for the years ended September 30, 2000 and September 29, 2001, included the following components:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Service cost-benefits earned during the period.......      $  28           $  33
Interest cost on projected benefit obligation........        571             576
Estimated return on plan assets......................       (763)           (731)
Net amortization and deferral........................        112             155
                                                           -----           -----
Net periodic pension cost (credit)...................      $ (52)          $  33
                                                           =====           =====

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       The following table sets forth the funded status of the defined benefit plan:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Actuarial present value of benefit obligation:
  Accumulated benefit obligation.....................     $8,027          $8,201
Projected benefit obligation.........................      8,027           8,201
Plan assets at market value..........................      8,037           7,580
                                                          ------          ------
Funded status........................................         10            (621)
Unrecognized transition liability being recognized
  over average future service of plan participants...        141              74
Unrecognized net loss from past experience different
  from that assumed and effects of changes in
  assumptions........................................      1,907           2,572
                                                          ------          ------
Prepaid expense......................................     $2,058          $2,025
                                                          ======          ======

       The following table provides a reconciliation of beginning and ending balances of the benefit obligation of the defined benefit plan:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Change in benefit obligation:
  Projected benefit obligation, beginning of year....     $7,938          $8,027
  Service cost.......................................         28              33
  Interest cost......................................        571             577
  Benefits paid......................................       (704)           (732)
  Actuarial (gain) loss..............................        194             296
                                                          ------          ------
  Projected benefit obligation, end of year..........     $8,027          $8,201
                                                          ======          ======

       The following table provides a reconciliation of the beginning and ending balances of the fair value of plan assets of the defined benefit plan:

                                                       SEPTEMBER 30,   SEPTEMBER 29,
                                                           2000            2001
                                                       -------------   -------------
Change in plan assets:
  Plan assets at fair value, beginning of year.......     $8,362          $8,037
  Actual return on plan assets.......................        379             275
  Benefits paid......................................       (704)           (732)
                                                          ------          ------
  Plan assets at fair value, end of year.............     $8,037          $7,580
                                                          ======          ======

       In determining the benefit obligations and service cost of the Company's defined benefit plan, a weighted average discount rate and an expected long-term rate of return on plan assets of 9.5% and 7.5%, respectively, were used for Fiscal 2000 and Fiscal 2001.

12.  STOCK OPTION PLANS

       The Company has adopted various stock option plans since 1996 which combined reserve 1,760,000 shares of the Company's common stock for future issuance. The per share exercise price of each stock option granted under these plans will be equal to the quoted fair market value of the stock on the

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES date of grant, except in the case of a more than 10% shareholder for which grants are priced at 110% of fair market value of the stock on the date of grant.

       The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, Accounting for Stock Based Compensation, (Statement No. 123) requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

       Pro forma information regarding net income and earnings per share is required by Statement No. 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for Fiscal 1999, 2000 and 2001, respectively: risk-free interest rate of 6.1%, 5.9%, and 4.4%; a dividend yield of 0%, 0% and 0%; volatility factor of the expected market price of the Company's common stock of .87, .67 and .48; and a weighted-average expected life of the option of seven years, nine years and eight years.

       The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

       For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for Fiscal 1999, 2000 and 2001, is (in thousands except for net income per share information):

                                                             YEAR ENDED
                                             ------------------------------------------
                                             OCTOBER 2,   SEPTEMBER 30,   SEPTEMBER 29,
                                                1999          2000            2001
                                             ----------   -------------   -------------
Pro forma net income.......................    $6,352        $13,440         $9,584
Pro forma net income per share -- basic....    $ 0.83        $  1.76         $ 1.25
Pro forma net income per
  share -- diluted.........................    $ 0.81        $  1.74         $ 1.23

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

       A summary of the Company's stock option activity, and related information follows:

                                          1999                   2000                    2001
                                   -------------------   ---------------------   ---------------------
                                             WEIGHTED                WEIGHTED                WEIGHTED
                                              AVERAGE                 AVERAGE                 AVERAGE
                                             EXERCISE                EXERCISE                EXERCISE
                                             PRICE PER               PRICE PER               PRICE PER
                                   OPTIONS     SHARE      OPTIONS      SHARE      OPTIONS      SHARE
                                   -------   ---------   ---------   ---------   ---------   ---------
Outstanding -- beginning of
  year...........................  485,700    $13.53       808,633    $16.24     1,421,881    $16.58
Granted..........................  382,600     19.55       765,655     17.32       233,680     17.56
Exercised........................  (19,035)    11.78       (18,692)    12.16       (59,605)    15.85
Canceled/expired.................  (40,632)    15.88      (133,715)    19.31      (123,960)    18.18
                                   -------    ------     ---------    ------     ---------    ------
Outstanding -- end of year.......  808,633    $16.24     1,421,881    $16.58     1,471,996    $16.64
                                   =======    ======     =========    ======     =========    ======
Weighted-average fair value of
  options granted during the
  year...........................             $12.64                  $12.04                  $14.66

       The exercise price range of outstanding and exercisable options as of September 29, 2001 follows:

                                              OUTSTANDING   EXERCISABLE   EXERCISE PRICE
                                                OPTIONS       OPTIONS     RANGE PER SHARE
                                              -----------   -----------   ---------------
                                                 375,375      365,161     $10.25 - $13.20
                                                 536,058      382,408     $13.81 - $17.31
                                                 402,563      117,646     $18.17 - $19.69
                                                 158,000      116,838     $19.75 - $27.75
                                               ---------      -------
                                               1,471,996      982,053
                                               =========      =======

       The weighted-average remaining contractual life of the outstanding options is eight years. The initial term for options is generally ten years. The vesting period is three years for 1,136,896 options and 335,100 options were immediately vested.

13.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

       The following is a summary of the unaudited quarterly results of operations:

                                                                      NET INCOME
                                       NET       GROSS     NET           PER
                                      SALES     PROFIT    INCOME   SHARE -- DILUTED
                                     --------   -------   ------   ----------------
Year ended September 30, 2000
  First Quarter....................  $101,675   $29,602   $2,348        $0.30
  Second Quarter...................   124,201    37,133    5,227         0.68
  Third Quarter....................   123,044    36,085    5,740         0.74
  Fourth Quarter...................   124,065    34,702    4,188         0.54
Year ended September 29, 2001
  First Quarter....................  $ 98,552   $28,808   $2,710        $0.35
  Second Quarter...................   123,523    35,810    4,939         0.64
  Third Quarter....................   107,328    28,537    1,420         0.18
  Fourth Quarter...................   107,033    31,401    2,161         0.27

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

14.  SEGMENT AND GEOGRAPHIC INFORMATION

       The Company has one reportable segment, the design, sourcing and marketing of sportswear apparel. The information for this segment is the information used by the Company's chief operating decision-maker to evaluate operating performance. International sales represented approximately 8.3%, 7.8% and 9.1% of net sales for Fiscal 1999, 2000 and 2001, respectively. No foreign country or geographic area accounted for more than 10% of net sales in any of the periods presented. Long-term assets of international operations represented approximately 1.9%, 2.6% and 2.3% of the Company's long-term assets at October 2, 1999, September 30, 2000 and September 29, 2001, respectively.

       In Fiscal 1999, two customers accounted for approximately 14% and 12% of sales in the United States. In Fiscal 2000, two customers accounted for approximately 15% and 13% of sales in the United States. In Fiscal 2001, two customers accounted for approximately 19% and 17% of sales in the United States.

15.  SUPPLEMENTAL COMBINED CONDENSED FINANCIAL INFORMATION

       The Notes (see Note 5) are jointly and severally guaranteed by the Company's domestic subsidiaries. The wholly-owned foreign subsidiaries are not guarantors with respect to the Notes and do not have any credit arrangements senior to the Notes except for their local overdraft facility and capital lease obligations.

       The following is the supplemental combined condensed statement of operations and cash flows for the three years ended September 29, 2001, and the supplemental combined condensed balance sheets as of September 30, 2000 and September 29, 2001. The only intercompany eliminations are the normal intercompany sales, borrowing and investments in wholly-owned subsidiaries. Separate complete financial statements of the guarantor subsidiaries are not presented because management believes that they are not material to investors.

STATEMENTS OF OPERATIONS

                                                           YEAR ENDED OCTOBER 2, 1999
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net sales...........................  $167,443     $218,532       $40,807        $(6,091)       $420,691
Gross profit........................    40,491       65,126        12,305             --         117,922
Operating income....................    10,081       22,333           998             --          33,412
Interest, income taxes and other,
  net...............................     6,464       19,483        (1,280)           494          25,161
Net income..........................     3,617        2,850         2,278           (494)          8,251

                                                         YEAR ENDED SEPTEMBER 30, 2000
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net sales...........................  $195,424     $240,760       $40,997        $(4,196)       $472,985
Gross profit........................    49,518       75,226        12,778             --         137,522
Operating income....................    18,252       29,191           354             --          47,797
Interest, income taxes and other,
  net...............................    11,726       17,953            56            559          30,294
Net income..........................     6,526       11,238           298           (559)         17,503

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                                                         YEAR ENDED SEPTEMBER 29, 2001
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net sales...........................  $188,956     $208,359       $41,837        $(2,716)       $436,436
Gross profit........................    44,977       65,418        14,161             --         124,556
Operating income....................    12,740       19,243         1,290             --          33,273
Interest, income taxes and other,
  net...............................     6,185       14,510           404            944          22,043
Net income..........................     6,555        4,733           886           (944)         11,230

BALANCE SHEETS

                                                               SEPTEMBER 30, 2000
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
                                                  ASSETS
Cash................................  $    171     $     22       $ 1,574       $      --       $  1,767
Accounts receivable.................    35,196       51,248         6,848              --         93,292
Inventories.........................    26,604       32,571         7,579              --         66,754
Other current assets................     2,202       14,572           377              --         17,151
                                      --------     --------       -------       ---------       --------
Total current assets................    64,173       98,413        16,378              --        178,964
Property and equipment, net.........    30,503       10,011         6,374              --         46,888
Other assets........................   136,704       69,916         4,229        (142,173)        68,676
                                      --------     --------       -------       ---------       --------
Total asset.........................  $231,380     $178,340       $26,981       $(142,173)      $294,528
                                      ========     ========       =======       =========       ========
                                   LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued
  liabilities.......................  $ 26,980     $ 34,570       $ 3,796       $      --       $ 65,346
Current portion of long-term debt
  and capital lease obligations.....       904        1,087            --              --          1,991
                                      --------     --------       -------       ---------       --------
Total current liabilities...........    27,884       35,657         3,796              --         67,337
Long-term debt and noncurrent
  portion of capital lease
  obligations.......................   139,741        3,809            --              --        143,550
Other noncurrent liabilities........       257        7,455            95              --          7,807
Shareholders' equity................    63,498      131,419        23,090        (142,173)        75,834
                                      --------     --------       -------       ---------       --------
Total liabilities and shareholders'
  equity............................  $231,380     $178,340       $26,981       $(142,173)      $294,528
                                      ========     ========       =======       =========       ========

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                                                               SEPTEMBER 29, 2001
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
ASSETS
Cash................................  $    190     $    249       $ 1,275       $      --       $  1,714
Accounts receivable.................    33,955       45,958         6,995              --         86,908
Inventories.........................    27,358       36,896         8,829              --         73,083
Other current assets................    18,047       13,995         1,673              --         33,715
                                      --------     --------       -------       ---------       --------
Total current assets................    79,550       97,098        18,772              --        195,420
Property and equipment, net.........    30,695       11,115         5,631              --         47,441
Other assets........................   152,586       55,686         1,908        (143,811)        66,369
                                      --------     --------       -------       ---------       --------
Total asset.........................  $262,831     $163,899       $26,311       $(143,811)      $309,230
                                      ========     ========       =======       =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued
  liabilities.......................  $ 27,832     $ 28,578       $ 5,563       $      --       $ 61,973
Current portion of long-term debt
  and capital lease obligations.....     1,051        1,223           268              --          2,542
                                      --------     --------       -------       ---------       --------
Total current liabilities...........    28,883       29,801         5,831              --         64,515
Long-term debt and noncurrent
  portion of capital lease
  obligations.......................   145,964        2,702           106              --        148,772
Other noncurrent liabilities........       722        8,986           (32)             --          9,676
Shareholders' equity................    87,262      122,410        20,406        (143,811)        86,267
                                      --------     --------       -------       ---------       --------
Total liabilities and shareholders'
  equity............................  $262,831     $163,899       $26,311       $(143,811)      $309,230
                                      ========     ========       =======       =========       ========

STATEMENTS OF CASH FLOWS

                                                           YEAR ENDED OCTOBER 2, 1999
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net cash provided by (used in)
  operating activities..............  $ 13,115     $ 8,692         $  (40)       $(3,607)       $ 18,160
Net cash used in investing
  activities........................   (12,108)     (3,415)          (554)         1,277         (14,800)
Net cash provided by (used in) by
  financing activities..............    (1,037)     (6,223)           737          2,330          (4,193)
Other...............................        --         343             --             --             343
Net increase (decrease) in cash.....       (30)       (603)           143             --            (490)
Cash, beginning of year.............       120         631          1,346             --           2,097
Cash, end of year...................        90          28          1,489             --           1,607

             TROPICAL SPORTSWEAR INT'L CORPORATION AND SUBSIDIARIES

                                                         YEAR ENDED SEPTEMBER 30, 2000
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net cash provided by operating
  activities........................  $ 34,026     $ 2,175        $ 2,024         $   --        $ 38,225
Net cash used in investing
  activities........................   (10,176)       (554)          (483)            --         (11,213)
Net cash used in financing
  activities........................   (23,769)       (180)        (1,456)            --         (25,405)
Other...............................        --      (1,447)            --             --          (1,447)
Net increase (decrease) in cash.....        81          (6)            85             --             160
Cash, beginning of year.............        90          28          1,489             --           1,607
Cash, end of year...................       171          22          1,574             --           1,767

                                                         YEAR ENDED SEPTEMBER 29, 2001
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
Net cash provided by operating
  activities........................  $ 14,624     $ 4,131         $  715         $   --        $ 19,470
Net cash used in investing
  activities........................   (16,192)     (2,933)          (457)            --         (19,582)
Net cash provided by (used in)
  financing activities..............     1,587        (149)          (557)            --             881
Other...............................        --        (822)            --             --            (822)
Net increase (decrease) in cash.....        19         227           (299)            --             (53)
Cash, beginning of year.............       171          22          1,574             --           1,767
Cash, end of year...................       190         249          1,275             --           1,714

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER     MARCH 30,
                                                              29, 2001        2002
                                                              ---------   -------------
                                                              (AUDITED)    (UNAUDITED)
                                                                   (IN THOUSANDS)
                                        ASSETS
Current Assets:
  Cash......................................................  $  1,714      $  2,431
  Accounts receivable, net..................................    86,908        97,819
  Inventories...............................................    73,083        79,676
  Deferred income taxes.....................................    15,040        15,074
  Prepaid expenses and other current assets.................    18,675         7,691
                                                              --------      --------
          Total current assets..............................   195,420       202,691
Property and equipment, net.................................    47,441        45,317
Intangible assets, including trademarks and goodwill, net...    49,455        49,145
Other assets................................................    16,914        17,771
                                                              --------      --------
          Total assets......................................  $309,230      $314,924
                                                              ========      ========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable and accrued expenses.....................  $ 61,973      $ 63,824
  Current portion of long-term debt and capital leases......     2,542         2,098
                                                              --------      --------
          Total current liabilities.........................    64,515        65,922
Long-term debt and capital leases...........................   148,772       145,930
Deferred income taxes.......................................     6,402         6,186
Other non-current liabilities...............................     3,274         2,894
                                                              --------      --------
          Total liabilities.................................   222,963       220,932
Shareholders' Equity:
  Preferred stock...........................................        --            --
  Common stock..............................................        77            77
  Additional paid in capital................................    18,851        19,712
  Accumulated other comprehensive loss......................    (3,175)       (2,938)
  Retained earnings.........................................    70,514        77,141
                                                              --------      --------
          Total shareholders' equity........................    86,267        93,992
                                                              --------      --------
          Total liabilities and shareholders' equity........  $309,230      $314,924
                                                              ========      ========

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                              TWENTY-SIX    TWENTY-SIX
                                                              WEEKS ENDED   WEEKS ENDED
                                                               MARCH 31,     MARCH 30,
                                                                 2001          2002
                                                              -----------   -----------
                                                                     (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                 PER SHARE AMOUNTS)
Net sales...................................................   $222,075      $230,621
Cost of goods sold..........................................    157,457       165,071
                                                               --------      --------
Gross profit................................................     64,618        65,550
Selling, general and administrative expenses................     41,336        48,425
Other charges...............................................      2,178            --
                                                               --------      --------
Operating income............................................     21,104        17,125
Other (income) expense:
  Interest expense, net.....................................      7,904         7,161
  Other, net................................................        582          (655)
                                                               --------      --------
                                                                  8,486         6,506
Income before income taxes..................................     12,618        10,619
Provision for income taxes..................................      4,969         3,992
                                                               --------      --------
Net income..................................................      7,649         6,627
Foreign currency translations and other.....................     (1,498)          236
                                                               --------      --------
Comprehensive income........................................   $  6,151      $  6,863
                                                               ========      ========
Net income per common share:
  Basic.....................................................   $   1.00      $   0.86
                                                               ========      ========
  Diluted...................................................   $   0.99      $   0.84
                                                               ========      ========

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                TWENTY-SIX       TWENTY-SIX
                                                               WEEKS ENDED      WEEKS ENDED
                                                              MARCH 31, 2001   MARCH 30, 2002
                                                              --------------   --------------
                                                                        (UNAUDITED)
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
Net Income..................................................     $  7,649         $  6,627
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................        4,986            3,672
  Deferred income taxes and other...........................         (202)            (628)
Changes in operating assets and liabilities:
  Accounts receivable.......................................       (2,966)         (10,920)
  Inventories...............................................       (4,357)          (6,593)
  Prepaid expenses and other current assets.................          356           10,416
  Accounts payable and accrued expenses.....................      (10,807)           3,106
                                                                 --------         --------
  Net cash provided by (used in) operating activities.......       (5,341)           5,680
                                                                 --------         --------
INVESTING ACTIVITIES:
Capital expenditures........................................       (4,346)          (3,130)
Other, net..................................................          272               46
                                                                 --------         --------
  Net cash used in investing activities.....................       (4,074)          (3,084)
                                                                 --------         --------
FINANCING ACTIVITIES:
Net change in long-term debt and capital leases.............       11,183           (2,517)
Proceeds from exercise of stock options.....................           21              861
                                                                 --------         --------
     Net cash provided by (used in) financing activities....       11,204           (1,656)
                                                                 --------         --------
Change in currency translation and other....................       (1,013)            (223)
Net increase in cash........................................          776              717
Cash at beginning of period.................................        1,767            1,714
                                                                 --------         --------
Cash at end of period.......................................     $  2,543         $  2,431
                                                                 ========         ========

                            See accompanying notes.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

1. BASIS OF PRESENTATION

       The accompanying unaudited condensed consolidated financial statements of Tropical Sportswear Int'l Corporation (the "Company") include the accounts of Tropical Sportswear Int'l Corporation and its subsidiaries. These financial statements have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and footnotes required by generally accepted accounting principles. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's Annual Report on Form 10-K for the year ended September 29, 2001. Certain amounts in the prior year have been reclassified to conform with the current year presentation. In the opinion of management, the unaudited condensed consolidated financial statements contain all necessary adjustments (which include only normal, recurring adjustments) for a fair presentation of the interim periods presented. Operating results for the twenty-six weeks ended March 30, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year ending September 28, 2002.

2. INVENTORIES

       Inventories consist of the following:

                                                         SEPTEMBER 29,   MARCH 30,
                                                             2001          2002
                                                         -------------   ---------
Raw materials..........................................    $  6,898      $  7,505
Work in process........................................      14,327        16,822
Finished goods.........................................      58,858        61,400
Reserve for excess and slow moving inventory...........      (7,000)       (6,051)
                                                           --------      --------
                                                           $ 73,083      $ 79,676
                                                           ========      ========

3. DEBT AND CAPITAL LEASES

       Long-term debt and capital leases consist of the following:

                                                         SEPTEMBER 29,   MARCH 30,
                                                             2001          2002
                                                         -------------   ---------
Revolving credit line..................................    $ 32,131      $ 31,020
Real estate loan.......................................      13,968        13,509
Senior Subordinated Notes..............................     100,000       100,000
Other..................................................       5,215         3,499
                                                           --------      --------
                                                            151,314       148,028
Less current maturities................................       2,542         2,098
                                                           --------      --------
                                                           $148,772      $145,930
                                                           ========      ========

       The Company's revolving credit line (the "Facility") provides for borrowings of up to $110 million, subject to certain borrowing base limitations. Borrowings under the Facility bear variable rates of interest based on LIBOR plus an applicable margin (3.9% at March 30, 2002) and are secured by

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

substantially all of the Company's domestic assets. The Facility matures in June 2003. As of March 30, 2002, an additional $76.5 million was available for borrowings under the Facility.

4. EARNINGS PER SHARE

       Basic and diluted net income per share are computed as follows:

                                                       TWENTY-SIX    TWENTY-SIX
                                                       WEEKS ENDED   WEEKS ENDED
                                                        MARCH 31,     MARCH 30,
                                                          2001          2002
                                                       -----------   -----------
Numerator for basic net income per share:
  Net income........................................     $7,649        $6,627
Denominator for basic net income per share:
  Weighted average shares of common stock
     outstanding....................................      7,639         7,714
Effect of dilutive stock options using the treasury
  stock method......................................         74           164
                                                         ------        ------
Denominator for diluted net income per share........      7,713         7,878
                                                         ======        ======
Net income per common share:
  Basic.............................................     $ 1.00        $ 0.86
                                                         ======        ======
  Diluted...........................................     $ 0.99        $ 0.84
                                                         ======        ======

5. RECENT ACQUISITIONS AND RELATED EXIT RESERVES

       On August 9, 2001, the Company completed the acquisition of 100% of the outstanding stock of Duck Head Apparel Company, Inc. ("Duck Head"). The total purchase price, including cash paid for common stock acquired, cash paid for the fair value of outstanding stock options, and cash paid for fees and expenses, amounted to $17.9 million. Cash acquired totaled $5.5 million.

       The acquisition was accounted for using the purchase method of accounting and the results of operations for Duck Head have been included in the consolidated statements of income since the acquisition date. The preliminary fair value of identifiable tangible and intangible net assets acquired was $28.2 million. This resulted in an initial excess of the fair value of the net assets acquired over the purchase price of approximately $10.3 million. The Company then reduced the fair value assigned to Duck Head's long-lived assets, including trademarks and property and equipment from $9.5 million to zero. The remaining $800,000 was recorded as an extraordinary gain in the consolidated statement of income for the fiscal year ended September 29, 2001.

       Subsequent to the acquisition, the Company began performing a thorough analysis of Duck Head's operations and developed a plan to exit certain activities and terminate certain personnel. The major activities accomplished to date include, among other things, the elimination of redundant personnel, the closure and subsequent sale of Duck Head's administrative offices and distribution center in Georgia, the closure of certain retail outlet stores, and the closure of Duck Head's garment assembly plant in Costa Rica. Personnel termination costs of approximately $3.8 million related to the termination of approximately 415 of the 500 Duck Head acquired employees, were accrued in connection with the acquisition. During the second quarter of fiscal 2002, the Company has a preliminary agreement to resolve a dispute related to

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

accrued severance and reduced this accrual by $1.5 million. In addition, the Company received additional information regarding the value of acquired inventory and determined that additional reserves of approximately $2.4 million were required. Other purchase accounting adjustments were made during the second quarter which totaled approximately $900,000. As of March 30, 2002, all accrued termination costs had been paid. As of March 30, 2002, the Company had remaining accruals of approximately $1.5 million related to estimated lease termination costs for certain of Duck Head's retail outlet stores and other exit related activities. Additional exit activity and further analysis is currently being performed. The Company expects to complete these exit activities by the end of calendar 2002. Subsequent changes in the estimated fair value of assets acquired or additional exit activities will be reflected as additional extraordinary gain or loss if material, until the analysis is completed.

       The Company has remaining accrued liabilities related to the acquisition of Savane International Corp. ("Savane") of approximately $5.2 million related to exit costs which primarily consist of estimated lease termination costs and related expenses. In conjunction with the Company's plan to consolidate certain functions of Savane, (see Note 8), the Company expects to utilize approximately $2.7 million of this reserve by December 2003 for lease termination payments, and expects to reduce the remaining accrual of $2.5 million during its third fiscal quarter.

6. NEW ACCOUNTING PRONOUNCEMENTS

       On September 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"). Statement No. 142 includes requirements to test goodwill and indefinite lived intangible assets for impairment rather than amortize them. Goodwill and other indefinite lived intangible assets are tested for impairment, and any impairment charge resulting from the initial application of Statement No. 142 would be classified as a cumulative change in accounting principle. The provisions of Statement No. 142 require the completion of a transitional impairment test within six months of adoption, with any impairment identified treated as a cumulative effect of a change in accounting principle. In accordance with the provision of Statement No. 142, the Company performed its transitional impairment test during its second fiscal quarter. The results of this test indicate that the Company's goodwill and other indefinite lived intangible assets are not impaired, as the fair value of these assets exceed their carrying value.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

       In accordance with Statement No. 142, the Company discontinued the amortization of goodwill and other indefinite lived intangible assets effective September 30, 2001. A reconciliation of previously reported net income and earnings per share for the twenty-six weeks ended March 31, 2001, to the amounts adjusted for the exclusion of amortization net of the related income tax effect follows:

                                                        TWENTY-SIX    TWENTY-SIX
                                                        WEEKS ENDED   WEEKS ENDED
                                                         MARCH 31,     MARCH 30,
                                                           2001          2002
                                                        -----------   -----------
Reported net income..................................     $7,649        $6,627
Add: Amortization, net of tax........................        602            --
                                                          ------        ------
Adjusted net income..................................     $8,251        $6,627
                                                          ======        ======
Basic earnings per share:
  Reported net income................................     $ 1.00        $ 0.86
  Amortization, net of tax...........................       0.08            --
                                                          ------        ------
  Adjusted net income per share-basic................     $ 1.08        $ 0.86
                                                          ======        ======
Diluted earnings per share:
  Reported net income................................     $ 0.99        $ 0.84
  Amortization, net of tax...........................       0.08            --
                                                          ------        ------
  Adjusted net income per share-diluted..............     $ 1.07        $ 0.84
                                                          ======        ======

       In October 2001, the financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Statement No. 144 supersedes Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The Company does not expect the adoption of Statement No. 144 to have a material impact on its consolidated financial statements.

     In April 2002, the Financial Accountants Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement No. 145") which is effective for fiscal years beginning after May 15, 2002. This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", as well as an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" as debt extinguishments are no longer classified as extraordinary items unless they meet the requirements in Accounting Principles Board Opinion No. 30 of being unusual and infrequently occurring. Additionally, this Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate any inconsistency between the reporting requirements for sale-leaseback transactions and certain lease modifications that have similar economic effects. Finally, this Statement amends other existing authoritative pronouncements to make various technical corrections. The Company is currently evaluating the potential impact, if any, the adoption of Statement No. 145 will have on the Company's financial position and results of operations.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

7. SUPPLEMENTAL COMBINING CONDENSED FINANCIAL STATEMENTS

       The Company's Senior Subordinated Notes, due 2008 (the "Notes") are jointly and severally guaranteed fully and unconditionally by the Company's domestic subsidiaries which are 100% owned by Tropical Sportswear Int'l Corporation (the "Parent"). The Company's wholly-owned foreign subsidiaries are not guarantors with respect to the Notes and do not have any credit arrangements senior to the Notes except for their local overdraft facility and capital lease obligations.

       The following is the supplemental combining condensed statement of operations for the twenty-six weeks ended March 31, 2001, and March 30, 2002, the supplemental combining condensed balance sheet as of September 29, 2001 and March 30, 2002, and the supplemental combining condensed statement of cash flows for the twenty-six weeks ended March 31, 2001, and March 30, 2002. The only intercompany eliminations are the normal intercompany sales, borrowings and investments in wholly-owned subsidiaries. Separate complete financial statements of the guarantor subsidiaries are not presented because management believes that they are not material to investors.

                                                      TWENTY-SIX WEEKS ENDED MARCH 31, 2001
                                       -------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                       -------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS
Net sales............................  $94,215     $107,594       $22,407        $(2,141)       $222,075
Gross profit.........................   22,902       34,202         7,514             --          64,618
Operating income.....................    8,273       11,626         1,205             --          21,104
Interest, income taxes and other,
  net................................    4,374        7,789           395            897          13,455
Net income...........................    3,899        3,837           810           (897)          7,649

                                                        TWENTY-SIX WEEKS ENDED MARCH 30, 2002
                                         --------------------------------------------------------------------
                                                                       NON-
                                          PARENT     GUARANTOR      GUARANTOR
                                           ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                         --------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS
Net sales..............................  $101,723     $104,028       $25,242         $(372)        $230,621
Gross profit...........................    25,827       31,250         8,473            --           65,550
Operating income.......................    12,360        3,287         1,478            --           17,125
Interest, income taxes and other,
  net..................................     5,546        3,647           389           916           10,498
Net income.............................     6,814         (360)        1,089          (916)           6,627

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

                                                            AS OF SEPTEMBER 29, 2001
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
BALANCE SHEET
ASSETS
Cash................................  $    190     $    249       $ 1,275       $      --       $  1,714
Accounts receivable, net............    33,955       45,958         6,995              --         86,908
Inventories.........................    27,358       36,896         8,829              --         73,083
Other current assets................    18,047       13,995         1,673              --         33,715
                                      --------     --------       -------       ---------       --------
          Total current assets......    79,550       97,098        18,772              --        195,420
Property and equipment, net.........    30,695       11,115         5,631              --         47,441
Investment in subsidiaries and other
  assets............................   152,586       55,686         1,908        (143,811)        66,369
                                      --------     --------       -------       ---------       --------
          Total assets..............  $262,831     $163,899       $26,311       $(143,811)      $309,230
                                      ========     ========       =======       =========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued
  liabilities.......................  $ 27,832     $ 28,578       $ 5,563       $      --       $ 61,973
Current portion of long-term debt
  and capital.......................     1,051        1,223           268              --          2,542
                                      --------     --------       -------       ---------       --------
  Leases............................        --           --            --              --             --
          Total current
            liabilities.............    28,883       29,801         5,831              --         64,515
Long-term debt and noncurrent
  portion of capital leases.........   145,964        2,702           106              --        148,772
Other noncurrent liabilities........       722        8,986           (32)             --          9,676
Shareholders' equity................    87,262      122,410        20,406        (143,811)        86,267
                                      --------     --------       -------       ---------       --------
          Total liabilities and
            shareholders' equity....  $262,831     $163,899       $26,311       $(143,811)      $309,230
                                      ========     ========       =======       =========       ========

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)


                                                              AS OF MARCH 30, 2002
                                      --------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                      --------   ------------   ------------   ------------   ------------
BALANCE SHEET
ASSETS
Cash................................  $    252     $    203       $ 1,976       $      --       $  2,431
Accounts receivable, net............    44,586       42,910        10,323              --         97,819
Inventories.........................    34,337       36,752         8,587              --         79,676
Other current assets................     7,359       14,758           648              --         22,765
                                      --------     --------       -------       ---------       --------
          Total current assets......    86,534       94,623        21,534              --        202,691
Property and equipment, net.........    31,416        8,554         5,347              --         45,317
Investment in subsidiaries and other
  assets............................   150,515       61,471          (304)       (144,766)        66,916
                                      --------     --------       -------       ---------       --------
          Total assets..............  $268,465     $164,648       $26,577       $(144,766)      $314,924
                                      ========     ========       =======       =========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued
  liabilities.......................  $ 28,271     $ 30,334       $ 5,219       $      --       $ 63,824
Current portion of long-term debt
  and capital leases................       998        1,052            48              --          2,098
                                      --------     --------       -------       ---------       --------
          Total current
            liabilities.............    29,269       31,386         5,267              --         65,922
Long-term debt and noncurrent
  portion of capital leases.........   144,289        1,543            98              --        145,930
Other noncurrent liabilities........       162        8,949           (31)             --          9,080
Shareholders' equity................    94,745      122,770        21,243        (144,766)        93,992
                                      --------     --------       -------       ---------       --------
          Total liabilities and
            shareholders' equity....  $268,465     $164,648       $26,577       $(144,766)      $314,924
                                      ========     ========       =======       =========       ========

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

                                                       TWENTY-SIX WEEKS ENDED MARCH 31, 2001
                                        -------------------------------------------------------------------
                                                                     NON-
                                        PARENT     GUARANTOR      GUARANTOR
                                         ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                        -------   ------------   ------------   ------------   ------------
STATEMENT OF CASH FLOWS
Net cash provided by (used in)
  operating activities................  $(8,693)     $1,732         $1,620         $   --        $(5,341)
Net cash used in investing
  activities..........................   (3,684)       (226)          (164)            --         (4,074)
Net cash provided by (used in)
  financing activities................   12,577        (377)          (996)            --         11,204
Other.................................       --      (1,013)            --             --         (1,013)
                                        -------      ------         ------         ------        -------
Net increase in cash..................      200         116            460             --            776
Cash, beginning of period.............      171          22          1,574             --          1,767
                                        -------      ------         ------         ------        -------
Cash, end of period...................  $   371      $  138         $2,034         $   --        $ 2,543
                                        =======      ======         ======         ======        =======

                                                      TWENTY-SIX WEEKS ENDED MARCH 30, 2002
                                       -------------------------------------------------------------------
                                                                    NON-
                                       PARENT     GUARANTOR      GUARANTOR
                                        ONLY     SUBSIDIARIES   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                       -------   ------------   ------------   ------------   ------------
STATEMENT OF CASH FLOWS
Net cash provided by (used in)
  operating activities...............   $3,112      $1,217         $1,351         $   --        $ 5,680
Net cash used in investing
  activities.........................   (1,787)     (1,147)          (150)            --         (3,084)
Net cash provided by (used in)
  financing activities...............   (1,263)        107           (500)            --         (1,656)
Other................................       --        (223)            --             --           (223)
                                       -------     -------         ------         ------        -------
Net increase in cash.................       62         (46)           701             --            717
Cash, beginning of period............      190         249          1,275             --          1,714
                                       -------     -------         ------         ------        -------
Cash, end of period..................  $   252     $   203         $1,976         $   --        $ 2,431
                                       =======     =======         ======         ======        =======

8. SUBSEQUENT EVENT

       On April 17, 2002, the Company announced a plan to consolidate the administrative, cutting and related functions of its Savane division in El Paso, Texas into the Company's Tampa, Florida facility. The Company intends to complete all aspects of this consolidation by the end of the first fiscal quarter ending December 29, 2002. As part of the consolidation, the Company will vacate its El Paso administration building and cutting facility. The Company is currently constructing additional administrative offices in Tampa and the current Tampa cutting facility has sufficient capacity to accommodate the consolidated cutting operation. The Company will continue to operate its distribution center in the El Paso area. The consolidation is expected to result in a net reduction of approximately 140 associates, or approximately 12% of the Company's domestic workforce. Approximately 60 associates have been invited, and offered financial assistance, to relocate to Tampa.

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                     SEPTEMBER 29, 2001 AND MARCH 30, 2002
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
               (AMOUNTS AS OF AND FOR THE SIX-MONTH PERIODS ENDED
                MARCH 31, 2001 AND MARCH 30, 2002 ARE UNAUDITED)

       The Company also announced the reorganization of its South Pacific division, including discontinuing production in factories in Fiji that are partially owned by the Company. Product for the Company's South Pacific division will be sourced globally through lower cost full-package imports.

       As a result of these initiatives, the Company will record pre-tax charges totaling approximately $16.0 million through the fiscal quarter ending December 29, 2002, for severance, relocation, lease termination, asset write-downs and other related costs. The cash component of this charge will be approximately $13.0 million. Once completed, the impact of these initiatives is expected to generate annual pre-tax cost savings of approximately $4.5 million beginning in fiscal 2003. The Company believes that this consolidation will improve its ability to service its customers through one centralized location.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,200,000 SHARES

                     TROPICAL SPORTSWEAR INT'L CORPORATION

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                              RBC CAPITAL MARKETS

                          WELLS FARGO SECURITIES, LLC.

                                     , 2002

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

       The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. The registrant is paying all of these expenses in connection with the issuance and distribution of the securities.

SEC Registration Fee........................................   $ 12,576
NASD Filing Fee.............................................     14,169
Nasdaq National Market Listing Fee..........................         --
Accountants' Fee and Expenses...............................    100,000
Legal Fees and Expenses.....................................    140,000
Printing and Engraving Costs................................    125,000
Transfer Agent and Registrar Fees...........................      5,000
Miscellaneous...............................................    203,255
                                                               --------
          Total.............................................   $600,000
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The Florida Business Corporation Act (the "Florida Act") permits corporations to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

       The registrant's Amended and Restated Articles of Incorporation ("Articles") and Amended and Restated Bylaws ("Bylaws") provide that the registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the registrant may enter into Indemnification Agreements with its directors and executive officers in which the registrant agrees to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

       The indemnification provided by the Florida Act and the registrant's Articles and Bylaws is not exclusive of any other rights to indemnification to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the number of circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

       The registrant has obtained a liability policy for its directors and officers as permitted by the Florida Act which extends to, among other things, liability arising under the Securities Act of 1933, as amended.

       The Underwriting Agreement for this offering provides that the underwriters will indemnify the officers and directors of the registrant in specified circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
   1.1    --   Form of Underwriting Agreement (filed herewith).
  *2.1    --   Agreement and Plan of Merger dated May 1, 1998 among
               Tropical Sportswear Int'l Corporation, Foxfire Acquisition
               Corp. and Farah Incorporated (filed as Exhibit (c)(1) to
               Tropical Sportswear Int'l Corporation's Schedule 14D-1 filed
               May 8, 1998).
  *4.1    --   Specimen Certificate for the Common Stock of Tropical
               Sportswear Int'l Corporation (filed as Exhibit 4.1 to
               Amendment No. 1 to Tropical Sportswear Int'l Corporation's
               Registration Statement on Form S-1 filed October 2, 1997).
  *4.2    --   Shareholders' Agreement dated as of September 29, 1997 among
               Tropical Sportswear Int'l Corporation, William W. Compton,
               the Compton Family Limited Partnership, Michael Kagan, the
               Kagan Family Limited Partnership, Shakale Internacional,
               S.A. and Accel, S.A. de C.V. (filed as Exhibit 4.2 to
               Amendment No. 1 to Tropical Sportswear Int'l Corporation's
               Registration Statement on Form S-1 filed October 2, 1997).
  *4.3    --   Indenture dated as of June 24, 1998 among Tropical
               Sportswear Int'l Corporation, the Subsidiary Guarantors
               named therein, and SunTrust Bank, Atlanta, as trustee (filed as Exhibit 4.4 to Tropical Sportswear Int'l Corporation's
               Form S-4 filed August 20, 1998).
  *4.4    --   Shareholder Protection Rights Agreement, dated as of
               November 13, 1998, between Tropical Sportswear Int'l
               Corporation and Firstar Bank Milwaukee, N.A. (which includes as Exhibit B thereto the Form of Right Certificate) (filed as Exhibit 99.1 of Tropical Sportswear Int'l Corporation's
               Form 8-K dated November 13, 1998).
  *4.5    --   Supplemental Indenture No. 1 dated as of August 23, 2000
               among Tropical Sportswear Int'l Corporation, each of the New
               Subsidiary Guarantors named therein, and SunTrust Bank,
               Atlanta, as trustee (filed as Exhibit 4.5 of Tropical
               Sportswear Int'l Corporation's Annual Report on Form 10-K
               filed December 19, 2000).
   5.1    --   Rogers, Towers, Bailey, Jones & Gay Legal Opinion (filed
               herewith).
  10.1    --   Eleventh Amendment dated May 22, 2002 to Loan and Security
               Agreement with Fleet Capital Corporation (filed herewith).
  23.1    --   Consent of Rogers, Towers, Bailey, Jones & Gay (included in
               Exhibit 5.1).
  23.2    --   Consent of Ernst & Young LLP (filed herewith).
 +24.1    --   Power of Attorney.


---------------


* Indicates document incorporated herein by reference.



+ Indicates document previously filed.


     (b) Financial Statement Schedules

       Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment no. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida on the 23rd day of May, 2002.


                                          TROPICAL SPORTSWEAR INT'L CORPORATION

                                          By:    /s/ WILLIAM W. COMPTON
                                            ------------------------------------
                                          Name: William W. Compton
                                          Title:  Chairman and Chief Executive
                                          Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment no. 1 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                      SIGNATURE                              TITLE                      DATE
                      ---------                              -----                      ----

           /s/ WILLIAM W. COMPTON                 Chairman of the Board Chief       May 23, 2002
--------------------------------------------     Executive Officer (Principal
             William W. Compton                       Executive Officer)


         /s/ CHRISTOPHER B. MUNDAY*                 President and Director          May 23, 2002
--------------------------------------------
           Christopher B. Munday


             /s/ MICHAEL KAGAN*                 Vice Chairman of the Board and      May 23, 2002
--------------------------------------------       Executive Vice President
               Michael Kagan


           /s/ N. LARRY MCPHERSON             Executive Vice President, Finance,    May 23, 2002
--------------------------------------------      Chief Financial Officer and
             N. Larry McPherson               Treasurer (Principal Financial and
                                                      Accounting Officer)


        /s/ ELOY S. VALLINA-LAGUERA*                       Director                 May 23, 2002
--------------------------------------------
          Eloy S. Vallina-Laguera


           /s/ CHARLES J. SMITH*                           Director                 May 23, 2002
--------------------------------------------
              Charles J. Smith


           /s/ LESLIE J. GILLOCK*                          Director                 May 23, 2002
--------------------------------------------
             Leslie J. Gillock

                              [SIGNATURES CONTINUE ON NEXT PAGE.]

                      SIGNATURE                              TITLE                      DATE
                      ---------                              -----                      ----


            /s/ MARTIN W. PITTS*                           Director                 May 23, 2002
--------------------------------------------
              Martin W. Pitts


            /s/ BENITO F. BUCAY*                           Director                 May 23, 2002
--------------------------------------------
              Benito F. Bucay


          /s/ ELOY VALLINA-GARZA*                          Director                 May 23, 2002
--------------------------------------------
             Eloy Vallina-Garza


---------------


* William W. Compton signed on behalf of such person as attorney-in-fact.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement (filed herewith).
   2.1*   Agreement and Plan of Merger dated May 1, 1998 among
          Tropical Sportswear Int'l Corporation, Foxfire Acquisition
          Corp. and Farah Incorporated (filed as Exhibit (c)(1) to
          Tropical Sportswear Int'l Corporation's Schedule 14D-1 filed
          May 8, 1998).
   4.1*   Specimen Certificate for the Common Stock of Tropical
          Sportswear Int'l Corporation (filed as Exhibit 4.1 to
          Amendment No. 1 to Tropical Sportswear Int'l Corporation's
          Registration Statement on Form S-1 filed October 2, 1997).
   4.2*   Shareholders' Agreement dated as of September 29, 1997 among
          Tropical Sportswear Int'l Corporation, William W. Compton,
          the Compton Family Limited Partnership, Michael Kagan, the
          Kagan Family Limited Partnership, Shakale Internacional,
          S.A. and Accel, S.A. de C.V. (filed as Exhibit 4.2 to
          Amendment No. 1 to Tropical Sportswear Int'l Corporation's
          Registration Statement on Form S-1 filed October 2, 1997).
   4.3*   Indenture dated as of June 24, 1998 among Tropical
          Sportswear Int'l Corporation, the Subsidiary Guarantors
          named therein, and SunTrust Bank, Atlanta, as trustee (filed as Exhibit 4.4 to Tropical Sportswear Int'l Corporation's
          Form S-4 filed August 20, 1998).
   4.4*   Shareholder Protection Rights Agreement, dated as of
          November 13, 1998, between Tropical Sportswear Int'l
          Corporation and Firstar Bank Milwaukee, N.A. (which includes as Exhibit B thereto the Form of Right Certificate) (filed as Exhibit 99.1 of Tropical Sportswear Int'l Corporation's
          Form 8-K dated November 13, 1998).
   4.5*   Supplemental Indenture No. 1 dated as of August 23, 2000
          among Tropical Sportswear Int'l Corporation, each of the New
          Subsidiary Guarantors named therein, and SunTrust Bank,
          Atlanta, as trustee (filed as Exhibit 4.5 of Tropical
          Sportswear Int'l Corporation's Annual Report on Form 10-K
          filed December 19, 2000).
   5.1    Rogers, Towers, Bailey, Jones & Gay Legal Opinion (filed
          herewith).
  10.1    Eleventh Amendment dated May 22, 2002 to Loan and Security
          Agreement with Fleet Capital Corporation (filed herewith).
  23.1    Consent of Rogers, Towers, Bailey, Jones & Gay (included in
          Exhibit 5.1).
  23.2    Consent of Ernst & Young LLP (filed herewith).
 +24.1    Power of Attorney.


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* Indicates document incorporated herein by reference.



+ Indicates document previously filed.